Exhibit 99.5

CONCORDIA
HEALTHCARE CORP
2015 ANNUAL INFORMATION FORM
MARCH 23, 2016

TABLE OF CONTENTS

EXPLANATORY NOTES	3
Glossary	3
Trademarks	3
Currency	3
Market Data	3

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION	4

CORPORATE STRUCTURE	6
Name, Address and Incorporation	6
Governance	6
Intercorporate Relationships	6

GENERAL DEVELOPMENT OF THE BUSINESS	7

DESCRIPTION OF THE BUSINESS	12

COMPETITION	13

CONCORDIA INTERNATIONAL	14
Overview	14
Products	14
Product Development and Production	16
Sales and Distribution	17
Key Markets, Growth and Marketing Strategy	17
United Kingdom	18
Intellectual Property Matters	19
Regulatory Matters	19
Launch of New Products	19

CONCORDIA NORTH AMERICA	20
Overview	20
Products	20
Product Development and Production	21
Sales and Distributions	21
Key Markets, Growth and Marketing Strategy	22
Intellectual Property Matters	24
Regulatory Matters	24
Reorganization	25

ORPHAN DRUGS	26
Overview	26
Market Overview	26
PDT with Photofrin®	27
Existing Indications	27
New Indications	27
Special Protocol Assessment	28
Other Developments	28
Post-Acquisition Value Added by Orphan Drugs	28

REPORTABLE SEGMENT SUMMARY TABLE	29

DIVIDEND POLICY	29

DESCRIPTION OF CAPITAL STRUCTURE	30
Common Shares	30
Stock Option Plan	30
Long Term Incentive Plan	31

RATINGS	34
S&P	35
Moody’s	35

MARKET FOR SECURITIES	35
Trading Price and Volume	35
Prior Sales	36

DIRECTORS AND EXECUTIVE OFFICERS OF THE CORPORATION	38
Directors and Executive Officers, Positions and Security Holdings	38
Shareholdings of Directors and Executive Officers	39
Biographies	39
Corporate Cease Trade Orders or Bankruptcies	41
Penalties or Sanctions	41
Individual Bankruptcies	41
Conflicts of Interest	41

PROMOTER	41

LEGAL PROCEEDINGS AND REGULATORY MATTERS	42

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	42

AUDIT COMMITTEE	42
Reliance on Certain Exemptions	43
Audit Committee Oversight	43
Pre-Approval Policies and Procedures	43
External Auditor Service Fees	43

TRANSFER AGENT AND REGISTRAR	43

MATERIAL CONTRACTS	44

INTEREST OF EXPERTS	44

RISK FACTORS	45
Risk Factors Related to the Business	45
Risk Factors Related to the Common Shares	62

ADDITIONAL INFORMATION	66

APPENDIX “A” – GLOSSARY OF TERMS
APPENDIX “B” – INTERCORPORATE RELATIONSHIPS
APPENDIX “C” – CHARTER OF THE AUDIT COMMITTEE

EXPLANATORY NOTES

Unless otherwise stated, the information in this Annual Information Form is stated as of December 31, 2015, and all references to the Corporation’s fiscal year are to the year ended December 31, 2015. In this Annual Information Form, the Corporation, its subsidiaries and operating segments (including, but not limited to, Concordia North America and Concordia International) are collectively referred to as the “Corporation” or “Concordia”, unless the context otherwise requires.

Information contained on, or otherwise accessed through, the website of the Corporation, www.concordiarx.com, or any of its subsidiaries’ websites (including, but not limited to, www.amcolimited.com) shall not be deemed to be a part of this Annual Information Form and such information is not incorporated by reference herein and should not be relied upon by readers for the purpose of determining whether to invest in the Common Shares (as defined herein) or any other securities of the Corporation.

Unless otherwise indicated, all charts, graphs, tables and figures are prepared by the Corporation’s management.

Glossary

Attached as Appendix “A” to this Annual Information Form is a comprehensive glossary of terms. Capitalized terms not otherwise defined in the body of this Annual Information Form shall have the meanings ascribed to such terms in the glossary.

Trademarks

This Annual Information Form includes trademarks that are protected under applicable intellectual property laws and are the property of the Corporation or its affiliates or licensors. Solely for convenience, the trademarks of the Corporation or its affiliates and/or licensors referred to in this Annual Information Form may appear with or without the ® or ™ symbol, but such references or the absence thereof are not intended to indicate, in any way, that the Corporation or its affiliates or licensors will not assert, to the fullest extent under applicable law, their respective rights to these trademarks. Any other trademarks used in this Annual Information Form are the property of their respective owners.

Currency

All references to “$” in this Annual Information Form refer to United States dollars, unless otherwise indicated. All references to “C$” in this Annual Information Form refer to Canadian dollars. All references to “£” in this Annual Information Form refer to the United Kingdom pound sterling. All references to “€” in this Annual Information Form refer to the European Union euro.

Market Data

This Annual Information Form contains certain statistical data, market research and industry forecasts that were obtained, unless otherwise indicated, from independent industry and government publications and reports or are based on estimates derived from such publications and reports and management’s knowledge of, and experience in, the markets in which the Corporation operates. Industry and government publications and reports generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. While the Corporation believes this data to be reliable, market and industry data is subject to variation and cannot be verified due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. The Corporation has not independently verified the accuracy or completeness of such information contained herein. In addition, projections, assumptions and estimates of the Corporation’s future performance and the future performance of the industry in which the Corporation operates are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described under the heading “Risk Factors” in this Annual Information Form.

Concordia Healthcare Corp.	3	2015 Annual Information Form

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in this Annual Information Form constitute “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”), which are based upon the Corporation’s current internal expectations, estimates, projections, assumptions and beliefs. Statements concerning the Corporation’s objectives, goals, strategies, intentions, plans, beliefs, assumptions, projections, predictions, expectations and estimates, and the business, operations, future financial performance and condition of the Corporation are forward-looking statements. The words “believe”, “expect”, “anticipate”, “estimate”, “intend”, “may”, “will”, “would”, “could”, “plan”, “create”, “designed”, “predict”, “project”, “seek”, “ongoing”, “increase”, “upside” and similar expressions and the negative and grammatical variations of such expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking statements. In addition, this Annual Information Form may contain forward-looking statements attributed to third-party industry sources.

By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections or other characterizations of future events or circumstances that constitute forward-looking statements will not occur. Such forward-looking statements in this Annual Information Form speak only as of the date of this Annual Information Form. Forward-looking statements in this Annual Information Form include, but are not limited to, statements with respect to:

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the ability of the Corporation to compete against companies that are larger and have greater financial, technical and human resources than that of the Corporation, as well as other competitive factors, such as technological advances achieved, patents obtained and new products introduced by competitors;

•	the performance of the Corporation’s business and operations;
•	the Corporation’s capital expenditure programs;
•	the future development of the Corporation, its growth strategy and the timing thereof;
•	the acquisition strategy of the Corporation;
•	the Corporation’s ability to achieve all of the estimated synergies from its acquisitions as a result of cost reductions and/or integration initiatives;
•	the estimated future contractual obligations of the Corporation;
•	the Corporation’s future liquidity and financial capacity;
•	the supply and market changes in demand for pharmaceutical products within the Corporation’s portfolio of pharmaceutical products;
•	cost and reimbursement of the Corporation’s products;
•	expectations regarding the Corporation’s ability to raise capital;
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the availability and extent to which the Corporation’s products are reimbursed by government authorities and other third party payors, as well as the impact of obtaining or maintaining such reimbursement on the price of the Corporation’s products;

•	changes in regulatory rules or practices in the U.S. or in other jurisdictions in which the Corporation sells products;
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the inclusion of the Corporation’s products on formularies or the Corporation’s ability to achieve favourable formulary status, as well as the impact on the price of the Corporation’s products in connection therewith; and

•	the acquisition and/or launch of new products including, but not limited to, the acceptance and demand for new pharmaceutical products, and the impact of competitive products and prices.

With respect to the forward-looking statements contained in this Annual Information Form, the Corporation has made assumptions regarding, among other things:

•	the ability of the Corporation to comply with its contractual obligations, including, without limitation, its obligations under debt arrangements;
•	the successful licensing of products to third parties to market and distribute such products on terms favourable to the Corporation;
•	the ability of the Corporation to maintain key strategic alliances, and licensing and partnering arrangements, now and in the future;

Concordia Healthcare Corp.	4	2015 Annual Information Form

•	the ability of the Corporation to maintain its distribution networks and distribute its products effectively despite significant geographical expansion;
•	the general regulatory environment in which the Corporation operates, including the areas of taxation, environmental protection, consumer safety and health regulation;
•	the tax treatment of Concordia and its subsidiaries and the materiality of legal proceedings;
•	the timely receipt of any required regulatory approvals;
•	the general economic, financial, market and political conditions impacting the industry and countries in which the Corporation operates;
•	the ability of the Corporation to sustain or increase profitability, fund its operations with existing capital, and/or raise additional capital to fund future acquisitions;
•	the ability of the Corporation to acquire any necessary technology, products or businesses and effectively integrate such acquisitions;
•	the development and clinical testing of products under development;
•	the ability of the Corporation to obtain necessary approvals for commercialization of the Corporation’s products from the FDA or other regulatory authorities;
•	future currency exchange and interest rates;
•	reliance on third party contract manufacturers to manufacture the Corporation’s products on favourable terms;
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the ability of the Corporation to generate sufficient cash flow from operations and to access existing and proposed credit facilities and the capital markets to meet its future obligations on acceptable terms;

•	potential generic competition to the Corporation’s branded pharmaceutical products;
•	the availability of raw materials and finished products necessary for the Corporation’s products;
•	the impact of increasing competition;
•	the ability of the Corporation to obtain and retain qualified staff, equipment and services in a timely and efficient manner;
•	the ability of the Corporation to maintain and enforce the protection afforded by any patents or other intellectual property rights;
•	the ability of the Corporation to conduct operations in a safe, efficient and effective manner;
•	the results of continuing and future safety and efficacy studies by industry and government agencies related to the Corporation’s products; and
•	the ability of the Corporation to successfully market its products and services.

Forward-looking statements contained in this Annual Information Form are based on the key assumptions described herein. The reader is cautioned that such assumptions, although considered reasonable by the Corporation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided in this Annual Information Form as a result of numerous known and unknown risks and uncertainties and other factors. The Corporation cannot guarantee future results.

Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this Annual Information Form include, but are not limited to, the risk factors included under the heading “Risk Factors” in this Annual Information Form.

Forward-looking statements contained in this Annual Information Form are based on management’s current plans, expectations, estimates, projections, beliefs and opinions and the assumptions relating to those plans, expectations, estimates, projections, beliefs and opinions may change. Management of the Corporation has included the above summary of assumptions and risks related to forward-looking statements included in this Annual Information Form for the purpose of assisting the reader in understanding management’s current views regarding those future outcomes. Readers are cautioned that this information may not be appropriate for other purposes. Readers are cautioned that the lists of assumptions and risk factors contained herein are not exhaustive. Neither the Corporation nor any other person assumes responsibility for the accuracy or completeness of the forward-looking statements contained herein.

Such forward-looking statements are made as of the date of this Annual Information Form and the Corporation disclaims any intention or obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable Canadian securities laws.

All of the forward-looking statements made in this Annual Information Form are expressly qualified by these cautionary statements and other cautionary statements or factors contained herein, and there can be no assurance that the actual results or developments will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Corporation.

Concordia Healthcare Corp.	5	2015 Annual Information Form

CORPORATE STRUCTURE

Name, Address and Incorporation

Concordia Healthcare Corp. was incorporated pursuant to the provisions of the OBCA on January 20, 2010, under the name “Mercari Acquisition Corp.”. The Corporation completed its initial public offering on May 6, 2010, and was listed on the TSX-V as a capital pool company and subsequently on the NEX. On December 18, 2013, and prior to the completion of the Qualifying Transaction (as defined below), the Corporation changed its name to “Concordia Healthcare Corp.” and completed a consolidation of its share capital on a basis of one post-consolidation Common Share for every 48.08 common shares existing immediately before the consolidation (the “Consolidation”). The Corporation completed its qualifying transaction pursuant to the policies of the TSX-V by way of a reverse takeover of the Corporation by the shareholders of Concordia Private Co. on December 20, 2013 (the “Qualifying Transaction”). The Common Shares were delisted from the NEX and relisted for trading on the TSX under the symbol “CXR” on December 24, 2013. On June 29, 2015, the Common Shares commenced trading on the NASDAQ under the symbol “CXRX”. On December 15, 2015, the Corporation announced that it had been selected by NASDAQ for addition to the NASDAQ Biotechnology Index® (NASDAQ: NBI). On January 1, 2016, by way of a short-form vertical amalgamation, Concordia Private Co. amalgamated with the Corporation. The name of the amalgamated entity remained Concordia Healthcare Corp.

The registered and head office of the Corporation is located at 277 Lakeshore Rd. East, Suite 302, Oakville, Ontario, L6J 1H9. The Corporation’s records office is located at 333 Bay St., Suite 2400, Toronto, Ontario M56 2T6. The Corporation operates out of facilities in Oakville, Ontario, and through its material subsidiaries, operates out of various international office locations with key offices located in Bridgetown Barbados; London, England; Bailiwick of Jersey; Dublin, Ireland; Luxembourg City, Luxembourg, Mumbai, India; and Chicago, Illinois. The Corporation leases all of its properties.

Governance

Advance Notice By-Law – On October 14, 2015, the Corporation announced that it had adopted an advance notice by-law (the “By-law”), similar to the advance notice by-laws adopted by many other Canadian public companies. Among other things, the By-law fixes deadlines by which shareholders must submit a notice of directors’ nominations to the Corporation prior to any annual or special meeting of shareholders where directors are to be elected, and sets forth the information that a shareholder must include in the notice. The By-law will help ensure all shareholders receive adequate notice of the nominations to be considered at a meeting so they may thereby exercise their voting rights in an informed manner.

Governance Agreement - In connection with the AMCo Acquisition, Cinven received, as part of the purchase price for AMCo, 7,233,338 Common Shares representing approximately 14.23% of the outstanding Common Shares at the closing of the AMCo Acquisition. As a result, Cinven agreed to enter into a governance agreement with the Corporation on October 21, 2015 (the “Governance Agreement”). The Governance Agreement will terminate on the earlier of (i) the date upon which Cinven and its controlled affiliates no longer beneficially own at least 1% of the then outstanding Common Shares, and (ii) the date upon which any person completes any business combination or reorganization transaction where the shareholders of the Corporation immediately prior to the completion of such transaction hold less than 50% of the equity securities in the capital of the entity resulting upon the completion of such transaction. Pursuant to the terms and provisions of the Governance Agreement, Cinven has agreed to certain lock-up, standstill and transfer restrictions.

Registration Rights Agreement - In connection with the AMCo Acquisition, Cinven (together with certain other persons) entered into a registration rights agreement with the Corporation on October 21, 2015 (the “Registration Rights Agreement”). Pursuant to the terms and provisions of the Registration Rights Agreement, the Corporation agreed to provide Cinven (and certain other persons) with a number of rights in respect of the Common Shares acquired by Cinven in connection with the AMCo Acquisition, including certain piggy-back rights, shelf registration rights and demand registration rights.

Intercorporate Relationships

Information about the intercorporate relationships among the Corporation and its material subsidiaries is provided in Appendix “B” to this Annual Information Form.

Concordia Healthcare Corp.	6	2015 Annual Information Form

GENERAL DEVELOPMENT OF THE BUSINESS

ACQUSITIONS

The Corporation completed the following acquisitions in the past three years:

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Kapvay®, Orapred ODT® and Ulesfia®. CPI, a subsidiary of the Corporation, acquired certain of its legacy pharmaceutical products from Shionogi on May 6, 2013, pursuant to the Shionogi Purchase Agreement. Such products are comprised of three FDA approved drugs: (i) Kapvay®, which is used to treat attention deficit hyperactivity disorder; (ii) Orapred ODT®, an anti-inflammatory used in the treatment of certain pulmonary diseases such as asthma; and (iii) Ulesfia®, which is a topical treatment for pediculosis (head lice). The purchase price paid to Shionogi was $28.7 million and included $25.6 million paid for the above mentioned legacy pharmaceutical products, $2.3 million paid for the inventory including raw material, work in process and finished goods and $0.8 million in contingent consideration, subject to meeting certain performance metrics. Following the closing of this acquisition, as additional consideration for the sale, transfer, conveyance and assignment of the assets and the grant of the Ulesfia® license, CPI is required to pay Shionogi 30% of worldwide net sales of Kapvay® and royalty income relating to Kapvay® that exceeds $1.5 million (in the aggregate) during each calendar quarter commencing with the calendar quarter beginning October 1, 2013 until such payments equal $6.0 million in the aggregate.

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Complete Medical Homecare, Inc. CHUSA, a subsidiary of the Corporation, acquired certain specialty healthcare distribution assets from Global on October 25, 2013, with an effective date of August 1, 2013, pursuant to the Global Purchase Agreement. Concordia Private Co., through CHUSA, acquired the assets for total consideration of $13.2 million comprised of $5 million in cash, a vendor note with a fair value on the date of acquisition of $5.6 million and an additional earn-out payment with an estimated present value on the date of acquisition of $2.6 million, payable in Common Shares subject to meeting certain performance metrics. In addition, one million common shares of Concordia Private Co. at $3.00 per share were issued as finder’s fees in connection with the foregoing acquisition, which common shares were exchanged for Common Shares in connection with the Qualifying Transaction. On December 11, 2015, the Corporation resolved to dissolve Complete Medical Homecare, Inc. and, as a result, the Specialty Healthcare Distribution Division has been discontinued.

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Photofrin®. On November 8, 2013, Concordia Private Co. and certain of its subsidiaries, entered into the Pinnacle Purchase Agreement. Pursuant to the Pinnacle Purchase Agreement, on December 20, 2013, Concordia Private Co., through its subsidiaries, acquired 100% of the shares of Pinnacle for total consideration of $58 million comprised of $32.7 million of cash consideration, $5 million of Concordia Private Co.’s common shares issued at a price of C$5.63 per common share, ten annual cash payments with an estimated present value of $5 million and milestone and other contingency payments with an estimated value of $15.3 million. The acquisition of Pinnacle was financed with available cash, which included net proceeds of C$34.5 million received by Concordia Private Co. through the 2013 Private Placement of 2013 Subscription Receipts of Concordia Private Co., which closed on December 19, 2013. On October 1, 2014, CLI acquired certain intellectual property from Pinnacle. See. “General Development of the Business – Equity Transactions” below.

•

Donnatal®. Pursuant to the terms of an asset purchase agreement dated March 19, 2014, between CPI, Concordia and PBM Pharmaceuticals, Inc. (the “Donnatal Purchase Agreement”), on May 15, 2014, CPI completed the acquisition of Donnatal®, an adjunctive therapy in the treatment of irritable bowel syndrome and acute enterocolitis. CPI acquired Donnatal® for $200 million in cash and the issuance of an aggregate of 4,605,833 Common Shares, representing approximately 16.17% of the Corporation’s outstanding Common Shares on a non-diluted basis (approximately 14.96% on a fully-diluted basis) after giving effect to the acquisition, as of the acquisition date. The Corporation paid for the cash component of the acquisition through a combination of available cash and debt financing. See. “General Development of the Business – Funding Arrangements” below.

Concordia Healthcare Corp.	7	2015 Annual Information Form

•

Zonegran ®. Pursuant to the terms of an asset purchase agreement dated September 3, 2014, by and between CPI and Eisai (the “Zonegran Purchase Agreement”), on September 30, 2014, CPI acquired Zonegran® from Eisai for $90 million in cash, plus approximately $1.4 million for purchased inventory. Zonegran is an antiepileptic drug originally created by Dainippon Pharmaceutical Co., Ltd., (currently Dainippon Sumitomo Pharma Co., Ltd.). Zonegran® was first approved by the FDA in March 2000 as an adjunctive therapy in the treatment of partial seizures in adults with epilepsy. In connection with the closing of the acquisition, the Corporation provided a guarantee in favour of Eisai in respect of the punctual payment, performance and discharge of CPI’s payment and indemnification obligations under the Zonegran Purchase Agreement and the ancillary agreements entered into in connection therewith. The Corporation paid for the acquisition of Zonegran® through debt financing. See “General Development of the Business – Funding Arrangements” below.

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Covis Portfolio. On April 21, 2015 (the “Covis Acquisition Closing Date”), pursuant to the terms of an asset purchase agreement dated March 9, 2015 (the “Covis APA”), by and among the Corporation, CPI, and Covis Pharma S.à.r.l, Covis Injectables S.à.r.l (together “Covis”) and Covis Pharma Holdings S.à.r.l, the Corporation, through its subsidiary CPI, completed the acquisition of substantially all of the commercial assets of Covis for $1.2 billion in cash (the “Covis Acquisition”). The drug portfolio acquired from Covis (the “Covis Portfolio”) consisted of branded products and authorized generic contracts, which address medical conditions in various therapeutic areas including cardiovascular, central nervous system, oncology and acute care markets. On October 5, 2015, the Corporation sold the injectable products acquired from Covis Injectables S.à.r.l, being Fortaz®, Zantac® and Zinacef®, for $10 million and $1 million for purchased inventory. The Corporation has integrated the remainder of the Covis Portfolio into the Corporation’s Concordia North America operating segment. See “General Description of the Business - Concordia North America”. On July 3, 2015, the Corporation filed a Form 51-102F4 - Business Acquisition Report in respect of the Covis Acquisition, a copy of which is available on SEDAR, online at www.sedar.com and on EDGAR, online at www.sec.gov.

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AMCo. On October 21, 2015 (the “AMCo Acquisition Closing Date”), pursuant to the terms of a share purchase agreement dated September 4, 2015, as amended (the “AMCo SPA”) the Corporation, through a wholly owned subsidiary, completed the acquisition (the “AMCo Acquisition”) of 100% of the outstanding shares of AMCo from Cinven and certain other sellers (collectively, the “AMCo Vendors”). The AMCo Acquisition provided the Corporation with a diversified portfolio of 190 off-patent molecules, as well as entry into new therapeutic areas such as endocrinology, neurology, ophthalmology and urology. The Corporation, through its wholly-owned subsidiary, acquired AMCo for cash consideration of approximately £800 million ($1.24 billion as at the AMCo Acquisition Closing Date), 8.49 million Common Shares ($230.8 million as at the AMCo Acquisition Closing Date) and daily interest of £272,801 that accrued from June 30, 2015 to October 21, 2015 ($47.7 million as at the AMCo Acquisition Closing Date). In addition, the Corporation will pay to the AMCo Vendors a maximum cash earn-out of £144 million ($196.7 million as at the AMCo Acquisition Closing Date) based on AMCo’s future gross profit over a period of twelve (12) months from October 1, 2015. As part of the purchase commitment the Corporation was required to repay on the AMCo Acquisition Closing Date AMCo’s existing senior secured facilities in the respective principal amounts of £582 million and €440 million plus accrued interest and related cross-currency swaps ($1.4 billion as at the AMCo Acquisition Closing Date). The Corporation has included the AMCo group of companies into its Concordia International operating segment. See “General Description of the Business - Concordia International”. On November 10, 2015, the Corporation filed a Form 51-102F4 - Business Acquisition Report in respect of the AMCo Acquisition, a copy of which is available on SEDAR, online at www.sedar.com and on EDGAR, online at www.sec.gov.

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EQUITY TRANSACTIONS

The Corporation completed the following equity transactions in the past three years:

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Prior to the Qualifying Transaction and pursuant to the terms and provisions of an agency agreement (the “Agency Agreement”) dated December 19, 2013, between Concordia Private Co. and the Agents (as defined below), Concordia Private Co. completed a private placement (the “2013 Private Placement”) of subscription receipts (the “2013 Subscription Receipts”) through a syndicate of agents co-led by GMP Securities L.P. and Canaccord Genuity Corp., and including Beacon Securities Limited, Cormark Securities Inc. and National Bank Financial Inc. (collectively, the “Agents”). Pursuant to the Private Placement, Concordia Private Co. issued 5,520,000 2013 Subscription Receipts at a price of C$6.25 per 2013 Subscription Receipt for total gross proceeds to the Corporation of C$34.5 million. Each 2013 Subscription Receipt was exchanged for one common share of Concordia Private Co., which common shares were then exchanged for Common Shares on a one-for-one basis pursuant to the Qualifying Transaction. The Agents received options to purchase 220,800 common shares of Concordia Private Co. at an exercise price of C$6.25 (the “Agents’ Options”). The Agents’ Options were exercisable until December 20, 2015. In connection with the Qualifying Transaction, the Agents’ Options were exchanged for compensation options of the Corporation on the same terms as those contained in the Agents’ Options. All Agents’ Options have been exercised.

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On March 11, 2014, and pursuant to the 2014 Underwriting Agreement, the Corporation closed a short form prospectus offering, on a “bought deal” basis, of 5,750,000 Common Shares for aggregate gross proceeds of approximately C$67.5 million (the “2014 Offering”). The 2014 Offering was completed at a price per Common Share of C$11.75 by a syndicate of underwriters co-led by GMP Securities L.P. and Canaccord Genuity Corp. and included Barclays Capital Canada Inc., Beacon Securities Limited and Cormark Securities Inc. (collectively, the “2014 Underwriters”). The 2014 Underwriters received, as consideration for their services, a commission equal to 6% of the aggregate gross proceeds payable to the Corporation in respect of the 2014 Offering. Net proceeds to the Corporation after deduction of the 2014 Underwriters’ fees were approximately C$63.5 million.

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On April 8, 2015, the Corporation closed a short form prospectus offering, on a “bought deal” basis, of 4,329,428 subscription receipts (the “Covis Subscription Receipts”) of the Corporation, which included the exercise by the Covis Equity Underwriters of an over-allotment option of 15%, for aggregate gross proceeds of approximately C$368 million (the “Covis Equity Offering”). The Covis Equity Offering was completed at a price per Covis Subscription Receipt of C$85.00. Pursuant to the terms and provisions of (i) a subscription receipt agreement by and among the Corporation, RBC Dominion Securities Inc. and Equity Financial Trust Company (as subscription receipt agent) (the “Covis Subscription Receipt Agreement”), and (ii) an underwriting agreement (the “Covis Underwriting Agreement”) by and among the Corporation and the Covis Equity Underwriters, each holder of Covis Subscription Receipts automatically received, without payment of additional consideration or further action, one Common Share in exchange for each Covis Subscription Receipt held. The Covis Equity Underwriters received, as consideration for their services, a commission equal to 4% of the aggregate gross proceeds payable to the Corporation in respect of the Covis Equity Offering. The net proceeds of the Covis Equity Offering were used to partially fund: (i) the purchase price for the Covis Acquisition; and (ii) fees and expenses incurred in connection with the Covis Acquisition.

•

On September 30, 2015, in connection with the AMCo Acquisition, the Corporation closed a short-form prospectus offering of 8,000,000 Common Shares for aggregate gross proceeds of $520 million (the “AMCo Equity Offering”). The AMCo Equity Offering was completed at a price per Common Share of $65.00 pursuant to an underwriting agreement (the “AMCO Underwriting Agreement”) by and among the Corporation and the AMCo Equity Underwriters. The AMCo Equity Underwriters received, as consideration for their services, a commission equal to 3.75% of the aggregate gross proceeds payable to the Corporation in respect of the AMCo Equity Offering. The net proceeds of the AMCo Equity Offering were used to fund in part the purchase price and costs related to the AMCo Acquisition.

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FUNDING ARRANGEMENTS

The Corporation completed the following material funding arrangements in the past three years:

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On May 6, 2013, Concordia Healthcare Inc. (“Concordia Private Co.”) entered into two loan and security agreements: (i) a loan under the Senior Loan Agreement in the principal amount of $19 million bearing interest at 12% per annum, calculated daily, maturing on October 30, 2015, with interest paid monthly in arrears; and (ii) two loans under the Subordinate Loan Agreement in the aggregate principal amount of $5.15 million bearing interest at 18% per annum, calculated daily, maturing on October 30, 2015, with interest paid monthly in arrears only if the loan under the Senior Loan Agreement was repaid. The Senior Loan Agreement included a working capital loan of $3 million where the interest rate was 12%. The working capital loan was repaid and cancelled on August 7, 2013. On March 28, 2014, the Corporation repaid in full the Senior Loan Agreement and the Subordinate Loan Agreement. On September 19, 2013, the Corporation entered into a senior secured revolving credit facility in the principal amount of $3 million. The Corporation did not draw on the revolving facility and cancelled it on May 13, 2014.

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On May 15, 2014, concurrent with CPI’s acquisition of Donnatal®, the Corporation entered into a secured credit facility having a principal amount of up to $195 million, consisting of a $170 million term loan and a $25 million operating line (the “May 2014 Credit Facility”) with General Electric Capital Corporation, Healthcare Financial Services and a syndicate of lenders. The May 2014 Credit Facility was amended and restated by the GE Amended Credit Agreement (defined below). On September 30, 2014, concurrent with CPI’s acquisition of Zonegran, General Electric Capital Corporation, Healthcare Financial Services and a syndicate of lenders provided an incremental senior secured credit facility of up to $95 million by way of an amended and restated credit agreement dated September 30, 2014 (the “GE Amended Credit Agreement”) to the May 2014 Credit Facility. On April 21, 2015, the Corporation repaid, in full, the outstanding principal balance of the GE Amended Credit Agreement.

•

On April 21, 2015, concurrent with the closing of the Covis Acquisition, the Corporation entered into a credit agreement (the “Covis Credit Agreement”), by and among the Corporation, certain of the Corporation’s subsidiaries and the Covis Lenders. Pursuant to the terms of the Covis Credit Agreement, the Covis Lenders agreed to provide senior secured credit facilities in an aggregate principal amount of up to $700 million comprising: (i) a senior secured revolving credit facility (the “Covis Revolving Facility”) in an aggregate principal amount of up to $125 million; and (ii) a senior secured term loan facility (the “Covis Term Facility”) in an aggregate principal amount of $575 million (together, the “Covis Bank Facilities”). The funds made available to the Corporation under the Covis Term Facility were used to partially fund (i) the purchase price for the Covis Acquisition; (ii) the fees and expenses incurred in connection with the Covis Acquisition; and (iii) the repayment and retirement of the Corporation’s outstanding debt issued pursuant to the terms and provisions of the GE Amended Credit Agreement. The Corporation did not draw on the Covis Revolving Facility. Concurrent with the closing of the AMCo Acquisition (as described below), the Corporation repaid, in full, the outstanding principal balance of the Covis Term Facility of $573.6 million and the related financings and all security interests in the assets of the Corporation and the assets of its material subsidiaries were discharged and released.

•

On April 21, 2015, in connection with the Covis Acquisition, the Corporation closed a private offering of $735 million of 7.00% Senior Notes due 2023 (the “Covis Notes”) issued pursuant to a note indenture (the “Covis Note Indenture”) between the Corporation, certain of its subsidiaries and the U.S. Bank National Association. Pursuant to the terms and provisions of a note purchase agreement dated April 13, 2015 by and among the Corporation, certain of its subsidiaries and the Covis Note Purchase Underwriters, (the “Covis Note Purchase Agreement”), the Covis Notes were priced at an issue price of 100.00% of their face amount to yield 7.00%. Interest on the Covis Notes is payable semi-annually on April 15th and October 15th of each year. The Corporation is not required to make mandatory redemption or sinking fund payments with respect to the Covis Notes. The net proceeds of the offering of the Covis Notes were used to partially fund: (i) the purchase price for the Covis Acquisition; and (ii) the fees and expenses incurred in connection with the Covis Acquisition.

Concordia Healthcare Corp.	10	2015 Annual Information Form

•

On October 21, 2015, concurrent with the closing of the AMCo Acquisition, the Corporation entered into a credit agreement (the “AMCo Credit Agreement”), by and among the Corporation, certain of the Corporation’s subsidiaries, and the AMCo Lenders. Pursuant to the terms of the AMCo Credit Agreement, the AMCo Lenders agreed to provide secured term loans in the aggregate amounts of $1.1 billion in one tranche (the “AMCo USD Term Loan”) and £500 million in a separate tranche (the “AMCo GBP Term Loan” and together with the AMCo USD Term Loan, the “AMCo Term Loans”) and made available to the Corporation a secured revolving loan in the aggregate outstanding principal amount of up to $200 million. All obligations of the Corporation under the AMCo Credit Agreement are guaranteed by all material subsidiaries of the Corporation and secured by first priority security interests in the assets of the Corporation and the assets of, and equity interests in, its material subsidiaries. The AMCo Term Loans mature on October 21, 2021, have variable interest rates and require fixed payments over the term to maturity as well as mandatory repayments based on excess cash flow generated by the Corporation, calculated annually. Interest rates on the AMCo Term Loans are calculated based on LIBOR plus applicable margins, with a LIBOR floor of 1%.

•

On October 21, 2015, concurrent with the closing of the AMCo Acquisition, the Corporation entered into two bridge loan agreements (the “AMCo Bridge Loan Agreements”), by and among the Corporation, certain of the Corporation’s subsidiaries, and certain lenders. Pursuant to the terms of the AMCo Bridge Loan Agreements, certain lenders agreed to provide: (i) a senior unsecured equity bridge term loan facility in an aggregate principal amount of $135 million (the “AMCo Extended Bridge Loans”); and (ii) a senior unsecured equity bridge term loan facility in an aggregate principal amount of $45 million (the “AMCo Equity Bridge Loans” and together with the AMCo Extended Bridge Loans, the “AMCo Bridge Facilities”). All obligations of the Corporation under the AMCo Bridge Facilities, subject to certain customary exceptions, are guaranteed by all material subsidiaries of the Corporation. The AMCo Extended Bridge Loans carry a maturity of seven years and an interest rate of 9.5% for two years from the date of issuance. If the AMCo Extended Bridge Loans are not paid off by the Corporation within two years from the date of issuance then the interest rate will increase to 11.5% and the AMCo Lenders who hold such AMCO Extended Bridge Loans will have the right to convert the AMCo Extended Bridge Loans into a five-year bond with an interest rate of 11.5%. The AMCo Equity Bridge Loans carry a maturity of two years from the date of issuance and an interest rate of 9.5%. On December 18, 2015, the Corporation repaid $11.25 million of the AMCo Equity Bridge Loans and $33.75 million of the AMCo Extended Bridge Loans.

•

On October 21, 2015, concurrent with the closing of the AMCo Acquisition, the Corporation closed a private offering of $790 million in aggregate principal amount of 9.5% senior notes due 2022 (the “AMCo Notes”) issued pursuant to a note indenture (the “AMCo Note Indenture”) between the Corporation, certain of its subsidiaries and the U.S. Bank National Association. Pursuant to the terms and provisions of a note purchase agreement (the “AMCo Note Purchase Agreement”) by and among the Corporation and the AMCo Note Purchase Underwriters, the AMCo Notes bear interest at a rate of 9.5%, which will be paid on June 15 and December 15 of each year, beginning on June 15, 2016 and will mature on October 21, 2022. Prior to December 15, 2018 the Corporation may redeem up to 35% of the AMCo Notes with the net proceeds of certain equity offerings at a premium plus accrued and unpaid interest to the date of redemption. Prior to December 15, 2018, the Corporation may also redeem the AMCo Notes in whole or in part upon payment of a make-whole premium plus accrued and unpaid interest to the date of redemption. On and after December 15, 2018, the Corporation may redeem the AMCo Notes in whole or in part at certain specified redemption prices. If certain assets are sold or in the event of a change of control, the Corporation may be required to repurchase some or all of the AMCo Notes. The AMCo Notes are guaranteed, jointly and severally, on a senior unsecured basis by certain existing and future direct and indirect subsidiaries of the Corporation (the “AMCo Guarantors”). The AMCo Notes and the guarantees rank senior in right of payment to all of the Corporation’s subordinated indebtedness, as well as the subordinated indebtedness of the AMCo Guarantors, and equal in right of payment with all of the Corporation’s and the AMCo Guarantors’ existing and future senior indebtedness, including indebtedness under the AMCo Term Loans. The AMCo Notes effectively are subordinated to all of the Corporation’s existing and future secured indebtedness, as well as the secured indebtedness of the AMCo Guarantors, to the extent of the value of the assets securing such indebtedness. The AMCo Notes and guarantees also are structurally subordinated to all existing and future obligations, including indebtedness and trade payables, of any of Corporation’s subsidiaries that do not guarantee the AMCo Notes.

Concordia Healthcare Corp.	11	2015 Annual Information Form

DESCRIPTION OF THE BUSINESS

Prior to the Qualifying Transaction, the Corporation did not own any assets other than cash and had not conducted any active business operations. Since its incorporation and prior to the Qualifying Transaction, the principal activities of the Corporation consisted of the financing through its initial public offering and a non-brokered private placement of Common Shares completed during January 2013.

As a result of the Qualifying Transaction and the completion of various acquisitions by the Corporation since 2013 (see “General Development of the Business – Acquisitions”), the Corporation has become an international specialty pharmaceutical company owning a broad portfolio of branded and generic prescription products which are sold to wholesalers, hospitals and pharmacies in over 100 countries. As at December 31, 2015, the Corporation employed 476 employees.

Prior to the fourth quarter of 2015, the Corporation operated through three reportable segments: (i) the Legacy Pharmaceuticals Division; (ii) the Orphan Drugs Division; and (iii) the Specialty Healthcare Distribution Division1. Commencing in the fourth quarter of 2015 and following the AMCo Acquisition, the Corporation determined to redefine its reportable segments given the changes to its operations and business. The Corporation currently has the following three operating segments, in addition to its Corporate cost centre: (i) Concordia International, which is the Corporation’s international legacy pharmaceutical division, comprising the AMCo group of companies; (ii) Concordia North America, representing the Corporation’s former Legacy Pharmaceuticals Division, including the Covis Portfolio; and (iii) Orphan Drugs, which is currently comprised of Photofrin®. During each of the two most recently completed financial years, there were no sales or transfers to (i) joint ventures in which the Corporation is a participant or entities in which the Corporation has an investment accounted for using the equity method; or (ii) controlling shareholders.

The Corporation intends to grow its existing businesses by: (i) supplementing the portfolio of pharmaceutical products held by Concordia North America and Concordia International by acquiring or in-licensing additional products; (ii) actively promoting and organically growing the market share for certain products that offer unique growth opportunities; (iii) expanding sales into new jurisdictions; (iii) adding to the Orphan Drugs segment by acquiring additional orphan drugs; and (iii) developing new indications for Photofrin® and acquired orphan drugs that will qualify for orphan drug status.

The Corporation’s business strategy involves seeking to acquire products and maximizing their value by: (i) optimizing sales and marketing strategies; (ii) optimizing supply chain and technical and regulatory affairs; (iii) optimizing Concordia’s corporate structure; (iii) identifying authorized generic opportunities; and (iv) exploring targeted promotion or co-promotion opportunities.

[1]	On December 11, 2015, the Corporation resolved to dissolve Complete Medical Homecare, Inc. and, as a result, the Specialty Healthcare Distribution Division has been discontinued.

Concordia Healthcare Corp.	12	2015 Annual Information Form

The Corporation has an international footprint with a direct and indirect presence in more than 100 countries.

COMPETITION

Competitors in the pharmaceutical market range from large multinational pharmaceutical and development corporations to small, single product companies that may limit their activities to a particular therapeutic area, region or territory. Competition also comes from generic companies, which develop and commercialize formulations that are interchangeable with marketed brands. The Corporation competes with a variety of drug companies. At the present time there are generic products on the market that compete with many of the Corporation’s products.

With respect to competition for its acquisition strategy, the Corporation competes principally with three types of companies: (a) other pharmaceutical companies seeking to acquire pharmaceutical products; (b) other pharmaceutical companies seeking to acquire orphan drugs and orphan drug candidates; and (c) companies developing drugs which could one day compete with the Corporation’s acquired drugs. With respect to (a), the Corporation believes that these companies typically focus on under-promoted products in specific therapeutic niches that offer growth potential through synergistic sales and marketing efforts. To the Corporation’s knowledge, there are few companies currently seeking to acquire pharmaceutical products solely for the purpose of generating a stream of consistent cash flow and which have a similar broad geographic reach. In addition, since the Corporation is not focused on specific therapeutic classes, it has the ability to purchase diversified products and product bundles.

Concordia Healthcare Corp.	13	2015 Annual Information Form

CONCORDIA INTERNATIONAL

Overview

Concordia International is comprised of the AMCo group of companies (see Appendix “B” – Intercorporate Relationships) and operates as an international specialty pharmaceutical company, owning a broad portfolio of branded and generic prescription products that are sold to wholesalers, hospitals and pharmacies in over 100 countries. Concordia International specializes in the acquisition, licensing and development of off-patent prescription medicines, which may be niche, hard-to-make products. Concordia International’s medicines are manufactured and sold through an out-sourced manufacturing network and marketed internationally through a combination of direct sales and local distribution relationships. As at December 31, 2015, Concordia International employed 407 employees. As at December 31, 2015, Concordia International’s diversified product portfolio consisted of 190 molecules, representing a variety of dosage strengths, formulations and geographic markets and covering a range of therapeutic categories, including endocrinology, neurology, ophthalmology and urology. For the year ended December 31, 2015, the largest molecule by revenue in Concordia International’s portfolio accounted for less than 10% of Concordia International’s total revenue, and the top ten molecules in Concordia International’s portfolio accounted for less than 52% of Concordia International’s total revenue.

Concordia International, through the AMCo group of companies, focuses on the end of a typical pharmaceutical product lifecycle where the market has stabilized in terms of competitive landscape, pricing and volume, and prescribers remain loyal to the treatment regime. In many cases, Concordia International’s products have prescription histories dating back decades, which reduces the risk of any new undetected side-effect profiles that could materially alter prescribing habits. Concordia International’s top products benefit from stable demand and often have limited competition because the products are complex to manufacture and register with applicable drug product regulatory authorities, and face a low risk of innovation due to the off-patent stage of their life cycle. The figure below illustrates the various stages in the typical lifecycle of a pharmaceutical product and where Concordia International’s products fit within this lifecycle.

Products

Concordia International retains a competitive position for its key products in its main markets. Concordia International has adopted a tailored growth strategy depending on the competitive and market dynamics for each of its key products. The following table and subsequent molecule descriptions provide an overview of Concordia International’s top ten molecules during the years ended December 31, 2015 and December 31, 2014 and illustrates the level of diversity across Concordia International’s product portfolio.

Concordia Healthcare Corp.	14	2015 Annual Information Form

Concordia International’s Top 10 Molecules(1)

Molecule	Indication	Sold in no. of countries		International Rights	% of FY 2015 Revenue	% of FY 2014 Revenue
		2015	2014
Eltroxin® (Levothyroxine Sodium)	Hypothyroidism	10	12	✓	7.7%	9.8%
Macrobid® (Nitrofurantoin)	Urinary tract infections	20	16	✓	7.6%	9.2%
Prednisol® / Pevanti® (Prednisolone)	Inflammatory conditions	3	2	✓	5.1%	7.2%
NeoMercazole® (Carbimazole)	Hyperthyroidism	24	27	Defined territories	5.3%	5.9%
Tetroxin® (liothyronine sodium)	Severe hypothyroid states	9	9	✓	8.0%	5.7%
Fucithalmic® (fusidic acid)	Bacterial conjunctivitis	68	70	✓	6.6%	5.4%
Erythrocin® (Erythromycin)	Bacterial infections	35	37	Defined territories	3.3%	4.6%
Codipar®/ Zapain® (codeine phosphate and paracetamol)	Moderate/severe pain	3	3	✓	3.7%	4.1%
Akineton® (Biperiden Hydrochloride)	Parkinson’s disease	17	19	Defined territories	1.6%	2.3%
Parnate® (Tranylcypromine Sulphate)	Depression	9	11	✓	2.2%	2.3%

Notes:

(1)

Revenues and percentages provided in respect of the year ended December 31, 2015, are provided on a proforma basis as realized by Concordia International during 2015. Revenues and percentages provided in respect of the year ended December 31, 2014, are based on revenues realized by AMCo during 2014 and prior to the completion of the AMCo Acquisition. The Corporation completed the AMCo Acquisition on October 21, 2015. As a result, the information provided in this table with respect to periods prior to October 21, 2105, is based on information made available to the Corporation by AMCo’s management.

Eltroxin® (levothyroxine sodium)

Levothyroxine sodium treats patients with an underactive thyroid gland, which leads to a deficiency of the hormone thyroxine (a condition known as hypothyroidism). Hypothyroidism is treated by this daily treatment, which is continued and monitored for life.

Macrobid® (nitrofurantoin)

Nitrofurantoin is used to treat bladder infections, such as cystitis and urinary tract infections. These are common infections where many antibiotics are used and, as a result, bacteria are becoming resistant to some of them. At this time, there is less resistance to nitrofurantoin. The product is used across all ages and can also be used to prevent bladder infections in vulnerable patients.

Prednisol® / Pevanti® (prednisolone)

Prednisolone is a powerful anti-inflammatory drug that is used to treat several inflammatory conditions. Inflammation can cause many long-term and acute illnesses, the most common of which are acute attacks of asthma or bronchitis. Other common conditions include inflammation of the joints and rheumatoid arthritis.

Concordia Healthcare Corp.	15	2015 Annual Information Form

NeoMercazole® (carbimazole)

The thyroid gland can become overactive and produce excess thryroxine, which leads to symptoms such as weight loss, increased heart rate and sweating. Carbimazole works to lower thyroid hormone production to normal levels. It is a treatment that is often taken for life and has to be monitored regularly.

Tetroxin® (liothyronine sodium)

The deficiency of thyroxine is sometimes particularly severe and causes extreme symptoms (including coma) that requires a drug’s immediate onset. Liothyronine is therefore often a lifesaving and essential drug as it works quickly and is sometimes used in combination with levothyroxine.

Fucithalmic® (fusidic acid)

Fusidic acid takes the form of a topical gel treatment for patients of all ages suffering with a bacterial infection of the surface lining of the front of the eye (a condition known as conjunctivitis). Conjunctivitis causes the eye to be red, painful and sticky, resulting in a considerable disability for patients and significant inconvenience for the carers of babies, children or the elderly suffering with this condition.

Erythrocin® (erythromycin)

Erythromycin is a commonly used antibiotic used to treat many types of bacterial infections, such as those of the throat, chest and skin. It is particularly used in patients known or suspected to be allergic to penicillin. Depending on the severity of the infection, erythromycin can be taken in the form of a tablet or capsule or given as an injection.

Codipar®/Zapain® (codeine phosphate and paracetamol)

Both codeine phosphate and paracetamol are well known and popular painkillers that work differently to relieve pain. Combining the two gives stronger pain relief and can be used for conditions of severe pain such as back pain, toothache, severe sprains and strains and pain after operations. Depending on the severity of the pain, there are a few possible doses that vary in the content of codeine.

Parnate® (tranylcypromine sulphate)

Tranylcypromine sulphate is used to treat forms of depression that are often long-term, severe and have not responded to other treatments. This drug can be essential as it is often the only one that works for certain patients.

Akineton® (biperiden hydrochloride)

Biperiden hydrochloride is used alone or in combination with other drugs to treat Parkinson’s disease – a condition of shaky, involuntary movements and stiffness. The same symptoms can also occur as side effects to commonly used drugs and Biperiden Hydrochloride is often prescribed to manage these patients as well.

Product Development and Production

Concordia International utilizes an asset-light business model that focuses on the registration and regulatory maintenance of acquired, in-licensed and own-developed products. New products are acquired and in-licensed as well as developed by contract research organizations that are managed by Concordia International’s in-house team, mainly to develop new formulations and dosage strengths of existing products. Concordia International’s medicines are predominantly manufactured in Western Europe by several CMOs. Concordia International enters into contractual arrangements with third parties pursuant to which Concordia International and such third parties negotiate the pricing of materials including, but not limited to, raw materials and active pharmaceutical ingredients. Its operations are managed by core management teams in Ireland, Jersey and the United Kingdom and supported by commercial and regulatory teams in certain international markets. In addition, Concordia International’s Centre of Excellence in India provides operational functions ranging from regulatory, quality, supply chain, medical marketing, customer service, information technology and finance.

Concordia International outsources all product manufacturing services to over 90 third-party CMOs. Concordia International partners with well-known, reputable CMOs, such as Haupt Pharma, Cenexi, B Braun Medical UK and Aesica, among others. Concordia International has maintained long-term relationships with its key suppliers, managed through its European operations. Concordia International has purposefully concentrated its supplier base in Europe in order to be close to its manufacturers, which allows Concordia International to more readily monitor the manufacturing process and reduce the risk of any supply disruptions.

Concordia Healthcare Corp.	16	2015 Annual Information Form

Manufacturing Concordia International’s products is typically challenging due to factors such as low microgram formulations or difficult stability profiles. Technologies used to make the products often date back decades to the time regulatory approvals were obtained under previous regulatory regimes.

Through a program of operational optimization initiatives, Concordia International has improved its supplier network, increasing the size of the operations management team and implementing business interruption insurance, a safety stock policy and a dual sourcing program for key products, which establishes secondary sources of finished dosage form and active pharmaceutical ingredients for key products. Concordia International utilizes long-term supplier contracts and its products are distributed to customers directly and indirectly via third-party distributors.

Centre of Excellence

Concordia International operates a Centre of Excellence in Mumbai, India, which works with its operations team in Europe and its other teams globally. The Corporation intends to expand the scope of services of its Centre of Excellence to work with Concordia North America and the Orphan Drugs segment.

Concordia International utilizes a balanced mix of employees in India with varied academic backgrounds to provide a full range of business services. Such services include:

•	commercial activities such as order processing, business intelligence, market analytics and marketing campaign development;
•	regulatory and medical activities such as license management and document management;
•	quality assurance, compliance and product release;
•	global operations activities such as planning, order processing and vendor management;
•	strategic development activities such as regulatory filings and dossier reviews;
•	finance activities such as financial reporting and consolidation; and
•	human resources, information technology and other support functions.

The key business functions of sales and marketing, supply chain and regulatory, quality and medical affairs operate through a model whereby the team in India works with its European based team. Finance, human resources, information technology and facilities all operate from India with a support team based in the United Kingdom. Additionally, the Centre of Excellence operates an international sales and marketing team.

Sales and Distribution

Concordia International’s products are sold and distributed through two models: the direct model and the indirect model. Concordia International utilizes the direct model for sales in its direct markets division and utilizes the indirect model for sales in its distributor markets division. When Concordia International sees fit based on strategic considerations, it will shift a region from the indirect model to the direct model.

Direct Model

Concordia International has a direct sales presence and commercial teams in the United Kingdom, Ireland, France, the Nordic region, the Benelux region and the MENA region. Through this model, Concordia International has full control over its sales and marketing efforts with the use of an in-house, on-the-ground commercial team that targets potential customers in specific segments of the local market. Concordia International may shift to a direct sales model from an indirect sales model in additional international markets in the future to further drive growth in its existing product portfolio by utilizing a targeted sales force.

Indirect Model

In markets where Concordia International uses an indirect model for sales and distribution, Concordia International utilizes on-the-ground area/country managers. The area/country managers manage distributors, train and monitor third-party sales forces and identify portfolio optimization opportunities. In certain markets, such as South America and Canada, Concordia International manages distributors remotely and uses its marketing and/or distribution relationships to drive sales.

Key Markets, Growth and Marketing Strategy

All of Concordia International’s pharmaceutical products are off-patent medicines with well-established prescribing histories that are at the end of their product lifecycle. Concordia International typically does not participate in areas where other pharmaceutical companies continue to invest significantly to find more effective treatments that will disrupt the market for existing medications when they are released, such as products relating to cancer or diabetes. Also, Concordia International’s off-patent products generally do not face a “revenue cliff” from expiration of product patent or marketing exclusivity and are sold across developed and emerging market countries. Concordia International’s diverse product portfolio consists of off-patent branded prescription products and niche, un-branded products in various oral, injectable and topical forms.

Concordia Healthcare Corp.	17	2015 Annual Information Form

In 2015, sales to customers in the United Kingdom accounted for the majority of Concordia International’s revenue while sales in over 100 other countries including France, Ireland, the Netherlands and Nordic countries accounted for the remaining revenue. Concordia International’s revenue in the United Kingdom is derived mainly from un-branded drugs while the majority of its international revenue is from branded drugs, which enables Concordia International to take advantage of the different market dynamics in various markets.

United Kingdom

The United Kingdom pharmaceutical industry is one of the largest pharmaceutical industries in Europe. The Corporation believes that there are favorable market drivers in the United Kingdom including population growth, an increase in the number of patients with chronic diseases, favorable demographics and increased life expectancy and government commitment. The off-patent pharmaceutical market in the United Kingdom has different regulatory schemes for branded and un-branded medicines. For branded products, the PPRS established in 1952 controls the profits earned by pharmaceutical companies on their overall portfolio of branded products. For un-branded products, the government has set a free pricing, self-regulating market designed to increase competition and drive costs down. The proportion of un-branded drugs sold in the United Kingdom pharmaceutical market is significantly higher than other markets. This is due to the:

•	existence of national bodies, such as the National Institute of Health and Clinical Experience, that assess and regulate the availability of new patented drugs;
•	high propensity of doctors and the department of health that prescribe drugs on an international non-proprietary name basis; and
•	ability of pharmacists to substitute un-branded equivalent products from different manufacturers.

Most of Concordia International’s products sold in the United Kingdom are niche un-branded products, in various oral, injectable and topical forms that are not subject to PPRS but rather priced through market dynamics. Concordia International has targeted strategies for three different categories of the United Kingdom’s pharmaceutical market: (i) Specialty/Hard to Make, (ii) Generics and (iii) Medicines Optimization.

Specialty/Hard to Make

Due to the relatively old age of certain medicines and the corresponding manufacturing processes, Concordia International considers such medicines to be hard to make and maintain. In this market, Concordia International identifies, develops and markets niche, essential medicines and acts as the exclusive or semi-exclusive supplier of these products. These medicines can come in the form of unique formulations, dosages, delivery mechanisms and molecules. They are often essential medicines that patients depend upon. Concordia International sells products such as liothyronine, nitrofurantoin and levothyroxine within this category of the pharmaceutical market.

Generics

The United Kingdom’s generics market is one of the largest generics markets in the world. In this market, Concordia International is able to leverage its “pure play” generic capabilities. Concordia International’s generic franchise in the United Kingdom consists of products such as carbimazole, prochlorperazine and colchicine.

Medicines Optimization

Medicines optimization is an official government policy designed to promote medicines through understanding the patient experience, utilizing an evidence-based model for the choice of medicines, ensuring medicine use is as safe as possible and making medicines optimization part of routine practice. In this category, pharmaceutical companies such as Concordia International can approach the U.K. Department of Health directly, or local procurement bodies individually, with certain products that fit this model. These products are typically affordable branded products, with direct patient benefits that are supported by the U.K. Department of Health as part of this medicines optimization agenda. Concordia International’s products in this market include, among others, Eltroxin®, Pevanti®, Zapain®, Detrunorm® and Macrobid®. Concordia International has also promoted products such as Morphgesic® through this program.

Concordia Healthcare Corp.	18	2015 Annual Information Form

Intellectual Property Matters

Concordia International owns and controls the intellectual property in the vast majority of its products, giving Concordia International the option to launch its products in various geographies, to develop new formulations and to select CMOs of its choice. Concordia International’s intellectual property rights include its brand names, trademarks, marketing authorizations, regulatory dossiers and manufacturing know-how. Concordia International’s intellectual property portfolio has been built from product and company acquisitions over the past 25 years, including product acquisitions from large originator pharmaceutical companies. Concordia International has successfully developed a number of these acquired products into new and more patient-friendly formulations. In addition, Concordia International has a number of exclusive in-licensing arrangements with third party dossier development boutiques under which Concordia International licenses territorial rights to strategic medicines which have, or are shortly to, come off patent. This in-licensing business has enabled Concordia International to extend the breadth of its portfolio and make “Day 1” generic launches on the first day after patent expiry.

Regulatory Matters

Concordia International’s regulatory matters are generally managed through established: (i) internal regulatory capabilities; and (ii) external third party providers. The internal team registers and maintains products with regulatory authorities across Concordia International’s key markets. In some international markets, Concordia International’s teams are assisted by local regulatory service providers. Concordia International is subject to inspections by the UK regulatory authority, the Medicines and Healthcare products Regulatory Agency. As a marketing authorization holder, Concordia International’s companies are required to comply with (among other things) the following EU regulations and guidelines:

•

Good Manufacturing Practice, which ensures that medicinal products are consistently produced and controlled to the appropriate quality standards for their intended use and as required by the marketing authorization or product specification;

•

Good Distribution Practice, which ensures that products are consistently stored, transported and handled under suitable conditions as required by the marketing authorization or product specification; and

•	Good Pharmacovigilance Practice, which regulates the processes for monitoring the safety of medicines.

Launch of New Products

Concordia International grows and diversifies its product portfolio through acquisitions and organic growth, pursuant to which Concordia International has developed a pipeline of products, which consists of approximately 60 anticipated product launches over the next three years, mostly in the form of in-licensed developments for molecules. This pipeline consists of: (i) reformulations or new dosages of existing products, which are developed in-house, (ii) the launch of existing products in new countries, and (iii) in-licensed products that reach across Concordia International’s various markets. In-licensed products include niche branded or un-branded products that are currently sold by other companies. Concordia International identifies in-licensing opportunities and seeks to reach an agreement with these companies to allow Concordia International to market the product in some or all geographic regions, typically in return for milestone payments and/or profit sharing agreements.

On November 23, 2015, the Corporation announced the launch of Nefopam, a generic version of Accupan, the Corporation’s first pipeline product since the completion of the AMCo Acquisition.

Reformulations and new dosages of existing products, as well as the launch of existing products in new countries, have a lower risk compared to typical pharmaceutical products due to the proven medical efficacy, lack of new product development risk and Concordia International’s existing experience with the molecules. Strong market insight helps Concordia International identify unmet customer needs in terms of dosage, packaging, formulations and ease of use.

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Concordia Healthcare Corp.	19	2015 Annual Information Form

CONCORDIA NORTH AMERICA

Overview

Concordia North America has a diversified product portfolio that focuses primarily on the United States pharmaceutical market. As of December 31, 2015, this portfolio of legacy pharmaceutical products consisted of branded and authorized generic products, which are owned by CPI. Concordia North America’s diversified product portfolio represents a variety of dosage strengths, formulations and covers a range of therapeutic categories. For the year ended December 31, 2015, over 75% of Concordia North America’s revenue was derived from the following five product molecules: (i) Donnatal® (phenobarbital & belladonna alkyloids), (ii) Plaquenil® and Plaquenil AG (hydroxychloroquine sulfate); (iii) Zonegran® (zonisamide); (iv) Nilandron® (nilutamide); and (v) Lanoxin® (digoxin).

Concordia North America seeks to acquire and manage drugs that are in the maturity or legacy stage of the pharmaceutical product lifecycle and continue on a predictable revenue generation path. These products have a well-established record of safety and efficacy and a history of stable, predictable demand. As at December 31, 2015, Concordia North America employed 13 employees.

Products

The following table and subsequent molecule descriptions provide an overview of Concordia North America’s top five molecules during the years ended December 31, 2015 and December 31, 2014 and illustrates the level of diversity across Concordia North America’s product portfolio:

Concordia North America’s Top 5 Molecules(1)

Molecule	Indication	Sold in no. of countries	International Rights	% of FY 2015 Revenue	% of FY 2014 Revenue
Donnatal® (phenobarbital & belladonna alkyloids)	Irritable Bowel	1	USA	33.9%	49.4%
Plaquenil® & Plaquenil AG (hydroxychloroquine sulfate)	Inflammatory Conditions	1	USA	17.0%	N/A
Zonegran® (zonisamide)	Epilepsy	1	USA	13.0%	7.7%
Nilandron® (nilutamide)	Prostate Cancer	1	USA	9.7%	N/A
Lanoxin® (digoxin)	Cardiovascular Disease	1	USA	5.9%	N/A

Notes:

(1)

The Corporation acquired Donnatal® in May 2014, Zonegran® in September 2014, and Plaquenil® and Plaquenil AG, Nilandron® and Lanoxin® in April 2015. Revenues listed in the table above only represent revenues generated by these products since the date of acquisition of such products by the Corporation. See “General Description of the Business – Acquisitions”.

Donnatal® (phenobarbital & belladonna alkyloids)

Donnatal® is used as adjunctive therapy for irritable bowel syndrome, a condition characterized by abdominal pain, bloating, and diarrhea or constipation. It may also be used as adjunctive therapy for acute enterocolitis and duodenal ulcer.

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Plaquenil® and Plaquenil AG (hydroxychloroquine sulfate)

Plaquenil® and Plaquenil AG is used to treat rheumatoid arthritis and manage the complications of lupus as well as suppress acute attacks from certain strains of malaria. Plaquenil® and Plaquenil AG is considered a disease-modifying anti-rheumatic drug because it can decrease the pain and swelling of arthritis, and it may prevent joint damage and reduce the risk of long-term disability.

Zonegran® (zonisamide)

In epileptic patients, focal seizures (also called partial seizures and localized seizures) are seizures which affect initially only one hemisphere of the brain. Zonegran® is an antiseizure drug indicated for adjunctive therapy in the treatment of partial seizures in adults with epilepsy.

Nilandron® (nilutamide)

Androgen deprivation therapy is commonly used for metastatic prostate cancer since androgens stimulate prostate cancer cells to grow. Nilandron®, through is antiandrogenic activity can complement surgical castration, which suppresses only testicular androgens.

Lanoxin® (digoxin)

In patients with cardiovascular issues such as congestive heart failure, a weakness of the heart muscle; and atrial fibrillation, a heart rhythm disorder; Lanoxin® is used to help the heart beat stronger and with a more regular rhythm.

Product Development and Production

Similar to Concordia International, Concordia North America utilizes an asset-light business model that focuses on the registration and regulatory maintenance of acquired, in-licensed and own-developed products. Concordia North America’s medicines are predominantly manufactured by more than a dozen third-party CMOs in North America and Western Europe. Concordia North America enters into contractual arrangements with third parties pursuant to which Concordia North America and such third parties negotiate the pricing of materials including, but not limited to, raw materials and active pharmaceutical ingredients. Concordia North America’s operations, including supplier relationships, are managed from offices in Barbados and supported by internal and external advisors located throughout North America.

Manufacturing Concordia North America’s products is typically challenging due to factors such as low microgram formulations or difficult biostability profiles. Technologies used to make the products often date back decades to the time regulatory approvals were obtained under previous regimes.

Sales and Distributions

Concordia North America, operating through its Barbados office, sells substantially all of its pharmaceutical products directly to three major wholesalers in the United States, who combined account for approximately 95% of Concordia North America’s total sales through wholesalers and approximately 80% of the operating segment’s total revenue. Other direct buyers include smaller wholesalers and distributors. Additional key indirect customer groups include:

•

Physicians and allied health professionals including nurses, physician assistants, and pharmacists. While physicians and allied health professionals are not themselves direct buyers of Concordia North America’s products, they are important influencers in recommending or prescribing Concordia North America’s products to patients.

•

Patients and their families/caregivers. In the United States, patients are faced with having to bear an increasing share of the cost of healthcare. For this reason, patients have become more educated regarding their medical needs and increasingly play a larger role in their healthcare decisions, including which medications they are taking.

•

Third-party payors such as Managed Care Organizations and group purchasing organizations. Third-party payors, like certain insurance companies and employers, make purchasing and reimbursement decisions based on a number of health outcomes and economic variables.

•

State and federal government health agencies. Certain United States federal government agencies like the Department of Veteran Affairs, the Department of Defence, prison systems and Indian Health Services may purchase pharmaceutical products directly from Concordia North America or provide third-party reimbursement to those that do purchase Concordia North America’s products. In addition, Medicaid programs at the state level may also reimburse patients that purchase Concordia North America’s products.

Concordia Healthcare Corp.	21	2015 Annual Information Form

Warehousing, distribution, logistics, customer service and accounts receivable were transitioned from Shionogi’s Transition Services to Cardinal Specialty Pharmaceutical Services in January 2014. Management of Concordia North America believes that such outsourcing relationships with leading providers of pharmaceutical contract services are an efficient means of pursuing its business plans and intends to pursue this strategy in the future.

Key Markets, Growth and Marketing Strategy

Concordia North America focuses on the North American pharmaceutical market, in particular the U.S. market. According to IMS Health, the United States is the world’s largest pharmaceutical market with estimated sales of $377-$384 billion in 2014 and this market is expected to reach approximately $475 billion by 2020.

United States Pharmaceutical Product Lifecycle

Illustration of the United States Pharmaceutical Product Lifecycle

Most pharmaceutical products in the United States marketplace follow very similar paths of development from discovery through to loss of substantial market share to competing products. This ‘lifecycle’ includes several key stages that each affect a product’s commercial viability. The key stages are described as follows:

Drug Discovery – In the drug discovery stage, researchers study the molecular mechanisms of a particular disease and attempt, through a variety of methods, to find or create a molecule that affects the way the disease functions. Typically, when a new molecule is identified that offers the potential to proceed further in development, a patent application is filed claiming the chemical formula that defines the new molecule and/or the process by which the new molecule is formulated or used. If issued, the patent carries a lifespan of 20 years from the date of filing. During this 20-year period, only the patent holder may use the discovery claimed in the patent.

Pre-clinical and Clinical Development – Following the drug discovery process, candidate molecules typically undergo one to three years of extensive pre-clinical laboratory and animal testing to assess safety and demonstrate biological activity against a disease. Prior to testing in humans, the drug developer must submit an investigational new drug application to the FDA (a request for permission to conduct further testing on humans). Once permission is granted, the molecule enters three phases of clinical (human) trials, which can take from two to ten years or more, during which safety and efficacy of the new molecule is determined.

FDA Approval, Product Launch and Growth – Once the drug developer submits all data and information generated during the discovery and development stages to the FDA, which constitutes an NDA, FDA scientists and advisory committees review it and decide whether the data justifies approval for widespread patient use and marketing. If approved, the new drug is introduced into the marketplace. Sales of a branded drug, often driven by sizeable promotional investment, may rise sharply after introduction as the drug gains popularity and becomes widely prescribed by physicians.

Maturity – After years of growth, sales of a new drug typically slow or reach a plateau, a stage of the product’s lifecycle referred to as maturity. The duration of the maturity stage is often dependent on the type of exclusivity the drug enjoys. These types include:

Concordia Healthcare Corp.	22	2015 Annual Information Form

•

Patent Exclusivity. If successfully patented during the drug discovery stage, the new drug will enjoy marketing exclusivity for the duration of the patent. After the patent expires, the discovery claimed in the patent can be used by anyone, and it is at this time that competition typically enters the market. Since the time required for a drug to advance through pre-clinical and clinical trials and to receive FDA approval is typically several years, drugs rarely enjoy the full 20 years of patent protected market exclusivity.

•

FDA Exclusivity. Regardless of patent status, the FDA, upon approving an NDA, grants marketing exclusivity to all newly discovered drugs, the term of the grant being dependent on a number of factors, including the use of the drug, whether the drug already exists in another formulation, and the total number of patients eligible to use the drug. FDA exclusivity can last from six months to seven years, and although this period runs concurrently with patent exclusivity, it is independent of any patent protection.

•

Other Barriers to Competition. In rare instances, a drug can maintain market exclusivity after both patent and FDA exclusivity expire due to technical, manufacturing and regulatory nuances that are very difficult or even impossible to overcome, and hence, competing products cannot be introduced.

Loss of Market Exclusivity – When market exclusivity is lost and competing products enter the market, the brand loses market share very rapidly. Typically the brand will maintain approximately 10% of the market after only one year of losing market exclusivity. Competition comes principally from generic drugs, drugs that the FDA approves as equivalent to the brand based on abbreviated clinical development. Once approved, generic drugs, which are priced at substantial discounts to branded drugs, can be dispensed in place of the brand by a pharmacist, without consent from the prescribing physician.

•

Economic Barriers to Generic Competition – Sales of a branded drug are sometimes too small to warrant the investment necessary to develop and produce a competing generic formulation. As a result, a branded drug may not face generic competition, thereby maintaining market exclusivity. While generic drug development is less rigorous and less costly than branded drug development (which is why generic drug prices are much lower than branded drug prices), filing costs, bioequivalence studies, manufacturing, packaging and ongoing regulatory requirements do create an economic barrier for generic entries. If sales of the branded product are relatively low, the expected economic return may not justify the investment required to develop and manufacture the generic drug.

Legacy Stage – Once a drug loses market exclusivity and market share erodes, the drug enters the final stage of the product lifecycle, the legacy stage. Although market share falls dramatically in the legacy stage, it rarely erodes to zero. This is due to a number of reasons, the most common ones being physicians/patients insisting on prescribing/receiving branded drugs or top tier drug plans that continue to reimburse branded drugs regardless of the cost difference and availability of generics. Therefore, remaining demand for these drugs, while small, remains predictable and constant year after year, with little or no marketing investment. It is often at this stage when brand companies may think about divesting the drug. Reasons for divestiture are many and varied, including: (i) normal course divestiture of what is no longer a strategic asset; (ii) a desire to immediately realize maximum value for the declining asset, possibly addressing near-term cash needs or funding long-term financial goals; (iii) a decision to direct attention and resources elsewhere, including the development, acquisition or licensing of early stage drugs (in the discovery, preclinical or clinical stages); (iv) a strategic change of focus, i.e. other therapeutic areas; and (v) continued manufacturing and commercialization of low-volume products becomes economically unattractive to the brand company.

Authorized Generics

An authorized generic is a branded drug marketed as a generic drug under private label, typically that of a generic company. The goal of partnering with a generic company to introduce an authorized generic is to maintain market share, thereby creating a revenue stream from the authorized generic, while continuing to receive a revenue stream from brand sales. The Corporation intends to enter into authorized generic partnerships whenever merited.

Limited Promotional Investment

Concordia North America seeks to maintain and grow demand for, and revenues from, its legacy pharmaceutical products via highly targeted promotional activities. These activities include third-party service providers charged with a mandate of direct detailing to carefully targeted physicians for certain products. Additionally, Concordia North America offers couponing and co-pay assistance programs for its promoted legacy products ensuring that patients’ direct costs are on par with competitors’ products. Together, these promotional activities are aimed at increasing physician, pharmacy and consumer awareness and loyalty to Concordia North America’s products.

Concordia Healthcare Corp.	23	2015 Annual Information Form

Partnership with Leading Service Providers

Concordia North America has entered into outsourcing relationships with leading providers of pharmaceutical contract services for many of the operational functions associated with its business and intends to pursue this strategy in the future. Concordia North America’s products are predominantly manufactured by more than a dozen third party CMOs in North America and Western Europe. Certain aspects of regulatory affairs and pharmacovigilance are outsourced to Mapi. Other compliance-related matters are overseen by Deloitte (formerly Compliance Implementation Services). Concordia North America intends to transition certain regulatory and other services to Concordia International’s Centre of Excellence in Mumbai, India.

Legacy Product Acquisitions

Concordia North America focuses on acquiring legacy that either enjoy market exclusivity through technical, manufacturing, regulatory or economic barriers to competition, or otherwise maintain stable and/or predictable demand and revenues. As Concordia North America’s focus is not therapeutically driven, management of Concordia North America believes that a broad selection of these products are available for potential product acquisitions.

Concordia North America acquires legacy pharmaceutical products that:

•	are known products, offering:
•	proven efficacy and a well-understood position in therapy;
•	proven safety profiles and therefore minimal safety risk for patients and physicians; and
•	no costly launch promotion requirement;
•	have minimal competitive threats due to:
•	quantifiable generic penetration; and
•	minimal pipeline (alternative product) risk;
•	have a predictable and reliable supply chain, including:
•	readily available active pharmaceutical ingredient;
•	long-term supply chain in place;
•	alternative manufacturing sources, if needed; and
•	distribution by leading third-party logistics providers;
•	have financial stability with upside potential, including:
•	an attractive cash flow profile;
•	competitive value; and
•	demonstrated responsiveness to limited promotional investment.

Post-Acquisition Value Added by Concordia North America

Concordia North America has a focused post-acquisition program for legacy products that is designed to manage the performance of acquired drugs. Key components of this program include:

•	implementing cost adjustments based on market assessment;
•	implementing authorized generic opportunities;
•	exploring limited promotion investment opportunities;
•	effectively managing regulatory affairs and supply chain; and
•	integrating acquisition and intellectual property into Concordia North America’s structure.

Intellectual Property Matters

Concordia North America relies on trademarks, trade secrets and other proprietary information in connection with its business and such trademarks have been used, often for several years, to build brand equity and maintain physician and patient loyalty to branded drugs. As long as the trademarks continue to be used by Concordia North America, registration of them can be renewed and the rights in them maintained.

Regulatory Matters

The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements on the distribution and marketing of pharmaceutical and other healthcare products. These agencies and other federal, state and local entities regulate quality control, safety, effectiveness, labelling, packaging, storage, handling, distribution, record keeping, approval, advertising, and promotion of pharmaceutical products.

Concordia Healthcare Corp.	24	2015 Annual Information Form

The Corporation’s operations are also subject to the Anti-Kickback Statutes. Such laws prohibit entities such as the Corporation from knowingly and willingly offering, paying, soliciting or receiving any form of remuneration (including any kickback, bribe or rebate) in return for the referral of items or services for which payment may be made under a federal health care program, or in return for the recommendation, arrangement, purchase, lease or order of items or services for which payment may be made under a federal health care program. Violation of the Anti-Kickback Statutes is a felony, punishable by criminal fines and imprisonment or both. In addition, the Department of Health and Human Services in the United States may impose civil penalties and exclude violators from participation in federal health care programs, such as Medicare and Medicaid. Many states have adopted similar prohibitions against payments intended to induce referrals of products or services paid by Medicaid or other third-party payors.

Concordia North America currently utilizes Mapi as its provider of regulatory affairs services, medical and drug information provision, and quality assurance services. These services include storage and maintenance of all regulatory dossiers, all routine and ad-hoc reporting and communications with the FDA and adverse drug reporting and provision of medical information relating to the products to physicians and patients. Concordia North America’s outsource agreement with Mapi provides for a cost of service which is fixed for normal functions associated with the medical and regulatory maintenance of the products, with additional costs based on an hourly consulting rate for services as may be needed outside of normal maintenance. Mapi currently services a large number of North American and European pharmaceutical and biotechnology companies in similar capacities. Concordia North America intends to transition certain regulatory and other services to Concordia International’s Centre of Excellence in Mumbai, India.

In addition to providing regulatory, pharmacovigilance and medical information services, Mapi also provides expert market access strategies for the pharmaceutical, healthcare and biotech industry. Mapi’s senior consultants have extensive pharmaceutical regulatory consulting experience. As one of the largest regulatory affairs and market access consulting firms in North America, Mapi’s volume of product submissions is often larger than that of many biotechnology and pharmaceutical companies.

Concordia North America also currently outsources to Mapi all activities that typically involve written responses to questions from patients or healthcare providers regarding Concordia North America’s products. Concordia North America, through Mapi, has established a dedicated toll-free phone number and mailing address for these drug information requests.

Reorganization

In the ordinary course of business, the Corporation reviews its corporate structure and operations and where appropriate may undertake a reorganization. During the year ended December 31, 2015, to gain flexibility in existing markets and for entry into new markets, the Corporation completed a corporate restructuring of Concordia North America by migrating its Barbados entities to Luxembourg. As a result of the restructuring, the Luxembourg entities now have branch offices in Barbados. In addition, to simplify its corporate structure, on January 1, 2016, by way of a short-form vertical amalgamation, Concordia Private Co. amalgamated with the Corporation. The name of the amalgamated entity remained Concordia Healthcare Corp.

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Concordia Healthcare Corp.	25	2015 Annual Information Form

ORPHAN DRUGS

Overview

The Corporation’s Orphan Drugs segment is intended to provide growth opportunities through the expansion into new indications and new markets for existing or acquired orphan drugs. In its initial execution of its orphan drug strategy, Concordia Private Co., through its subsidiaries, acquired the orphan drug, Photofrin® through the acquisition of Pinnacle (see “General Development of the Business – Acquisitions – Photofrin®”). Today, Photofrin® is owned by CLI and is the primary focus of the Orphan Drugs segment. Photofrin® is FDA approved and has orphan drug status in respect of esophageal cancer and high-grade dysplasia in Barrett’s esophagus. In addition, Photofrin® is FDA approved for the treatment of non-small cell lung cancer (“NSCLC”).

The Orphan Drugs segment uses a third party supply chain to produce and distribute Photofrin®, except for distribution to the U.S. territory, which distribution is completed by an affiliate of the Corporation, and product supplied in connection with clinical trials. As at December 31, 2015, the Orphan Drugs segment employed 25 employees.

Market Overview

Orphan drugs are developed specifically to treat rare medical conditions (such conditions being referred to as orphan diseases). The FDA grants orphan status to drugs which are defined as those intended for the safe and effective treatment, diagnosis or prevention of rare diseases and disorders that affect fewer than 200,000 people in the United States, or that affect more than 200,000 persons but are not expected to recover the costs of developing and marketing a treatment drug. Along with orphan status, the FDA also grants significant advantages to orphan drugs, including a more rapid development pathway as well as extended market exclusivity, regardless of patent status.

The ODA provides the framework for drug development to support the research of drugs for rare diseases. The ODA defines rare diseases as those with “prevalence of disease in the population of less than 200,000 people”. Alternatively, the ODA states that when the drug developer could have “no reasonable expectation of profitability” after developing a drug for a rare disease in the United States, the FDA may designate such a product as an orphan drug.

The OOPD’s mission is to advance the evaluation and development of products that demonstrate promise for the diagnosis and/or treatment of rare diseases or conditions. In fulfilling that task, OOPD evaluates scientific and clinical data submissions from sponsors to identify and designate products as promising for rare diseases and to further advance scientific development of such promising medical products. The OOPD also provides incentives for sponsors to develop products for rare diseases. The program has successfully enabled the development and marketing of more than 400 drugs and biologic products for rare diseases since 1983. In contrast, fewer than 10 such products supported by industry came to market between 1973 and 1983. The Orphan Grants Program has been used to bring more than 45 products to marketing approval.

The U.S. National Institute of Health currently lists approximately 7,000 rare diseases, the majority of which are heritable or congenital and which affect approximately 25 million Americans. To receive orphan designation, a drug manufacturer must: (a) certify that the product is for a rare condition; (b) provide a scientific rationale for using the drug for that rare condition; and (c) provide supporting epidemiologic data.

Once a disease has obtained the orphan designation, the ODA provides the manufacturer of a product that treats the orphan disease with the following benefits: (a) seven years of market exclusivity from the date of approval, meaning that no generic competitor can enter the market regardless of whether the innovator has a patent; (b) an exemption from the fee for FDA approval – which fee is in excess of $1.1 million; and (c) priority FDA review (accelerated approval process).

Management of the Orphan Drugs segment believes that orphan drugs are particularly attractive for two other reasons: (a) these products tend to have competitive value when compared to traditional pharmaceutical products; and (b) the selling and promotional expenses are substantially lower and offer greater returns than for traditional pharmaceutical products. As orphan drugs target very rare diseases, the physician community that treats patients with such diseases is typically very small. As a result, communication with this physician base requires a much smaller number of sales representatives. Additionally, the uptake of the drug by the physician base is typically much faster as the disease may have no alternate therapy and given the relatively small targeted population.

In reviewing orphan drug opportunities, management of the Orphan Drugs segment seeks products that are already approved for one indication but can be developed to treat other indications. As the product is already approved, its safety and efficacy have been reviewed and accepted by the FDA, and therefore clinical development risk to the Corporation is reduced.

Concordia Healthcare Corp.	26	2015 Annual Information Form

PDT with Photofrin®

Photodynamic Therapy with Photofrin®

The legacy pharmaceutical product owned by CLI, Photodynamic Therapy (“PDT”) with Photofrin®, is a light-based (cancer) treatment that uses sodium porfimer (brand name Photofrin®), a photosensitizing drug derived from oxygen binding proteins found in blood. Photofrin® is marketed by Pinnacle in the United States. Photofrin® is intravenously administered and is differentially absorbed by tumorous cells. When activated by 630 nanometer lasers, Photofrin® produces reactive “singlet” oxygen that attacks tumors through multiple “tumoricidal cascades”, including: (i) selective retention by cancer cells; (ii) induction of apoptosis (programmed cell death); (iii) destruction of malignant neovasculature; and (iv) initiation of an immune response against the cancer.

PDT with Photofrin® has three indications approved by the FDA; Esophageal Cancer, Barrett’s Esophagus and NSCLC. PDT with Photofrin® is being further developed for the treatment of an additional rare form of cancer, cholangiocarcinoma.

Management of the Orphan Drugs segment believes that the patent portfolio that protects the product, in combination with certain manufacturing barriers, regulatory hurdles, training and education requirements and treatment of the modality make the product difficult to genericize.

Existing Indications

Esophageal Cancer

PDT with Photofrin® is indicated to help lessen symptoms of esophageal (food pipe) cancer when the cancer blocks the esophagus or when the cancer cannot be treated with laser alone. The American Cancer Society estimates that there are approximately 16,000 new cases of esophageal cancer diagnosed annually in the United States. In general, the prognosis of esophageal cancer is quite poor, because most patients present with advanced disease.

Barrett’s Esophagus

PDT with Photofrin® is indicated for the ablation of high-grade dysplasia in Barrett’s esophagus patients who do not have part or all of their esophagus removed with surgery. The American Cancer Society estimates that there are approximately 18,000 new cases of Barrett’s esophagus diagnosed annually in the United States. Barrett’s esophagus is a premalignant condition. Its malignant sequelae, esophageal adenocarcinoma, has a mortality rate of over 85%.

Non-Small Cell Lung Cancer

Photofrin® is indicated for the treatment of microinvasive endobronchial NSCLC in patients for who surgery and radiotherapy are not indicated. Photofrin® is indicated for the reduction of blockage and symptom relief in patients with endobronchial NSCLC that partially or totally blocks the bronchi (airways entering the lungs). In these patients, PDT with Photofrin® is used to relieve symptoms with endobronchial NSCLC when the cancer obstructs or blocks the airway. The American Cancer Society estimated in 2015 that there are approximately 221,220 new cases of lung cancer diagnosed annually in the United States, of which a proportion are NSCLC and a proportion of those are candidates for treatment with Photofrin®.

New Indications

Cholangiocarcinoma

Future growth is expected to come from clinically developing and marketing PDT with Photofrin® for new indications, the first one being cholangiocarcinoma. Along with a marketable indication and corresponding product labeling, additional benefits of clinically developing PDT with Photofrin® for cholangiocarcinoma include Orphan Drug Designation and subsequent market exclusivity benefits in the United States and the European Union. During the last quarter of 2015, the Corporation began to capitalize costs associated with clinical trials associated with this new indication for Photofrin®.

Concordia Healthcare Corp.	27	2015 Annual Information Form

Special Protocol Assessment

On November 12, 2013, Pinnacle reached an agreement with the FDA under a special protocol assessment to enrol patients with an advanced form of bile duct cancer in a pivotal Phase 3 clinical trial. The special protocol assessment is a written agreement with the FDA regarding the design, endpoints and planned statistical analysis approach of the trial to be used in support of a potential NDA submission. The clinical trial will study the efficacy and safety of PDT with Photofrin® as treatment for unresectable advanced perihilar cholangiocarcinoma Bismuth type III/IV.

Other Developments

On March 26, 2014, the Orphan Drugs segment was granted FDA premarket supplemental approval for its Optiguide® DCYL700 Fiber Optic Diffuser Series flexible fiber. The Optiguide DCYL700 Fiber Optic Diffuser Series is a light delivery system used in PDT with Photofrin®. The system features a more flexible, narrower cylindrical diffuser design that may assist physicians by providing greater access to tumors located in the right upper lobe of the lung and by improving maneuverability in other potentially challenging anatomic areas of the bronchus.

On August 5, 2014, the Corporation announced that Thomas Jefferson University Hospital in Philadelphia, Pennsylvania was the first site approved to enrol patients in the Phase 3 multicenter clinical trial using Photofrin®.

On November 28, 2014, the Corporation announced that Thomas Jefferson University Hospital had enrolled the first patient in the Phase 3 multicenter clinical trial. On February 12, 2015, the Corporation announced that it had enrolled its first patient in Phase 3 multicenter clinical trial in Korea.

The Orphan Drugs segment enrolled the first patients in a randomized Phase 2 trial to evaluate PDT with Photofrin® for patients with epithelioid malignant pleural mesothelioma. The study is expected to enrol over four years and is supported by a grant from the National Cancer Institute. The Orphan Drugs segment also initiated the Phase 3 bile duct cancer trial in Germany and the Phase 3 bile duct cancer trial in Korea. Currently, clinical sites are represented in Canada, the United States, Korea, Germany and Switzerland.

Post-Acquisition Value Added by Orphan Drugs

The Orphan Drugs segment also has a focused post-acquisition program for orphan products. This program involves investing in further clinical development of the product for the purpose of demonstrating efficacy in additional indications, namely orphan indications that have been granted orphan drug status.

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Concordia Healthcare Corp.	28	2015 Annual Information Form

REPORTABLE SEGMENT SUMMARY TABLE

The following chart sets out, for each of the two most recently completed financial years, the revenue for each reportable operating segment of the Corporation derived from sales to customers outside of the Corporation:

	Revenues (000,000)
	Year ended December 31, 2014	Year ended December 31, 2015
Reportable Segment(1)
Concordia North America(2)	$94.3	$268.3
Concordia International(3)	—	$115.7
Orphan Drugs	$10.7	$10.2

Notes:

(1)

On December 11, 2015, the Corporation resolved to dissolve Complete Medical Homecare, Inc. and, as a result, the Specialty Healthcare Distribution Division has been discontinued. The Specialty Healthcare Distribution Division’s revenues for the years ended December 31, 2014 and 2015 were $17.2 and $7.8, respectively.

(2)

The revenues presented in respect of this operating segment include the revenues of the Corporation’s Legacy Pharmaceutical Division, which was redefined as Concordia North America during the fourth quarter of 2015.

(3)	The revenues presented in respect of this operating segment for the year ended December 31, 2015 represent the revenues realized by the AMCo group of companies since the AMCo Acquisition Closing Date.

DIVIDEND POLICY

There are no restrictions in the Corporation’s articles preventing the Corporation from paying dividends. Any dividend to be approved by the Board may require third-party consents under the Corporation’s credit facilities. In addition, in the event that the Corporation is not in compliance with its obligations under the AMCo Credit Agreement, the AMCo Bridge Facilities, the Covis Note Indenture and/or the AMCo Note Indenture, the Corporation’s ability to pay distributions or dividends on its Common Shares may be restricted. All of the Common Shares are entitled to an equal share in any dividends declared and paid. In addition, pursuant to the terms and provisions of the AMCo Credit Agreement, the Corporation is restricted from making regularly scheduled quarterly dividend payments in respect of its Common Shares of an amount exceeding $20 million in any given fiscal year without the prior written consent of the lenders under the AMCo Credit Agreement or without utilizing certain baskets under the AMCo Credit Agreement. The Board will determine if, and when, dividends will be declared and paid in the future from funds properly applicable to the payment of dividends based on the Corporation’s financial position at the relevant time. See “Risk Factors”.

Commencing during the six-month period ended June 30, 2014, the Corporation has paid a quarterly dividend of $0.075 per Common Share. Future dividend decisions will consider the Corporation’s then-current business results, cash requirements and financial condition.

Pursuant to the terms of the Corporation’s Long Term Incentive Plan, any holder of unvested Restricted Share Units or Deferred Share Units is entitled to a dividend equivalent amount of RSUs or DSUs, as applicable, to the extent a dividend is paid on the Common Shares. The dividend equivalent amount of RSUs or DSUs, as applicable, is equal to (a) the product of (i) the aggregate number of RSUs or DSUs held by the RSU or DSU participant on the record date for such dividend; and (ii) the per Common Share amount of such dividend, divided by (b) the Fair Market Value of a Common Share calculated as of the date that is three days prior to the record date for the dividend.

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DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

The authorized capital of the Corporation consists of an unlimited number of Common Shares. As at December 31, 2015, 50,994,397 Common Shares were issued and outstanding. As at March 23, 2016, 51,015,872 Common Shares were issued and outstanding.

There are no special rights or restrictions attached to the Common Shares. The Common Shares rank equally as to all benefits which might accrue to the holders thereof, including the right to receive dividends out of monies of the Corporation properly applicable to the payment of dividends, if and when declared by the Board, and to participate ratably in the remaining assets of the Corporation in any distribution on a dissolution or winding-up. There are no provisions restricting the issuance of Common Shares or any other material restrictions.

All shareholders are entitled to receive a notice of all meetings of shareholders to be convened by the Corporation. At any meeting of shareholders, on a show of hands, every shareholder who is present in person or by proxy and entitled to vote has one vote, and on a poll, every shareholder who is entitled to vote has one vote for each Common Share held and may exercise such vote either in person or by proxy.

Stock Option Plan

The Corporation’s stock option plan (the “Stock Option Plan”) was approved by the shareholders of the Corporation at the special meeting of shareholders held on December 16, 2013. As part of an ongoing review of the Corporation’s compensation strategies, on May 22, 2014, the Board approved certain amendments to the Stock Option Plan, which amendments were approved by shareholders of the Corporation at the annual general and special meeting of shareholders held on June 27, 2014. On November 13, 2014, the Board approved further amendments to the Stock Option Plan to clarify the sections of the Stock Option Plan relating to the cashless exercise of options. Such amendment was of a housekeeping nature and did not require shareholder approval.

The following is a summary of the principal provisions of the Stock Option Plan and is qualified in its entirety by the full text of the amended Stock Option Plan which is attached to the Corporation’s management information circular dated May 25, 2015, available on SEDAR, online at www.sedar.com.

The Stock Option Plan provides that the Board may from time to time, in its discretion, grant to directors, officers, employees, consultants and any other person or entity engaged to provide ongoing services to the Corporation non-transferable options to purchase Common Shares, provided that the number of Common Shares reserved for issuance under the Stock Option Plan shall not exceed 10% of the issued and outstanding Common Shares of the Corporation from time to time on a non-diluted basis, inclusive of any Common Shares reserved for issuance pursuant to any other security based compensation arrangement of the Corporation (including the Long Term Incentive Plan). Under the Stock Option Plan the Board has the right, from time to time, to increase such percentage, subject to the approval of the shareholders and such regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation. The Board has the power, where consistent with the general purpose and intent of the Stock Option Plan, to determine the terms upon which options will vest (including vesting schedules, if any) and be exercisable. The exercise price of options shall not be less than the lesser of: (i) the closing trading price of the Common Shares on the TSX or, if not listed on the TSX, then such other principal market on which the Common Shares trade as designated by the Board, on the date an option is granted; and (ii) the Market Price of the Common Shares on the date the option is granted. For the purposes of the Stock Option Plan, “Market Price” means the volume-weighted average price of the Common Shares on the stock exchange where the majority of trading volume and value of the Common Shares occurs, for the five trading days immediately preceding the relevant date on which the Market Price is to be determined. In the event that the Common Shares are not listed for trading on a stock exchange, the Market Price shall be the fair market value of the Common Shares as determined by the Board.

Under the Stock Option Plan the number of Common Shares reserved for issuance to any one person shall not exceed 5% of the issued and outstanding Common Shares. The aggregate number of Common Shares issued to insiders of the Corporation within any 12-month period, or issuable to insiders of the Corporation at any time, under the Stock Option Plan and any other security-based compensation arrangement of the Corporation, may not exceed 10% of the total number of issued and outstanding Common Shares of the Corporation at such time. As at December 31, 2015, there were 2,403,985 outstanding options to purchase 2,403,985 Common Shares under the Stock Option Plan.

Concordia Healthcare Corp.	30	2015 Annual Information Form

The Stock Option Plan also provides that:

(i)

Common Shares that were the subject of options granted under the Stock Option Plan that have been exercised, surrendered, lapsed, cancelled or terminated shall thereupon no longer be in reserve and may once again be subject to an option granted under the Stock Option Plan;

(ii)	a holder of an option may elect a cashless exercise of any options;
(iii)

the expiry date for an option shall not in any circumstance be later than the lesser of the 10th anniversary of the date an option is granted and the maximum period of time allowed by the Stock Exchange (as defined in the Stock Option Plan); and

(iv)

subject to certain exceptions outlined in the Stock Option Plan, all options held by an officer or employee of the Corporation shall expire and terminate, and such employee optionee shall cease to be an eligible person, immediately upon the termination date of such employee optionee or the date of such employee optionee’s death, disability or retirement.

The Board may amend the Stock Option Plan from time to time without shareholder approval except for amendments relating to:

(i)	the maximum number of Common Shares reserved for issuance under the Stock Option Plan;
(ii)	a reduction in the exercise price for options held by insiders of the Corporation;
(iii)	an extension to the term of any option held by insiders of the Corporation;
(iv)	an increase in any limit on grants of options to insiders of the Corporation; and
(v)

any amendment that is not (a) determined to be necessary or desirable to ensure continuing compliance with applicable laws, regulations, requirements, rules or policies of any governmental authority or stock exchange; or (b) of a “housekeeping” nature, which includes amendments to eliminate any ambiguity or correct or supplement any provision contained in the Stock Option Plan which may be incorrect or incompatible with any other provision of the Stock Option Plan.

Long Term Incentive Plan

On May 22, 2014 the Board approved the Corporation’s long term incentive plan (the “Long Term Incentive Plan” or “LTIP”), a copy of which is attached to the Corporation’s management information circular dated May 23, 2014, available on SEDAR, online at www.sedar.com. The LTIP was approved by shareholders of the Corporation at the annual general and special meeting of shareholders held on June 27, 2014.

The purpose of the LTIP is to advance the interests of the Corporation: (a) through the motivation, attraction and retention of key employees and directors of the Corporation; (b) by aligning the interests of eligible participants with the interests of shareholders of the Corporation generally; and (c) by furnishing eligible participants with an additional incentive in their efforts on behalf of the Corporation.

Under the terms of the LTIP, the Board or, if authorized by the Board, the Human Resources and Compensation Committee may grant units (“Units”), which may be either restricted share units (“Restricted Share Units” or “RSUs”) or deferred share units (“Deferred Share Units” or “DSUs”) to officers, directors, employees or consultants of the Corporation. Each Unit represents the right to receive one Common Share in accordance with the terms of the LTIP. Participation in the LTIP is voluntary and, if an eligible participant agrees to participate, the grant of Units will be evidenced by an agreement between the Corporation and the participant. The interest of any participant in any Unit may not be transferred or assigned except by testamentary disposition or in accordance with the laws governing the devolution of property upon death.

The maximum number of Common Shares which may be reserved and set aside for issue under the LTIP in respect of awards of DSUs to DSU Participants, and for payments in respect of awards of RSUs to RSU Participants, shall not exceed 10% of the Common Shares issued and outstanding from time to time on a non-diluted basis (for purposes of clarity, the maximum number of Common Shares reserved and set aside for issue under the LTIP shall be inclusive of any Common Shares reserved for issuance pursuant to any other security based compensation arrangement of the Corporation, including the Stock Option Plan), provided that the Board shall have the right, from time to time, to increase such percentage subject to the approval of shareholders and such regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation. Common Shares that were the subject of awards that have expired, been surrendered, lapsed, cancelled or terminated shall thereupon no longer be in reserve and may once again be subject to an award granted under the LTIP, effectively resulting in a re-loading of the number of RSUs and DSUs available for awards under the LTIP.

Concordia Healthcare Corp.	31	2015 Annual Information Form

The LTIP, together with all other previously established or proposed security based compensation arrangements of the Corporation, including the Stock Option Plan, as amended, may not result in:

(i)	the number of Common Shares reserved for issuance to insiders at any time exceeding 10% of the outstanding issue;
(ii)	the issuance to insiders of the Corporation of a number of Common Shares exceeding, within a one-year period, 10% of the outstanding issue; or
(iii)	the issuance to any one insider of the Corporation, within a one-year period, of a number of Common Shares exceeding 5% of the outstanding issue.

Restricted Share Units

An officer, director, employee or consultant of the Corporation who has been designated by the Corporation for participation in the LTIP and who agrees to participate in the LTIP is an eligible participant to receive RSUs under the LTIP (an “RSU Participant”).

Unless otherwise approved by the Board, an RSU will vest as to 33 1⁄3% on each of the first, second and third anniversary dates of the grant date, provided that all RSUs granted under a particular award shall vest on or before December 31st of the calendar year which is three years following the calendar year in which the service was performed in respect of which the particular award was made (the “Final Vesting Date”). From time to time, the Corporation grants RSUs which vest based upon the achievement of various performance metrics. In the event that a vesting date occurs within a blackout period or within five business days thereafter, the vesting date shall be ten business days after the blackout period ends (the “Extension Period”). If an additional blackout period is subsequently imposed during the Extension Period, then the Extension Period will commence following the end of such additional blackout period. Despite the foregoing, a vesting date will not be extended beyond the Final Vesting Date.

On each vesting date, the Corporation will decide, in its sole discretion, whether to make all payments in respect of vested RSUs to the RSU Participant in cash, Common Shares issued from treasury or a combination thereof based on the Fair Market Value of the Common Shares as at such date.

If an RSU Participant ceases to be an eligible participant under the LTIP due to termination with cause or voluntary termination by the RSU Participant, all unvested RSUs previously credited to the participant’s account are terminated and forfeited as of the termination date. If an RSU Participant ceases to be an eligible participant under the LTIP due to termination without cause, death, total or permanent long-term disability or retirement, any unvested RSUs previously credited to the participant’s account will continue to vest in accordance with their terms or, at the discretion of the Board, be terminated and forfeited as of the termination date. As at December 31, 2015, there were 220,162 issued and unvested RSUs.

Deferred Share Units

A director of the Corporation who has been designated by the Corporation for participation in the LTIP and who agrees to participate in the LTIP is an eligible participant to receive DSUs under the LTIP (a “DSU Participant”).

All DSUs awarded to a DSU Participant will vest on the date on which the DSU Participant ceases to be a director of the Corporation (the “DSU Termination Date”).

On the DSU Termination Date, payment in respect of a DSU Participant’s DSUs becomes payable and the Corporation will decide, in its sole discretion, whether to make the payment in cash, Common Shares issued from treasury or a combination thereof based on the Fair Market Value of the Common Shares as at the DSU Termination Date. To date, the Corporation has not issued any DSUs.

Concordia Healthcare Corp.	32	2015 Annual Information Form

Amendments

The Corporation retains the right without the approval of shareholders of the Corporation:

(i)	to amend the LTIP or any RSUs or DSUs to:

(a)	make amendments of a grammatical, typographical, clerical and administrative nature and any amendments required by a regulatory authority or to comply or conform with applicable laws;
(b)	change vesting provisions of the LTIP or any Restricted Share Units or Deferred Share Units;
(c)	make any other amendments of a non-material nature;
(d)

make amendments to the definition of “DSU Participant” and/or “RSU Participant” or the eligibility requirements of participating in the LTIP, where such amendment would not have the potential of broadening or increasing insider participation;

(e)	make amendments to the manner in which eligible participants may elect to participate in the LTIP;
(f)	make any amendments to the provisions concerning the effect of the termination of a participant’s employment or services on such participant’s status under the LTIP; or
(g)	make any amendment which is intended to facilitate the administration of the LTIP; or

(ii)	to suspend, terminate or discontinue the terms and conditions of the LTIP and the Restricted Share Units and Deferred Share Units granted under the LTIP by resolution of the Board, provided that:

(a)

no such amendment to the LTIP shall cause the LTIP in respect of Restricted Share Units to cease to be a plan described in paragraph (k) of the definition of “salary deferral arrangement” in subsection 248(1) of the ITA or any successor to such provision;

(b)	no such amendment to the LTIP shall cause the LTIP in respect of Deferred Share Units to cease to be a plan described in regulation 6801(d) of the ITA or any successor to such provision; and
(c)	any amendment shall be subject to the prior consent of any applicable regulatory bodies, including the TSX, as may be required.

Any amendment to the LTIP which changes the vesting provisions of the LTIP or any RSUs or DSUs, or any suspension, termination or discontinuance of the terms and conditions of the LTIP and the Restricted Share Units and Deferred Share Units granted under the LTIP, shall take effect only with respect to awards granted after the effective date of such amendment, provided that it may apply to any outstanding award with the mutual consent of the Corporation and the participants to whom such awards have been granted.

Any amendment to the LTIP other than as described above shall require the approval of shareholders of the Corporation given by the affirmative vote of a simple majority of the Common Shares (or, where required, “disinterested” shareholder approval) represented at a meeting of shareholders at which a motion to approve the LTIP or an amendment to the LTIP is presented. Specific amendments requiring shareholder approval include:

(i)	to increase the number of Common Shares reserved under the LTIP;
(ii)

to change the definition of RSU Participants or DSU Participants or the eligibility requirements of participating in the LTIP, where such amendment would have the potential of broadening or increasing insider participation;

(iii)	the extension of any right of a participant under the LTIP beyond the date on which such right would originally have expired;
(iv)	to permit RSUs or DSUs to be transferred other than by testamentary disposition or in accordance with the laws governing the devolution of property in the event of death;
(v)	to permit awards other than RSUs and DSUs under the LTIP; and
(vi)	to amend the amendment provisions of the LTIP so as to increase the ability of the Board to amend the LTIP without shareholder approval.

Concordia Healthcare Corp.	33	2015 Annual Information Form

RATINGS

The following credit rating information is being provided as it relates generally to the Corporation’s financing costs, liquidity and operations. More specifically, credit ratings impact the Corporation’s ability to obtain short-term and long-term financing and can affect the cost of such financing. The availability of the Corporation’s funding arrangements may be affected by certain factors, including the global capital market environment and outlook, as well as the Corporation’s financial performance. The Corporation’s access to capital markets at competitive rates may be impacted by the Corporation’s credit rating and rating outlook, as determined by credit rating agencies such as Moody’s and S&P, and if the Corporation’s ratings were downgraded, the Corporation’s financing costs of future debt issuances could be unfavorably impacted.

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization. Credit ratings may not reflect the potential impact of all risks on the value of securities. The Corporation cannot know for certain that a rating will remain in effect for any given period of time or that a rating agency will not revise or withdraw it entirely in the future.

On or about April 2015, in connection with the acquisition of the Covis Portfolio (See “General Development of the Business – Acquisitions – Covis Portfolio” and “General Development of the Business – Funding Arrangements”), each of S&P and Moody’s assigned credit ratings to the Corporation and the debt instruments required to fund the acquisition of the Covis Portfolio. On or about October 2015, in connection with the increase in financial leverage in connection with the AMCo Acquisition (See “General Development of the Business – Acquisitions – AMCo” and “General Development of the Business – Funding Arrangements”), each of S&P and Moody’s reviewed credit ratings that had been assigned to the Corporation and assigned additional credit ratings to the debt instruments required to fund the AMCo Acquisition. The following table itemizes the credit ratings assigned to the Corporation and certain of its securities by each of S&P and Moody’s during the year ended December 31, 2015. The Corporation paid customary fees to Moody’s and S&P in connection with the following ratings.

Rating Item	S&P		Moody’s(1)
	April 2015	October 2015	April 2015	October 2015
Corporate Credit Rating	B(2)	B(3)	B2 (B2-PD) (4)	B3 (B3-PD) (5)
Corporate Outlook	Stable (6)	Positive(7)	Stable(8)	Stable(9)
Covis Bank Facilities(10)	B+ (2 - recovery)(11)	-	Ba2(12)	B1(12)
Covis Notes	CCC+ (6 - recovery)(13)	CCC+ (6 - recovery)(14)	B3(12)	Caa2(12)
AMCo Notes	-	CCC+ (6 - recovery)(13)	-	Caa2(12)
AMCo Term Loans	-	B+ (2 - recovery)(11)	-	B1(12)

Notes:

(1)

In addition to Moody’s ratings outlined in this table, Moody’s assigned to the Corporation a speculative grade liquidity rating at SGL-2 in connection with the acquisition of the Covis Portfolio and in connection with the AMCo Acquisition.

(2)	The “B” rating was based on S&P’s assessment of the business risk profile and financial risk profile of the Corporation.
(3)

The “B” rating affirmation reflected S&P’s expectation that the AMCo Acquisition would improve the Corporation’s business risk by increasing its scale, diversity, and stability, but result in higher leverage.

(4)

The “B2” rating reflected the Corporation’s size and limited operating history. The rating also considered the leverage being incurred by the Corporation to fund the acquisition of the Covis Portfolio.

(5)	The “B3” credit rating reflected the increase in financial leverage taken on by the Corporation to fund the AMCo Acquisition.
(6)	S&P’s “stable” outlook was based on its expectation that strong free cash flow generation would allow the Corporation to fund additional acquisitions and keep maximum leverage low.
(7)

S&P’s “positive” outlook was based on its expectation that leverage would trend downward as a result of continued growth from the Corporation upon completion of the AMCo Acquisition. In addition, S&P expected the Corporation to produce meaningful cash flow because of the Corporation’s high margins and limited capital expenditures.

(8)

Moody’s “stable” outlook was based on its expectation that the Corporation would generate good free cash flow but that leverage would not materially decline as cash flow and incremental debt would be deployed toward future acquisitions.

(9)

Moody’s affirmed its “stable” outlook, reflecting Moody’s expectation that the Corporation would generate good free cash flow but that leverage would remain elevated as cash flow would be deployed largely toward contingent consideration payments (related to past acquisitions) and new acquisition opportunities.

(10)

The Corporation did not draw on the Covis Revolving Facility. Concurrent with the closing of the AMCo Acquisition (as described below), the Corporation repaid, in full, the outstanding principal balance of the Covis Term Facility of $573.6 million and the related financings and all security interests in the assets of the Corporation and the assets of its material subsidiaries were discharged and released.

(11)	The recovery rating on the facility is “2”, which reflects S&P’s expectation for substantial (70% to 90% at the low end of the range) recovery in the event of a payment default.
(12)	The rating methodology used by each of S&P and Moody’s is provided in the paragraphs below this table.
(13)	The recovery rating on the facility is “6”, which reflects S&P’s expectation for negligible (0% to 10%) recovery in the event of a payment default.
(14)	S&P did not revise the “CCC+” (6 – recovery) rating issued by it in April 2015.

Concordia Healthcare Corp.	34	2015 Annual Information Form

S&P

S&P rates long-term debt by rating categories ranging from a high of “AAA” to a low of “D”. A “B+” long-term debt rating by S&P is the sixth highest rating of ten categories. An obligor with long-term debt rated in the “B+” category is more vulnerable than the obligors rated in the “BB” category but continues to have the capacity to meet its financial commitments. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitments. In addition, a senior unsecured debt rating in the “CCC+” category from S&P indicates that the obligation is vulnerable to nonpayment, and is dependent upon favourable business, financial and economic conditions for the obligor to meet its financial commitment to the obligation. In the event of adverse business, financial or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation. S&P has different rating scales for short- and long-term obligations. Ratings from AA through CCC may be modified by the addition of a plus (+) or minus (-) sign to show the relative standing within a particular rating category.

Moody’s

Moody’s credit ratings are intended to reflect both the probability of default and severity of loss in the event of default, with greater emphasis on probability of default at higher rating categories. Moody’s credit ratings are on a long-term credit rating scale that ranges from “Aaa” to “C”, which represents the range from highest to lowest quality of rating. A “B2” rating is the 6th highest of Moody’s nine rating categories. Moody’s appends numerical modifiers “1”, “2”, and “3” to each generic rating classification from “Aa” through “Caa”. The modifier “1” indicates that the obligation ranks in the higher end of its generic rating category; the modifier “2” indicates a mid-range ranking; and the modifier “3” indicates a ranking in the lower end of that generic rating category.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are currently listed on the TSX under the trading symbol “CXR” and on the NASDAQ under the trading symbol “CXRX”. The following table sets forth the reported intraday high and low prices and the trading volume for the Common Shares on the TSX, on which the greatest volume of trading or quotation generally occurs, during the Corporation’s most recently completed financial year.

	TSX(1)
Month	High	Low	Volume
	(C$)	(C$)
2015
January	55.01	45.09	4,559,993
February	66.11	54.65	4,524,810
March	91.16	62.80	9,483,728
April	104.74	82.00	6,639,113
May	91.05	78.62	5,551,987
June	97.26	82.44	6,799,897
July	107.15	88.00	4,400,652
August	109.77	82.50	5,251,716
September	117.75	46.85	16,939,235
October	61.66	25.04	31,841,116
November	53.98	36.34	14,173,008
December	58.75	44.75	10,088,803

Notes:

(1)	High and low price based on intraday high and low share prices. Source for data in the above table is the TSX. Past performance should not be seen as an indicator of future performance.

Concordia Healthcare Corp.	35	2015 Annual Information Form

Prior Sales

Common Shares – the following table summarizes details of the Common Shares issued by the Corporation during and since the end of the Corporation’s most recently completed financial year:

Date of Issuance	Price per Security	Number of Securities		Date of Issuance	Price per Security	Number of Securities
February 20, 2015	$3.00	12,500	(1)	August 19, 2015	C$58.38	6,250	(1)
April 2, 2015	C$11.50	7,500	(1)	August 19, 2015	C$34.30	2,500	(1)
April 16, 2015	C$6.25	38,640	(2)	August 20, 2015	$3.00	100,000	(1)
April 21, 2015	C$85.00	4,329,428	(3)	August 26, 2015	C$32.50	2,500	(1)
April 24, 2015	C$14.95	12,500	(1)	August 31, 2015	C$34.30	10,000	(1)
April 29, 2015	C$34.30	3,500	(1)	August 31, 2015	C$58.38	1,250	(1)
May 5, 2015	C$6.25	38,640	(2)	August 31, 2015	C$6.25	125,000	(1)
May 6, 2015	C$86.68	93	(4)	September 9, 2015	C$58.38	1,250	(1)
May 19, 2015	C$14.95	85,000	(1)	September 15, 2015	C$90.89	223	(4)
May 20, 2015	$3.00	100,000	(1)	September 30, 2015	$65.00	8,000,000	(5)
May 22, 2015	C$6.25	87,500	(1)	October 21, 2015	C$30.50	8,490,000	(6)
May 22, 2015	C$34.30	10,000	(1)	October 23, 2015	$3.00	50,000	(1)
May 27, 2015	$3.00	150,000	(1)	November 18, 2015	$3.00	100,000	(1)
June 1, 2015	C$82.67	14,575	(4)	November 23, 2015	C$50.19	3,761	(4)
June 2, 2015	C$11.50	25,000	(1)	November 30, 2015	C$50.62	2,303	(4)
June 23, 2015	$3.00	100,000	(1)	December 11, 2015	C$50.63	1,305	(4)
July 2, 2015	C$6.25	62,500	(1)	December 23, 2015	C$50.63	152	(4)
July 2, 2015	$3.00	100,000	(1)	January 4, 2016	C$56.32	3,042	(4)
July 2, 2015	C$91.77	6,628	(4)	January 19, 2016	C$44.99	5,772	(4)
July 7, 2015	C$90.89	160	(4)	January 27, 2016	C$40.97	671	(4)
July 20, 2015	C$11.50	50,000	(1)	February 2, 2016	C$39.00	161	(4)
July 22, 2015	C$34.30	2,500	(1)	March 7, 2016	C$11.50	12,500	(1)

Notes:

(1)	Issued upon exercise of options by certain current or former, as applicable, directors and/or executives and/or employees of the Corporation and/or its subsidiaries.
(2)	Issued upon the exercise of Agents’ Options.
(3)	Issued upon the automatic conversion of the Covis Subscription Receipts.
(4)

Issued upon vesting of RSUs that were satisfied by delivery of Common Shares to certain current or former, as applicable, directors and/or executives and/or employees of the Corporation and/or its subsidiaries.

(5)	Issued pursuant to the AMCo Equity Offering. (See “General Development of the Business – Equity Transactions”).
(6)	Issued to the AMCo Vendors in connection with partial payment of the purchase price for the AMCo Acquisition. (See “General Development of the Business – Acquisitions – AMCo”).

Notes – in connection with the Covis Acquisition and the AMCo Acquisition the Corporation issued the Covis Notes and the AMCo Notes. See “General Development of the Business – Funding Arrangements” for a description of these notes.

Stock Options – the following table summarizes details of the stock options to purchase Common Shares issued or to be issued by the Corporation during and since the end of the Corporation’s most recently completed financial year:

Date of Issuance	Price per Security	Number of Securities
February 11, 2015	C$58.38	50,000	(1)
May 25, 2015	C$83.61	200,000	(1)
May 26, 2015	C$81.88	89,735	(1)
August 14, 2015	C$101.89	90,000	(1)
August 17, 2015	C$102.58	20,000	(1)
November 13, 2015	C$43.98	210,000	(1)
December 1, 2015	C$52.83	30,000	(1)
December 11, 2015	C$48.84	1,009,000	(1)

Notes:

(1)	Issued to certain executives and/or employees of the Corporation and/or its subsidiaries pursuant to the Stock Option Plan.

On January 22, 2016, the Board approved a grant of an aggregate of 25,000 stock options to certain newly hired employees of certain subsidiaries of the Corporation, to be granted, subject to any blackout period that may be in effect, upon the commencement of their employment with such subsidiaries, or 24 hours after the expiry of any blackout period that may be in effect.

Concordia Healthcare Corp.	36	2015 Annual Information Form

On March 22, 2016, the Board approved a proposed a grant of an aggregate of 60,000 stock options to certain newly hired employees of the Corporation and its subsidiaries, to be granted, subject to any blackout period that may be in effect, upon the commencement of their employment with the Corporation or the applicable subsidiary or 24 hours after the expiry of any blackout period that may be in effect.

Restricted Share Units – the following table summarizes details of the RSUs issued or to be issued by the Corporation during and since the end of the Corporation’s most recently completed financial year:

Date of Issuance	Price per Security	Number of Securities
February 13, 2015	N/A	1,000	(1)
April 22, 2015	N/A	1,009	(2)
May 15, 2015	N/A	50,965	(2)
May 26, 2015	N/A	201,441	(2)
June 23, 2015	N/A	6,179	(2)
July 27, 2015	N/A	2,936	(2)
July 31, 2015	N/A	244	(2)
November 23, 2015	N/A	6,063	(2)
November 25, 2015	N/A	1,830	(2)
January 7, 2016	N/A	up to 590,000	(2)
January 19, 2016	N/A	23,089	(2)

Notes:

(1)	Issued to a former non-executive director of the Corporation. These RSUs vested on February 27, 2015 and were paid out by the Corporation in cash in the amount of $55,326.86.
(2)	Issued to certain directors and/or executives and/or employees of the Corporation and/or its subsidiaries pursuant to the Corporation’s Long Term Incentive Plan.

On February 3, 2016, the Board approved an employee bonus proposal, which provides for the granting of RSUs having an aggregate value of up to $19,246,930 to certain employees of the Corporation and its subsidiaries in connection with their (i) yearly bonus entitlement in respect of services rendered to the Corporation and/or its subsidiaries, as applicable, for the year ended December 31, 2015, and (ii) continued dedication and services to the Corporation and/or its subsidiaries, as applicable. As the Corporation was in a blackout period at the time of the approval of the proposal, and continues to be in a blackout period as at March 23, 2016, these RSUs have not been granted and will not be granted until 24 hours after the expiration of the blackout period.

On March 14, 2016, the Board approved an employee bonus proposal, which provides for the granting of RSUs having an aggregate value of up to $157,799 to certain employees of the Corporation and its subsidiaries in connection with their yearly bonus entitlement in respect of services rendered to the Corporation and/or its subsidiaries, as applicable, for the year ended December 31, 2015. As the Corporation was in a blackout period at the time of the approval of the proposal, and continues to be in a blackout period as at March 23, 2016, these RSUs have not been granted and will not be granted until 24 hours after the expiration of the blackout period.

On March 22, 2016, the Board approved a proposed grant of an aggregate of 94,792 RSUs to Edward Borkowski, a director and Executive Vice President of the Corporation. As the Corporation was in a blackout period at the time of the approval of the proposal, and continues to be in a blackout period as at March 23, 2016, these RSUs have not been granted and will not be granted until 24 hours after the expiration of the blackout period.

Deferred Share Units – the Corporation did not issue any Deferred Share Units under the Corporation’s LTIP during and since the end of the Corporation’s most recently completed financial year.

Escrowed Securities and Securities Subject to Contractual Restriction on Transfer – except as otherwise described below, as of March 23, 2016, to the Corporation’s knowledge, none of the Corporation’s securities of each class held are subject to a contractual restriction or are being held in escrow.

Designation of class	Number of securities and percentage of class(1)
Common Shares	7,233,338(2) (14.18%)

Notes:

(1)	Based on the number of outstanding securities of that class as at March 23, 2016.
(2)

This figure is based upon the information made publicly available on the System for Electronic Disclosure by Insiders (www.sedi.ca), as reported by Cinven and CCM General Partner Limited. In connection with the AMCo Acquisition, Cinven entered into a Governance Agreement with the Corporation, pursuant to which Cinven is subject to certain contractual restrictions on transfer. (See “Corporate Structure – Governance”).

Concordia Healthcare Corp.	37	2015 Annual Information Form

DIRECTORS AND EXECUTIVE OFFICERS OF THE CORPORATION

Directors and Executive Officers, Positions and Security Holdings

The following table sets out the name; city, state/province and country of residence; position with the Corporation; and number and percentage of the Common Shares beneficially held by each of the Corporation’s directors and executive officers as at March 23, 2016. The table also sets out the principal occupation of each director and executive officer of the Corporation for the five preceding years.

Name, province or state and country of residence(1)	Position with the Corporation	Principal Occupation During the Past Five Years	Period as Director and/or Officer(2)
Mark Thompson Oakville, Ontario, Canada	Founder, Chairman, Chief Executive Officer and Director	CEO from December 2013 to present, President from December 2013 to June 2015, Chairman from June 2015 to present, CEO and President of Concordia Private Co. from April 2013 to December 2015, Managing Director of Distinct Capital Partners from January 2012 to April 2013, Vice President, Business Development and Co-Founder of Trimel Pharmaceuticals Corporation from August 2007 to December 2011.	December 2013 to present.

Wayne Kreppner Georgetown, Ontario, Canada	President and Chief Operating Officer	COO of the Corporation from January 2014 to present and President of the Corporation from June 2015 to present, Vice-President of Product Development at Trimel Pharmaceuticals. Various senior roles in regulatory affairs and operations with Biovail Corporation.	January 2014 to present.

Adrian de Saldanha Mississauga, Ontario, Canada	Chief Financial Officer	Chief Financial Officer of Syncordia Technolgies and Healthcare Solutions from June 2014 to May 2015, Director, Fund Management with Ontario Power Generation from July 2012 to March 2013, Managing Vice President/Senior Advisor Finance and Operations of OMERS Strategic Investments from January 2010 to February 2012.	May 2015 to present.

Francesco Tallarico Mississauga, Ontario, Canada	Chief Legal Officer and Secretary	Vice President, Legal Affairs of the Corporation from November 2014 to November 2015. Associate, Fasken Martineau DuMoulin LLP, from May 2010 to November 2014.	November 2014 to present.

Edward Borkowski Madison, New Jersey, United States	Director and Executive Vice President	Executive Vice President of the Corporation from February 2016 to present. Chief Financial Officer of Amerigen Pharmaceuticals from December 2013 to February 2016, Chief Financial Officer of Convatec from May 2012 to June 2013, Chief Financial Officer of Carefusion from May 2009 to December 2010.	June 2015 to present.

John Beighton London, U.K.	President of AMCo	Prior to joining AMCo in 2010 and since 2002, Mr. Beighton held the position of U.K. Managing Director of Teva UK Limited.	October 2015 to present

Adeel Ahmad London, U.K.	Chief Financial Officer of AMCo	Vice President, Finance and Controller of the Corporation from December 2013 to February 2016, Chief Financial Officer, Ingram Micro Mobility from February 2012 to May 2013, Director of Finance, Asia, Nortel August 2010 to January 2012.	December 2013 to present

Arijit Mookerjee Rockley, Christ Church, Barbados	Managing Director and Chief Financial Officer of CPI and CLI	Head of Finance of the South Asia & Middle East Division of SMEC, an Australian engineering consultancy multinational, from May 2013 to May 2015, prior to which Mr. Mookerjee was an audit director with PricewaterhouseCoopers LLP in Barbados	July 2015 to present

Douglas Deeth(3)(4)(5) Toronto, Ontario, Canada	Director(6)	Partner, Deeth Williams Wall LLP.	December 2013 to present.

Jordan Kupinsky(3)(4)(5) Toronto, Ontario, Canada	Director(6)(7)	Partner, JJR Private Capital Inc. Former Managing Director, Windsor Private Capital Inc. from 2008 to 2014.	December 2013 to present.

Rochelle Fuhrmann(3)(4)(5) Berkeley Heights, New Jersey, United States	Director(6)	Chief Financial Officer, Life Sciences, Becton, Dickinson and Company since July 2015, Chief Financial Officer of Amneal Pharmaceuticals LLC from January 2014 to March 2015, Senior Vice President, Finance with Warner Chilcott plc from June 2006 to November 2013	June 2015 to present.

Notes:

(1)	The following table lists the names of “executive officers” of the Corporation, pursuant to form 51-102F2.
(2)

Each director listed will hold his or her position as a director of the Corporation until the next annual meeting of shareholders. December 2013 is listed as the date in which certain directors became directors of the Corporation pursuant to the Qualifying Transaction.

(3)	Member of the Nominating and Corporate Governance Committee of the Corporation.
(4)	Member of the Audit Committee of the Corporation.
(5)	Member of the Human Resources and Compensation Committee of the Corporation.
(6)	Independent director.
(7)	Lead independent director.

Concordia Healthcare Corp.	38	2015 Annual Information Form

Shareholdings of Directors and Executive Officers

To the knowledge of the Corporation, as at March 23, 2016, the directors and executive officers of the Corporation as a group beneficially owned, directly or indirectly, or exercise control or direction over an aggregate of 3,139,525 Common Shares, representing approximately 6.16% of the issued and outstanding Common Shares on that date.

Biographies

The following are brief profiles of the directors and the executive officers of the Corporation.

Executive Officers

Mark Thompson is the Chairman, Chief Executive Officer, founder and a Director of the Corporation. Former Senior Vice President and General Counsel of Legacy Pharma Limited Partnership, co-founder of Trimel Pharmaceuticals and Tribute Pharmaceuticals Inc. From 2001 to 2005, Mr. Thompson was employed by Biovail Corporation (currently Valeant Pharmaceuticals Inc.), where he held the title of Vice-President, Business Development and, before that, Associate General Counsel. While at Biovail, Mr. Thompson was actively involved in M&A transactions valued at over $2 billion. Prior to joining Biovail, Mr. Thompson was an associate at Osler, Hoskin and Harcourt LLP. Mr. Thompson holds an H.B.A., and M.A. from York University and an L.L.B. from the University of Ottawa.

Wayne Kreppner is the President and Chief Operating Officer of the Corporation. Mr. Kreppner has over 15 years of experience as a pharmaceutical operations and R&D executive. A co-founder and former Vice-President of Product Development at Trimel Pharmaceuticals, Mr. Kreppner was responsible for all Scientific Operations including R&D, Clinical Development, Manufacturing and Supply Chain. From 1997 to 2008 Mr. Kreppner held various senior roles in Operations and Regulatory Affairs with Biovail Corporation, where he was involved in the discovery, development, approval and launch of the product pipeline including Wellbutrin XL and Tiazac. Mr. Kreppner holds a Hons. B.Sc. degree in Biochemistry from the University of Western Ontario, a M.Sc. in Medical Science from McMaster University and an MBA from the Ivey School of Business, University of Western Ontario.

Adrian de Saldanha is the Chief Financial Officer of the Corporation and is a Chartered Professional Accountant (CPA, CA) with extensive experience as a senior finance executive in roles covering a variety of industries. Most recently Mr. de Saldanha was Chief Financial Officer at Syncordia Technologies and Healthcare Solutions, Inc., previous to which he was a Managing Vice President at OMERS Strategic Investments where his responsibilities included management of investments in entities involved in aviation, engineering and industrial services. Mr. de Saldanha also spent over seven years at Biovail Corporation in a number of senior finance roles including Interim Chief Financial Officer, Vice President Finance & Treasurer, Vice President Manufacturing Finance as well as Vice President, Controller at Biovail Pharmaceuticals Canada. Before joining Biovail, Mr. de Saldanha spent eight years at Molson Inc. in a number of progressively senior finance positions.

Francesco Tallarico is the Chief Legal Officer and Secretary of the Corporation, and formerly the Vice President, Legal Affairs of the Corporation from November 2014 to November 2015. Mr. Tallarico manages the Global legal function of the Corporation. Prior to joining the Corporation in 2014, Mr. Tallarico practiced law at Fasken Martineau DuMoulin LLP, an international law firm based out of Toronto, Ontario, with a particular focus on corporate governance, corporate finance and M&A transactions. During his time with the Corporation, Mr. Tallarico has been actively involved and instrumental in various M&A transactions valued at over $4.5 billion. Mr. Tallarico holds a B.A. from the University of Toronto and a J.D. from the University of Windsor.

Edward Borkowski is a member of the Board and the Executive Vice President of the Corporation. Prior to joining the Corporation Mr. Borkowski acted as the CFO of Amerigen Pharmaceuticals, a generic pharmaceutical company with a focus on oral controlled release products. Prior to working with Amerigen, he was the CFO of and Executive Vice President of Mylan N.V. In addition, Mr. Borkowski previously held the position of CFO with Convatec, a global medical device company focused on wound care and ostomy, and Carefusion, a global medical device company for which he helped lead its spin-out from Cardinal health into an independent public company. Mr. Borkowski also held senior financial positions at Pharmacia and American Home Products (Wyeth). He started his career with Arthur Andersen & Co. after graduating from Rutgers University with an MBA in accounting. Mr. Borkowski also graduated from Allegheny College with a degree in Economics and Political Science. He is a Trustee and an Executive Committee member of Allegheny College.

Concordia Healthcare Corp.	39	2015 Annual Information Form

John Beighton is the President of AMCo. Mr. Beighton started his pharmaceutical career as a Medical Representative with what eventually became SmithKline Beecham Pharmaceuticals UK. He stayed for 14 years, progressing through a number of sales and marketing management positions. In his mid-30s, Mr. Beighton moved to Teva UK where he spent 13 years building the Generics and Branded Pharmaceuticals businesses. He became UK Managing Director of Teva UK in 2002. Mr. Beighton joined Mercury Pharma (now AMCo) as CEO in 2010.

Adeel Ahmad is the Chief Financial Officer of AMCo and a Chartered Professional Accountant (CPA, CA). Prior to becoming the Chief Financial Officer of AMCo, Mr. Ahmad was Vice President, Finance of the Corporation from December 2013 to February 2016. Prior to joining the Corporation in 2013, Mr. Ahmad was the Chief Financial Officer of the Indian operations of Ingram Micro Mobility (formerly BrightPoint), based in New Delhi, India, from February 2012 to May 2013. Prior to his role at BrightPoint, Mr. Ahmad held several finance roles of increasing responsibility with Nortel Networks from 2003 to 2012, based in Brampton, Ontario, Canada; Seoul, South Korea; and Beijing, China. Mr. Ahmad started his career in an audit function with Deloitte LLP in Toronto. Mr. Ahmad holds a B.Comm from the University of Toronto and an MBA from the Ivey School of Business, University of Western Ontario.

Arijit Mookerjee is the Managing Director and Chief Financial Officer of CPI. Mr. Mookerjee is a Fellow of the Institute of Chartered Accountants of India (FCA), an Associate of the Institute of Chartered Accountants of Barbados and a qualified Company Secretary from the Institute of Company Secretaries of India. He has over 21 years of experience in the areas of financial accounting, management and audit in several parts of the world, including at senior positions with big 4 audit firms as well as senior finance management positions at multinational companies. Prior to joining the Corporation in July 2015, he was based in India as the Head of Finance of the South Asia & Middle East Division of SMEC, an Australian engineering consultancy multinational for the past two (2) years. Prior to that, he was an Audit Director with PricewaterhouseCoopers LLP in Barbados. His previous work experiences include that as Group Financial Controller of Cordlife, a stem cell biotechnology & healthcare group, in Singapore/ Australia, Audit Supervisor at KPMG in Oman, Audit Senior at KPMG in Singapore, Senior Executive Accounts at Siemens in India & Audit Assistant at Coopers & Lybrand in India.

Non-Executive Directors

Douglas Deeth is a partner with the law firm of Deeth Williams Wall LLP. He is the former President of the Intellectual Property Law section of the Canadian Bar Association, the current President of the International Federation of Intellectual Property Attorneys (FICPI) and has over 35 years of experience working with the pharmaceutical industry. Throughout most of his career Mr. Deeth has been extensively involved in product acquisition and licensing agreements in the pharmaceutical field. He was directly involved in almost all of the product and technology acquisition and license agreements of Biovail Corporation from its inception in 1987 until 2008. Mr. Deeth has been recognized in several international reviews as one of Canada’s leading intellectual property lawyers. He was a director of Trimel Pharmaceuticals Inc., and is on the board of IM Biotechnologies Inc. Mr. Deeth was admitted to the Bar of Ontario in 1976. He has a B.A.Sc. in Chemical Engineering from the University of Waterloo (1970) and an LL.B. from the University of Toronto (1974), and has taught, written and spoken extensively on intellectual property law. He has lectured at McMaster University, the University of Toronto and Osgoode Hall law schools and the McGill courses on Patent and Copyright Law.

Jordan Kupinsky is a partner at JJR Private Capital. He has been with JJR since 2008. From January 2011 through July 2014, Mr. Kupinsky was also Managing Director with Windsor Private Capital, a private equity merchant banking firm. Prior to joining JJR Capital, Mr. Kupinsky was a Vice President at Greenhill & Co., an independent global investment banking firm, listed on the NYSE, focused on mergers & acquisitions and financial restructuring from March 2006 to May 2008. Prior to joining Greenhill, Mr. Kupinsky held the positions of Vice President of Corporate Development and General Counsel at Minacs Worldwide Inc., a publicly traded company on the TSX from July 2002 to February 2005. Mr. Kupinsky began his career practicing corporate and securities law at Torys LLP in Toronto (from 1997 to 1999) and was also an investment banking associate at Houlihan Lokey Howard & Zukin from 1999 to 2002. He holds a joint MBA and JD degree from the Schulich School of Business and Osgoode Hall Law School at York University. Mr. Kupinsky is currently Chairman of Perk.com Inc. and a director of Atlas Financial Holdings Inc. Mr. Kupinsky also served as a director of Xceed Mortgage Corporation from May 2012 through July 2013 when the sale of Xceed to MCAN Mortgage Corporation was completed.

Concordia Healthcare Corp.	40	2015 Annual Information Form

Rochelle Fuhrmann is a healthcare executive and, since July 2015, is the Chief Financial Officer, Life Sciences, of Becton, Dickinson and Company (a healthcare sciences company). Prior to working with Becton, Dickinson and Company, she held the position of Chief Financial Officer of Amneal Pharmaceuticals LLC, a private generic pharmaceutical company, where she was responsible for the management of financial functions including accounting and financial reporting, corporate finance and treasury. From June 2006 through November 2013, Ms. Fuhrmann held positions of increasing responsibilities at Warner Chilcott plc, a speciality pharmaceuticals company listed on the NASDAQ, including most recently Senior Vice President, Finance, where she was responsible for the oversight and direction of corporate accounting and SEC reporting, tax, treasury, risk management and internal audit functions as well as investor relations. Prior to joining Warner Chilcott plc, Ms. Fuhrmann held various positions in accounting, finance and investor relations at AT&T Inc., including most recently, Director, Accounting Policy. Her career started at Coopers & Lybrand LLC (now PricewaterhouseCoopers LLP). Ms. Fuhrmann is a certified public accountant (inactive) and holds a B.Sc. degree in accounting from the University of Rhode Island.

Corporate Cease Trade Orders or Bankruptcies

Except as described below, no individual who is a director, officer or promoter of or a securityholder anticipated to hold sufficient securities of the Corporation to affect materially the control of the Corporation, is, or has been within the past ten years, a director, officer or promoter of any other person or company that, while such person was acting in that capacity, was:

(a)	the subject of a cease trade or similar order or an order that denied the person or company access to any exemptions under applicable securities law for a period of more than 30 consecutive days; or

(b)

declared bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Penalties or Sanctions

No director, officer or promoter of the Corporation or a securityholder holding sufficient securities of the Corporation to affect materially the control of the Corporation, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body, including a self-regulatory body, that would be likely to be considered important to a reasonable securityholder making an investment decision.

Individual Bankruptcies

No director, officer or promoter of the Corporation or a securityholder holding sufficient securities of the Corporation to affect materially the control of the Corporation, or a personal holding company of any such person, has, within the ten years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Conflicts of Interest

There are no known existing or potential conflicts of interest between the Corporation or a subsidiary of the Corporation and a director or officer of the Corporation or a subsidiary of the Corporation.

PROMOTER

Mark Thompson, the Chairman, CEO, founder and a director of the Corporation, may be considered a promoter of the Corporation. As at March 23, 2016, Mr. Thompson beneficially owns, controls or directs, directly or indirectly, 2,125,251 Common Shares, comprising 4.17% of the issued and outstanding Common Shares as at that date.

Concordia Healthcare Corp.	41	2015 Annual Information Form

LEGAL PROCEEDINGS AND REGULATORY MATTERS

Other than as discussed herein, to the knowledge of the Corporation, there are no material legal proceedings or regulatory actions known or known to be contemplated against the Corporation or to which any of its property is or may be subject in respect of which the claim for damages, exclusive of interest and costs, exceeds ten percent (10%) of the current assets of the Corporation. No penalties or sanctions have been imposed against the Corporation by a court relating to securities legislation or by a securities regulatory authority and no settlement agreements have been entered into by the Corporation before a court relating to securities legislation or with a securities regulatory authority.

On February 9, 2015, the Corporation and its subsidiary, CPI, received a CID from the FTC regarding its attention deficit hyperactivity disorder product Kapvay®. The CID was a request for documents and information relating to CPI’s agreements with Par Pharmaceutical, Inc. (“Par”) with respect to Kapvay® (the “Par Agreements”). While the Corporation maintains that the Par Agreements were lawful, the Corporation and CPI have entered into a settlement agreement with the FTC. The settlement agreement with the FTC does not constitute an admission by CPI or the Corporation that they have violated the law. Under the terms of the settlement agreement, CPI is prohibited from enforcing the provision of the Par Agreements which entitle it to a royalty payment corresponding to Par’s sales of generic Kapvay® (for any period on or after June 25, 2015) and both CPI and the Corporation from entering any future agreement with a generic company that would prevent the marketing of an authorized generic version of a branded drug after all patents have expired on the drug. The Corporation and CPI will also be subject to standard antitrust compliance and reporting requirements. On October 20, 2015, the FTC accorded final approval to the settlement agreement.

On December 5, 2014, Covis Pharma S.à.r.l, received a subpoena from the U.S. Department of Justice, Antitrust Division, requesting certain documents relating to its product Lanoxin®. Pursuant to the Covis APA, the Corporation did not assume liabilities associated with any potential action arising in connection therewith and has a right to indemnification, under certain circumstances, for losses directly arising from any such action. However, to the extent market or regulatory conditions require the Corporation to alter its pricing of Lanoxin®, it could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, to the knowledge of the Corporation, none of: (i) the directors, executive officers or persons that beneficially own, or control or direct, directly or indirectly, more than 10% of the outstanding securities of the Corporation; or (ii) any associate or affiliate of the persons referred to in (i), has or has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Corporation or any of its subsidiaries.

AUDIT COMMITTEE

The Board has established an audit committee comprised of three directors (the “Audit Committee”). As at December 31, 2015, the Audit Committee was chaired by Rochelle Fuhrmann and the other committee members included Edward Borkowski and Jordan Kupinsky. Mr. Edward Borkowski was appointed to the role of Executive Vice President, in addition to his role as a director of the Corporation. As a result of this appointment, in February 2016 Mr. Borkowski resigned from his position as a member of the Audit Committee and was replaced by Mr. Douglas Deeth, who accepted his appointment to the Audit Committee in February 2016, for an interim period. Each member of the Audit Committee is independent of management of the Corporation and is financially literate in that each has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements. The relevant education and experience of each member of the Audit Committee is provided above, under the heading “Directors and Executive Officers of the Corporation – Biographies”.

The mandate of the Audit Committee is set out in the written Charter of the Audit Committee. A copy of the Audit Committee charter is included as Appendix “C” attached hereto.

Concordia Healthcare Corp.	42	2015 Annual Information Form

Reliance on Certain Exemptions

At no time since the commencement of the Corporation’s most recently completed financial year has the Corporation relied on the exemptions in Section 2.4 of National Instrument 52-110 (De Minimis Non-audit Services), Section 3.2 of National Instrument 52-110 (Initial Public Offerings), Section 3.4 of National Instrument 52-110 (Events Outside of Control of Member), Section 3.5 of National Instrument 52-110 (Death, Disability or Resignation of Audit Committee Member), or an exemption from National Instrument 52-110, in whole or in part, granted under Part 8 of National Instrument 52-110.

Additionally, at no time since the commencement of the Corporation’s most recently completed financial year has the Corporation relied on the exemptions in subsection 3.3(2) of National Instrument 52-110 (Controlled Companies), Section 3.6 of National Instrument 52-110 (Temporary Exemption for Limited and Exceptional Circumstances) or Section 3.8 of National Instrument 52-110 (Acquisition of Financial Literacy).

Audit Committee Oversight

At no time since the commencement of the Corporation’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board to review the performance of the Corporation’s external auditors and approve in advance the provision of services other than auditing and to consider the independence of the external auditors, including reviewing the range of services provided. The Audit Committee may delegate to any independent member of the Audit Committee the authority to pre-approve any non-audit services.

External Auditor Service Fees

A summary of the external auditor service fees and billings paid or payable to the Corporation’s external auditors in respect of the last two fiscal years ended December 31, 2015, is set out below:

Fiscal Year	Audit Fees	Audit-Related Fees		Tax Fees		All Other Fees		Total
2014(1)	C$250,000	C$275,300	(2)	C$53,100	(3)	C$129,200	(4)	C$707,600
2015(1)	C$64,000	C$291,463	(2)	C$61,516	(3)	—		C$416,979
2015(5)	$1,098,950	$429,941	(6)	—		—		$1,528,891

Notes:

(1)	Fees paid to Collins Barrow LLP
(2)	The amount relates primarily to audit-related fees charged in connection with quarterly reviews, financings and business acquisition reporting.
(3)	The amount relates primarily to fees charged for assistance with tax compliance in the United States, Canada and Barbados.
(4)	The amount relates primarily to other fees charged in connection with services performed to support acquisitions and financings.
(5)	Fees paid to PricewaterhouseCoopers LLP, who were appointed as the auditors of the Corporation during the second quarter of 2015.
(6)	This amount relates primarily to fees charged in connection with the issuance of auditor comfort letters.

TRANSFER AGENT AND REGISTRAR

The Transfer Agent and Registrar for the Common Shares is Equity Financial Trust Company, 200 University Avenue, Suite 300, Toronto, Ontario, M5H 4H1. Continental Stock Transfer & Trust Company, 17 Battery Pl 8th floor, New York, New York, 10004, is the transfer agent for the Common Shares in the United States.

Concordia Healthcare Corp.	43	2015 Annual Information Form

MATERIAL CONTRACTS

The Corporation and/or its subsidiaries, as applicable, have entered into the following material contracts since the beginning of the Corporation’s most recently completed financial year or before the Corporation’s most recently completed financial year if any such contract is still in effect, and which are outside of the ordinary course of the Corporation’s business. A description and summary of each material contract listed below has been cross-referenced in this Annual Information Form:

1.	2014 Underwriting Agreement (see “General Development of the Business – Equity Transactions”);
2.	Agency Agreement (see “General Development of the Business – Equity Transactions”);
3.	AMCo SPA (see “General Development of the Business – Acquisitions – AMCo”);
4.	AMCo Credit Agreement (see “General Development of the Business – Funding Arrangements”);
5.	AMCo Bridge Loan Agreements (see “General Development of the Business – Funding Arrangements”);
6.	AMCo Note Purchase Agreement (see “General Development of the Business – Funding Arrangements”);
7.	AMCo Note Indenture Agreement (see “General Development of the Business – Funding Arrangements”);
8.	AMCo Underwriting Agreement (see “General Development of the Business – Equity Transactions”);
9.	Covis APA (see “General Development of the Business – Acquisitions – Covis Portfolio”);
10.	Covis Credit Agreement (see “General Development of the Business – Funding Arrangements”);
11.	Covis Subscription Receipt Agreement (see “General Development of the Business – Equity Transactions”);
12.	Covis Note Indenture (see “General Development of the Business – Funding Arrangements”);
13.	Covis Note Purchase Agreement (see “General Development of the Business – Funding Arrangements”);
14.	Covis Underwriting Agreement (see “General Development of the Business – Equity Transactions”);
15.	Donnatal Purchase Agreement (see “General Development of the Business – Acquisitions – Donnatal®”);
16.	GE Amended Credit Agreement (see “General Development of the Business – Funding Arrangements”);
17.	Governance Agreement (see “Corporate Structure – Governance – Governance Agreement”);
18.	Pinnacle Purchase Agreement (see “General Development of the Business – Acquisitions – Photofrin®”);
19.	Registration Rights Agreement (see “Corporate Structure – Governance – Registration Rights Agreement”);
20.	Shionogi Purchase Agreement (see “General Development of the Business – Acquisitions – Kapvay®, Orapred ODT® and Ulesfia®”); and
21.	Zonegran Purchase Agreement (see “General Development of the Business – Acquisitions – Zonegran®”).

Copies of the above listed material contracts are available on the Corporation’s profile on SEDAR at www.sedar.com or upon request from the Corporation at 277 Lakeshore Rd. East, Suite 302, Oakville, Ontario, L6J 1H9.

INTEREST OF EXPERTS

The auditors of the Corporation are PricewaterhouseCoopers LLP, 354 Davis Road, Suite 600, Oakville, Ontario, Canada L6J OC5. PricewaterhouseCoopers LLP have been the Corporation’s auditors since June 25, 2015. Accordingly, PricewaterhouseCoopers LLP was the auditor in respect of the consolidated financial statements of the Corporation for the year ended December 31, 2015. PricewaterhouseCoopers LLP has advised the Corporation that it is independent of the Corporation in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

Crowe Horwath LLP was the auditor of the financial statements in respect of the Covis Portfolio included in the business acquisition report dated July 3, 2015, as set forth in its report thereon. Subsequent to the acquisition of the Covis Portfolio, Crowe Horwath LLP has not been appointed as the auditors of the Corporation.

KPMG LLP was the auditor of the financial statements in respect of the AMCo Acquisition included in the business acquisition report dated November 10, 2015, as set forth in its report thereon. Subsequent to the AMCo Acquisition, KPMG LLP resigned as AMCo’s auditors and has not been appointed as the auditors of the Corporation.

No director, officer or employee of any of the aforementioned companies, is or is expected to be elected, appointed or employed as a director, officer or employee of the Corporation or any associate or affiliate of the Corporation.

Concordia Healthcare Corp.	44	2015 Annual Information Form

RISK FACTORS

The following sets forth certain risks and uncertainties that could have a material adverse effect on the Corporation’s business, financial condition and results of operations and the trading price of the Common Shares, which could decline, and investors may lose all or part of their investment. Additional risks and uncertainties of which the Corporation currently is unaware or that are unknown or that it currently deems to be immaterial could have a material adverse effect on the Corporation’s business, financial condition and results of operations. The Corporation cannot assure you that it will successfully address any or all of these risks. The risks described below describe certain currently known material factors, any of which could have a material adverse effect on the Corporation’s business, financial condition and results of operations. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of the risks described below or other unforeseen risks.

Risk Factors Related to the Business

The Corporation has grown at a very rapid pace and the Corporation may be unable to successfully manage and/or support this growth.

Concordia Private Co. was formed in December 2012. Since 2013, Concordia, through its subsidiaries, has completed seven acquisitions. The Corporation had no operations prior to acquiring Concordia Private Co. and Concordia Private Co. had no operations prior to acquiring certain assets in 2013. The Corporation’s relatively brief operating history may make it difficult to evaluate the Corporation’s prospects for success and the ability of the Corporation to continue to declare and pay cash dividends to its shareholders. There is no assurance that the Corporation will continue to be successful and the Corporation’s operations and business may not be sustainable or may prove to be unsuccessful.

The Corporation’s rapid growth has put significant demands on its processes, systems and personnel. The Corporation has made and expects to make further investments in additional personnel, systems and internal control processes to help manage its growth. If the Corporation is unable to successfully manage and/or support its rapid growth and the challenges and difficulties associated with managing larger, more complex operations and its business, this could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

The Corporation may be unsuccessful in evaluating material risks involved in completed and future acquisitions.

The Corporation regularly reviews acquisition opportunities and as part of the review, conducts business, legal and financial due diligence with the goal of identifying and evaluating material risks involved in any particular acquisition. Despite the Corporation’s efforts, it may be unsuccessful in identifying and/or evaluating all such risks. As a result, the Corporation may not realize the expected benefits and synergies of any given acquisition. If the Corporation fails to realize the expected benefits and/or synergies from one or more acquisitions, or does not identify all of the risks associated with a particular acquisition, this could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

In addition, while the Corporation has structured many of its acquisitions as asset purchases, it may fail to discover liabilities of any acquired companies for which it may be responsible as a successor owner or operator in spite of any investigation made prior to the acquisition. Such discoveries may divert significant financial, operational and managerial resources from existing operations, and could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

The Corporation may be unable to identify, acquire or integrate acquisition targets successfully.

Part of the Corporation’s business strategy includes identifying, acquiring and integrating businesses, products, pharmaceuticals or other assets that the Corporation believes are complementary to its existing businesses, products, pharmaceuticals or other assets, and forming strategic alliances, joint ventures and other business combinations, to help drive future growth. The Corporation may also in-license new products or pharmaceuticals.

Acquisitions or similar arrangements may be complex, time consuming and expensive. The Corporation may enter into negotiations for an acquisition but determine not to, or be unable to, complete any particular acquisition or other arrangement, which could result in a significant diversion of management and other employee time, as well as substantial out-of-pocket fees and costs. In addition, in these circumstances, the Corporation could be subject to certain additional risks including that the market price of the Common Shares may reflect a market assumption that any such acquisition or other arrangement will occur, and a failure to complete such acquisition or other arrangement could result in a negative market perception regarding the Corporation’s ability to complete an acquisition and/or its business generally, resulting in a decline in the market price of the Common Shares and value of any other securities of the Corporation.

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If an acquisition or other arrangement is completed, the integration into the Corporation’s business with the business, product or asset that is so acquired or subject to such other arrangement may also be complex and time-consuming and, if any such business, product and/or asset is not successfully integrated, the Corporation may not achieve the anticipated benefits, cost-savings or growth opportunities and may experience other opportunity costs. Potential difficulties that may be encountered during the integration process include, but are not limited to the following:

•	integrating personnel, operations and systems, while maintaining a focus on selling and marketing existing and newly-acquired businesses, products and/or assets;
•	coordinating geographically dispersed organizations;
•	focusing management and employees on continued operations;
•	retaining existing customers and attracting new customers;
•	managing new products with which the Corporation has limited or no experience; and
•	identifying and managing inefficiencies associated with integrating the operations of the Corporation’s business.

Furthermore, these acquisitions and other arrangements, even if successfully integrated, may not advance or enhance the Corporation’s business strategy as anticipated (or to an extent that the cost of such acquisitions and other arrangements would be justified), and they may expose the Corporation to increased competition or challenges with respect to the Corporation’s products or geographic markets and expose the Corporation to additional liabilities, including litigation, tax and successor liability risks, associated with any business, product or other asset that is acquired or subject to such other arrangement. Any one of these challenges or risks could impair the Corporation’s ability to realize any benefit from any such acquisition or other arrangement and this could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

The Corporation could fail to successfully integrate the AMCo business into the business of the Corporation.

The success of the AMCo Acquisition will depend, in part, on the ability of the Corporation to realize the anticipated benefits, accretion and synergies from integrating AMCo’s business into the businesses of the Corporation. If the Corporation is not able to achieve these objectives in whole or in part, or is not able to achieve these objectives on a timely basis, the anticipated benefits of the AMCo Acquisition may not be realized fully or at all. In addition, the actual integration of AMCo may result in additional and unforeseen expenses, which could reduce the anticipated benefits, accretion and synergies of the AMCo Acquisition, and may also result in additional and unforeseen matters that require the attention of management, which could divert management’s focus and the Corporation’s resources from other strategic opportunities and operational matters. Failure to successfully integrate AMCo’s business for any of these reasons could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

The Corporation may be unable to realize anticipated cost synergies or may incur additional and/or unexpected costs in order to realize them.

There can be no assurance that the Corporation will be able to realize synergies from the AMCo Acquisition in any anticipated amounts or within anticipated timeframes, or at all. The Corporation may implement cost saving initiatives at the combined company in the expectation that it will result in annual cost synergies. The Corporation may incur costs to achieve such synergies. These or any other costs or synergies that the Corporation realizes may differ materially from the Corporation’s estimates and expectations. The Corporation cannot provide assurances that anticipated cost or other synergies will be achieved or that its programs and improvements will be completed as anticipated or at all. In addition, any cost synergies that the Corporation realizes may be offset, in whole or in part, by reductions in revenues or through increases in other expenses. Neither the Corporation’s independent auditors nor any other independent auditors, have examined, compiled or performed any procedures with respect to synergies, nor have they expressed any opinion, or any other form of assurance on such information or their achievability. Assumptions relating to cost or other synergies involve subjective decisions and judgments.

The Corporation relies on third parties to manufacture its products and its products could be subject to manufacturing or supply difficulties.

The Corporation does not have the internal capability to manufacture pharmaceutical products and relies on third parties to manufacture its products. In relation to some of the Corporation’s products, there is only one third party manufacturer in place. The Corporation cannot be certain that manufacturing sources will continue to be available or that it can continue to out-source the manufacturing of its products on reasonable or acceptable terms or at all. Any loss of a manufacturer or any difficulties that could arise in the manufacturing process could significantly affect inventories and supply of products available for sale. If the Corporation is unable to supply sufficient amounts of its products to customers on a timely basis, its market share and/or revenues could decrease. If any of the Corporation’s third-party manufacturers are unable to manufacture its products or the manufacturing process is interrupted for any reason, it could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

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All of the Corporation’s contract manufacturers must comply with the applicable regulations of the FDA, EMA and other applicable regulatory authorities, which include quality control and quality assurance requirements, as well as the corresponding maintenance of records and documentation and manufacture of products according to the specifications contained in the applicable regulatory file. If any of the Corporation’s contract manufacturers do not or cannot comply with these requirements, the availability of marketed products for sale could be substantially reduced. In addition, the facilities of the Corporation’s contract manufacturers must be inspected and found to be in full compliance with current good manufacturing practices and quality system management requirements or similar practices and requirements in applicable jurisdictions. The failure of any of the Corporation’s contract manufacturers to comply with such regulations or quality system management requirements can result in enforcement action by the FDA or other applicable regulatory authorities, including, but not limited to, warning letters, fines, injunctions, civil or criminal penalties, recall or seizure of products, total or partial suspension of production or importation, suspension or withdrawal of regulatory approval for approved or in-market products, refusal of the government to renew marketing applications or approve pending applications or supplements, suspension of ongoing clinical trials, imposition of new manufacturing requirements, closure of facilities and criminal prosecution. If any of the Corporation’s contract manufacturers becomes subject to any enforcement action or proceeding, this could lead to a material delay or suspension in production of one or more of the Corporation’s products, which could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

In addition, the Corporation’s business could suffer if certain manufacturing or other equipment of any of its contract manufacturers, or all or a portion of such contract manufacturer’s facilities, were to become inoperable for any period of time. This could occur for various reasons, including catastrophic events, such as hurricanes, earthquakes or other natural disasters, explosions, environmental accidents, pandemics, quarantine, equipment failures or delays in obtaining components or replacements, construction delays or defects, labour disturbances and other events, which are outside of the Corporation’s control. The Corporation could experience substantial production delays or inventory shortages in the event of any such occurrence until its applicable contract manufacturers repair such equipment or facility or build or locate replacement equipment or a replacement facility, as applicable, and seek to obtain necessary regulatory approvals for all of such replacements or otherwise resolve the issue. Any interruption in the manufacture of the Corporation’s products could affect the sales of the Corporation’s products and could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

If the Corporation encounters delays or difficulties with any of its contract manufacturers, packagers or distributors, sales of the Corporation’s products could be delayed or reduced and the Corporation may encounter difficulties in obtaining alternative contracts for such services. If the Corporation changes the source or location of supply or modifies the manufacturing process, regulatory authorities may require the Corporation to demonstrate that the product produced by the new source or from the modified process is equivalent to the product used in any clinical trials that were conducted. If the Corporation is unable to demonstrate this equivalence, the Corporation will be unable to have its products manufactured by such new source or from such location of supply, or use the modified process, and the Corporation may have incurred substantial expenses in seeking to ensure equivalence, which could have a material adverse effect on the Corporation’s business, financial condition and results of operations. The Corporation has and may in the future pursue strategic partnerships, including product supply arrangements with certain manufacturers and/or distributors which could be affected by any of the foregoing matters. To the extent that such arrangements are material to the Corporation, the aforementioned risks could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

In many cases, the Corporation relies on third parties to perform distribution, logistics, invoicing, regulatory and sales services for its products.

In many cases, the Corporation relies on third parties to provide distribution, logistics, invoicing, regulatory and sales services including warehousing of finished products, accounts receivable management, billing, collection, record keeping and processing of invoices (including with insurance companies). If the third parties cease to be able to provide the Corporation with these services or do not provide these services in a timely or professional manner, or if contracts with such third parties are terminated for any reason, the Corporation may not be able to successfully manage the logistics associated with distributing and selling its products which could result in a delay or interruption in delivering products to its customers and could impact product sales and revenues or the Corporation’s ability to integrate new products into its business, any of which could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

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In addition, the supply of the Corporation’s products to its customers (or, in some cases, supply from the Corporation’s contract manufacturers to the Corporation) is subject to and dependent upon the use of transportation services and third party distribution facilities. Such supply chain logistics result in the Corporation not being in control of its products at all times, while maintaining liability for such products. Moreover, transportation services or third party distribution facilities may be disrupted (including as a result of weather conditions or due to technical, labour or other difficulties or conditions), any of which could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

The Corporation’s effective tax rates may increase.

The Corporation has operations in various countries that have differing tax laws and rates. The Corporation’s tax position is supported by tax laws in the countries in which the Corporation operates and the application of tax treaties between the various countries in which the Corporation operates. Subject to limitation periods prescribed by the relevant local country tax law, the Corporation’s income tax position is and will continue to be subject to audit by domestic and foreign tax authorities. The Corporation’s effective tax rate (being the tax rate implied by dividing taxes for the period per the statement of income by net income before taxes for the same period) may change from year to year based on changes in the mix of activities and income earned among the different jurisdictions in which the Corporation operates; changes in tax laws in these jurisdictions; changes in the tax treaties between various countries in which the Corporation operates; changes in the Corporation’s eligibility for benefits under those tax treaties; and changes in the estimated values of deferred tax assets and liabilities. Such changes could result in a substantial increase to the Corporation’s effective tax rate.

The Corporation’s calculation of income taxes in the period is based on actual results of commercial activities and prudent judgement of estimates made by management of the Corporation. The Corporation makes estimates and judgments based on the Corporation’s knowledge and understanding of applicable tax laws and tax treaties, and the application of those tax laws and tax treaties to the Corporation’s business, in determining its calculation of income taxes in the period. However, the Corporation enters into many transactions and arrangements in the ordinary course of business where the tax treatment that may be proposed by tax authorities may sometimes differ from the Corporation’s expected tax treatment. To the extent that a tax authority proposes a tax treatment that differs from that of the Corporation’s, the proposal, an alternative agreed amount or an amount determined by a third party will impact the calculation of income taxes and thus alter the Corporation’s financial position.

Products representing a significant amount of the Corporation’s revenue are not protected by patent or data exclusivity rights or are nearing the end of their exclusivity period. In addition, the Corporation has faced generic competition in the past and expects to face additional generic competition in the future.

A significant number of the products sold by the Corporation have no exclusivity protection via patent or data exclusivity rights or are protected by patents or regulatory exclusivity periods that will be expiring in the near future. These products represent a significant amount of the Corporation’s revenue. Without exclusivity protection, competitors face fewer barriers in introducing competing products. Upon the expiration or loss of patent protection for the Corporation’s products, or upon the “at-risk” launch (despite pending patent infringement litigation against the generic product) by a generic competitor of a generic version of the Corporation’s products (which may be sold at significantly lower prices than the Corporation’s products), the Corporation could lose a significant portion of sales of that product in a very short period. If sales of the Corporation’s products were to increase substantially, competitors may be more likely to develop generic formulations that compete directly with the Corporation’s products. The introduction of competing products (including generic products) could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

In addition, third parties may now or in the future sell or attempt to sell unapproved products and/or counterfeit products that compete with the Corporation’s existing and/or future products. In such circumstances, upon the Corporation becoming aware of such unapproved products and/or counterfeit products, the Corporation could, depending on the specific circumstances, initiate legal proceedings against such third parties for claims relating to, among other things, unfair competition and/or seeking to enforce and maintain the Corporation’s proprietary rights in its products. Such legal proceedings could require significant time of the Corporation’s management which would be diverted from other activities, and could result in the Corporation incurring substantial legal costs. If the Corporation is not successful in such legal proceedings and/or such third parties continue to sell unapproved or counterfeit products, the Corporation could lose a significant portion of sales of its products in a very short period as well as the goodwill associated with the Corporation’s products. Accordingly, the introduction of third party unapproved and/or counterfeit products could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

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The Corporation is subject to risks related to the regulatory environment in respect of Donnatal®.

Currently, the Corporation markets its Donnatal® products as the owner of the conditionally approved ANDA for Donnatal® and as a party to the unresolved Notice of Opportunity Hearing for anticholinergic and barbiturate combination drug products. The Corporation makes no assurances that the FDA will not seek to begin a hearing process to remove these products from the market. If this were to happen it could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

A.H. Robins Company, Inc. (“Robins”) began marketing Donnatal®, an anticholinergic and barbiturate combination drug used to treat gastrointestinal problems, in the 1940s. Because certain anticholinergic and barbiturate combination drug products were on the market with safety-only NDAs or were identical, related, or similar to products on the market with safety-only NDAs, the FDA included these products in the DESI review program. On June 20, 1978, the FDA issued a Federal Register notice requiring manufacturers of anticholinergic/barbiturate combinations involved in this DESI hearing to obtain an approved NDA or ANDA, and conduct clinical trials to support the efficacy of these products. On December 30, 1980, Robins, after already conducting clinical trials, obtained conditionally approved ANDAs for Donnatal® Tablets, Donnatal® Elixir, and Donnatal® Capsules from the FDA. On May 6, 1983, the FDA published a Federal Register notice revoking the exemption for continued marketing for anticholinergic/barbiturate combination products based on its review of the submitted studies and proposed to, but did not, withdraw approval of the ANDAs for these products including for Donnatal® Tablets, Donnatal® Elixir, and Donnatal® Capsules. In response to this 1983 notice, Robins requested a hearing regarding its Donnatal® Tablets, Donnatal® Elixir, and Donnatal® Capsules and submitted additional data regarding these products.

On December 22, 2011, the FDA formally recognized the transfer of the ANDAs for Donnatal® Tablets, Donnatal® Elixir, and Donnatal® Capsules from Wyeth to PBM Pharmaceuticals, Inc. and recognized that the ANDAs were still in effect. On July 24, 2012, through a Federal Register notice, the FDA acknowledged the original requests for hearings were still in effect. On May 15, 2014, PBM Pharmaceuticals, Inc. completely transferred all rights relating to Donnatal® to the Corporation. See “General Development of the Business – Acquisitions – Donnatal®”.

The Corporation may not be able to protect and maintain its intellectual property and licensing arrangements, which could impact the Corporation’s ability to compete in its targeted markets and lead to uncertainty regarding the applicability of the Corporation’s proprietary information.

The Corporation’s success will depend in part on its ability to protect and maintain intellectual property rights and licensing arrangements for its products. No assurance can be given that the Corporation’s intellectual property rights or the licenses used by the Corporation will not be challenged, invalidated, infringed or circumvented, or that the rights granted thereunder will provide any competitive advantage to the Corporation. The Corporation’s success will also depend in part on the Corporation not infringing patents or proprietary rights of others and not breaching the licenses granted to it. There can be no assurance that the Corporation will be able to obtain a license to any third party technology that may be required to conduct the Corporation’s business or that such technology can be licensed at a reasonable cost. There is no certainty that the Corporation will not be challenged by the applicable licensors for non-compliance with its existing or future licensing arrangements. Consequently, licensing arrangements could be withdrawn or otherwise terminated with no compensation or other monetary payment made to the Corporation.

The Corporation relies on trade secrets, know-how and other proprietary information, as well as requiring employees and certain other third parties (including suppliers) to sign confidentiality agreements. However, these confidentiality agreements may be breached and the Corporation may not have adequate remedies for such breaches. Others may independently develop substantially equivalent proprietary information without infringing upon any proprietary technology. Third parties may otherwise gain access to the Corporation’s proprietary information and adopt it in a competitive manner.

Any loss of intellectual property protection or issues that arise in respect of third-party technology required by the Corporation could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

The Corporation may be subject to product liability claims, which can be expensive, difficult to defend and may result in large judgments or settlements.

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The administration of drugs to humans, whether in clinical trials or after marketing clearance is obtained, can result in product liability claims. Product liability claims can be expensive, difficult to defend and may result in large judgments or settlements against the Corporation. In addition, third-party collaborators and licensees may not protect the Corporation from product liability claims.

The Corporation currently maintains product liability insurance in connection with the marketing of its products. The Corporation may not be able to obtain or maintain adequate protection against potential liabilities arising from product sales. In addition, the Corporation could become subject to potential liabilities as successor owner of an asset, product or business (even if not specifically assumed by the Corporation). In such circumstances, the Corporation’s insurance policies may not provide enough coverage for such liabilities. If the Corporation is unable to obtain sufficient levels of insurance at acceptable cost or otherwise protect against potential product liability claims, the Corporation will be exposed to product liability claims. A successful product liability claim in excess of the Corporation’s insurance coverage could have a material adverse effect on the Corporation’s business, financial condition and results of operations and prevent or interfere with the Corporation’s product commercialization efforts. In addition, any successful claim may prevent the Corporation from obtaining adequate product liability insurance in the future on commercially desirable terms or at all. Even if a claim is not successful, defending such a claim may be time-consuming and expensive. Product liability claims, whether or not merited, could also result in negative perception of the Corporation and its products, which could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

The Corporation is subject to risks related to patent infringement actions.

The Corporation could become involved in patent infringement actions, which are uncertain, costly and time-consuming and could have a material adverse effect on the Corporation’s business, financial condition and results of operations. The pharmaceutical industry historically has generated and continues to generate substantial litigation concerning the manufacture, use and sale of products. As a result, patents related to the Corporation’s products could be challenged, and the Corporation’s patents may not be upheld. In order to protect or enforce patent rights, the Corporation may initiate litigation against third parties. If the Corporation is not successful in defending an attack on its patents and maintaining exclusive rights to market one or more of the Corporation’s products that are under patent protection, the Corporation could lose a significant portion of sales in a very short period.

The Corporation could also become subject to infringement claims by third parties and may have to defend against charges that the Corporation’s products infringed patents or the proprietary rights of third parties. If the Corporation infringes the intellectual property rights of others, the Corporation could lose its right to develop, manufacture or sell products, including its generic products, or could be required to pay monetary damages or royalties to license proprietary rights from third parties. The outcomes of patent infringement actions are uncertain and such infringement actions are costly and divert technical and management personnel from their normal responsibilities.

The Corporation is subject to risks related to general commercial litigation, class actions, employment claims and other litigation claims, as well as potential administrative and regulatory actions, as part of its operations.

In the course of its business, the Corporation receives general commercial claims related to the conduct of its business and the performance of its products and services, employment claims and other litigation claims and the Corporation also could become subject to class actions. Litigation resulting from these claims could be costly and time-consuming and could divert the attention of management and other key personnel from the Corporation’s business and operations. The complexity of any such claims and the inherent uncertainty of commercial, class action, employment and other litigation increases these risks. In recognition of these considerations, the Corporation could suffer significant litigation expenses in defending any of these claims and may enter into settlement agreements. If the Corporation is unsuccessful in its defense of material litigation claims or is unable to settle the claims, the Corporation may be faced with significant monetary damage awards or other remedies against it including injunctive relief that could have a material adverse effect on the Corporation’s business, financial condition and results of operations. Administrative or regulatory actions against the Corporation or its employees could also have a material adverse effect on the Corporation’s business, financial condition and results of operations.

Enforcement of judgments against foreign persons may not be possible.

Canadian investors in Common Shares should be aware that certain officers and directors named in this Annual Information Form, as well as certain experts named in this Annual Information Form, are located outside of Canada and, as a result, it may not be possible for Canadian investors in Common Shares to effect service of process within Canada upon these persons. All or a substantial portion of the assets of these persons are likely to be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against such persons in Canada or to enforce a judgment obtained in Canadian courts against such persons outside of Canada.

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U.S. investors in Common Shares should be aware that certain officers and directors named in this Annual Information Form as well as certain of the experts named in this Annual Information Form, are located outside the United States and, as a result, it may not be possible for U.S. investors in Common Shares to effect service of process within the United States upon these persons. All or a substantial portion of the assets of these persons are likely to be located outside of the United States and, as a result, it may not be possible to satisfy a judgment against such persons in the United States or to enforce a judgment obtained in U.S. courts against such persons outside of the United States.

The Corporation’s marketed drugs will be subject to ongoing regulatory review.

Following initial regulatory approval of any products that the Corporation or its partners may develop or acquire, the Corporation will be subject to continuing regulatory review by various government authorities in those countries where the Corporation’s products are marketed or intended to be marketed, including the review of adverse drug events and clinical results that are reported after product candidates become commercially available. If the Corporation fails to comply with the regulatory requirements in those countries where its products are sold, the Corporation could lose its marketing approvals or be subject to fines or other sanctions. In addition, incidents of adverse drug reactions, unintended side effects or misuse relating to the Corporation’s products could result in additional regulatory controls or restrictions, or even lead to the regulatory authority requiring the Corporation to withdraw the product from the market. Further, if faced with these incidents of adverse drug reactions, unintended side effects or misuse relating to the Corporation’s products, the Corporation may elect to voluntarily implement a recall or market withdrawal of the product. A recall or market withdrawal, whether voluntary or required by a regulatory authority, may involve significant costs to the Corporation, potential disruptions in the supply of the Corporation’s products to its customers and reputational harm to the Corporation’s products and business, all of which could harm the Corporation’s ability to market its products and could have a material adverse effect on the Corporation’s business, financial condition and results of operations. Also, as a condition to granting marketing approval of a product, the applicable regulatory agencies may require a company to conduct additional clinical trials, the results of which could result in the subsequent loss of marketing approval, changes in product labeling or new or increased concerns about side effects or efficacy of a product.

The Corporation is subject to risks associated with compliance with regulations related to marketing, promotional and pricing practices.

The marketing, promotional and pricing practices of pharmaceutical companies, as well as the manner in which companies, in-house or third-party sales forces interact with purchasers, prescribers and patients, are subject to extensive regulation, any breach of which may result in the imposition of civil and/or criminal penalties, injunctions, and/or limitations on marketing practices for the Corporation’s products. Many companies have been the subject of claims related to these practices asserted by applicable authorities. These claims historically have resulted, and any future claims could result, in fines and other consequences.

Companies may not promote drugs for “off-label” uses, that is, uses that are not described in the product’s labeling and that differ from those approved by the FDA or other applicable regulatory agencies. A company that is found to have improperly promoted off-label uses may be subject to significant liability, including civil and administrative remedies as well as criminal sanctions. In addition, management’s attention could be diverted from business operations and the Corporation’s reputation could be damaged.

The Corporation may be subject to regulatory or legislative initiatives that may influence the pricing of pharmaceutical products.

Following certain recent negative publicity surrounding the pricing of pharmaceutical drugs and an emphasis on healthcare reform in the United States, the Corporation’s ability to control the pricing of its products could be at risk. Current or future United States or Canadian laws, or the laws applicable in other jurisdictions where the Corporation sells its products, may regulate, limit or otherwise influence the prices of pharmaceutical drugs, which could adversely affect the revenues generated by the Corporation’s products. Government mandated price reductions and/or other controls may be implemented to force price cuts by pharmaceutical companies on certain products. If price cuts are mandated, the Corporation may experience significant declines in revenues and profitability which could have a materially adverse effect on the Corporation’s business, financial condition and results of operations.

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The illegal sale or distribution by third parties of counterfeit versions of the Corporation’s products could have a negative impact on the Corporation’s business.

Pharmaceutical products are vulnerable to counterfeiting. Third parties may illegally produce and distribute counterfeit versions of the Corporation’s products that are below the various manufacturing and testing standards the Corporation’s products undergo. Counterfeit products are often unsafe, ineffective, and potentially life-threatening. As many counterfeit products may be visually indistinguishable from their authentic versions, the presence of counterfeit products could affect overall consumer confidence in the authentic product. A public loss of confidence in the integrity of pharmaceutical products in general, or in any of the Corporation’s products due to counterfeiting could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

The Corporation is subject to risks related to “fraud and abuse” laws, anti-bribery laws, environmental laws and privacy and security regulations.

Pharmaceutical companies in the United States and elsewhere have faced lawsuits and investigations pertaining to violations of health care “fraud and abuse” laws, such as the federal False Claims Act, the federal Foreign Corrupt Practices Act, the United Kingdom’s Bribery Act, Anti-Kickback Statutes, and other state and federal laws and regulations. The Corporation is also subject to increasingly strict data privacy and security laws in the United States and in other countries, the violation of which could result in fines and other sanctions. The United States Department of Health and Human Services Office of Inspector General recommends, and increasingly states require, pharmaceutical companies to have comprehensive compliance programs and to disclose certain payments made to healthcare providers or funds spent on marketing and promotion of drug products. The United States federal government has published regulations that identify “safe harbour” or exemptions for certain payment arrangements that do not violate the Anti-Kickback Statutes. In other jurisdictions, such as the United Kingdom, no such “safe harbour” exemptions exist. While the Corporation has developed corporate compliance programs based on what the Corporation believes to be current best practices, the Corporation cannot assure investors that its employees or agents are or will be in compliance with all applicable federal, state or foreign regulations and laws. If the Corporation or any of its employees or agents are in violation of any of these requirements or any such actions are instituted against the Corporation, and the Corporation is not successful in defending itself or asserting its rights, those actions could have a significant impact on the Corporation’s business, including the imposition of significant fines, the exclusion of the Corporation from federal healthcare programs and other sanctions.

Anti-Kickback Statutes and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making improper payments to officials for the purpose of obtaining or retaining business or a business advantage. The Corporation’s policies mandate compliance with these anti-bribery laws. The Corporation may operate in many parts of the world that have experienced governmental corruption to some degree and in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices or may require the Corporation to interact with doctors and hospitals, some of which may be state controlled, in a manner that is different than in the United States and Canada. The Corporation cannot assure investors that its internal control policies and procedures will protect the Corporation from reckless or criminal acts committed by its employees or agents. Violations of any of these laws, or allegations of such violations, could disrupt the Corporation’s business and result in criminal or civil penalties or remedial measures, any of which could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

The Corporation is also subject to various privacy and security regulations, including but not limited to HIPAA, as amended by the United States federal Health Information Technology for Economic and Clinical Health Act of 2009. HIPAA mandates, among other things, the adoption of uniform standards for the electronic exchange of information in common health care transactions (e.g. health care claims information and plan eligibility, referral certification and authorization, claims status, plan enrolment, coordination of benefits and related information), as well as standards relating to the privacy and security of individually identifiable health information, which require the adoption of administrative, physical and technical safeguards to protect such information. In addition to many other jurisdictions, several states have enacted comparable laws addressing the privacy and security of health information, some of which are more stringent than HIPAA. Failure to comply with any of these laws could result in the imposition of significant civil and criminal penalties. The costs of compliance with these laws or similar laws in other countries and the potential liability associated with any failure to comply with these laws could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

Legislative or regulatory reform of the healthcare system may affect the Corporation’s ability to sell its products profitably.

In the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the healthcare system in ways that could impact the Corporation’s ability to sell its products profitably. The PPACA, may affect the operational results of companies in the pharmaceutical industry, including the Corporation, by

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imposing on them additional costs. For example, effective January 1, 2010, the PPACA increased the minimum Medicaid drug rebates for pharmaceutical companies, expanded the 340B drug discount program, and made changes that impact the Medicare Part D coverage gap. The law also revised the definition of “average manufacturer price” for reporting purposes, which has the potential to impact the amount of the Corporation’s Medicaid drug rebates to states. Beginning in 2011, the law imposed a significant annual fee on companies that manufacture or import branded prescription drug products.

The PPACA also added substantial new provisions affecting compliance therewith, some of which may require the Corporation to modify its business practices with health care practitioners. Pharmaceutical manufacturers are required to comply with the United States federal Physician Payments Sunshine Act, which was passed as part of the PPACA and which requires pharmaceutical companies to monitor and report payments, gifts, the provision of samples and other remuneration made to physicians and other health care professionals and health care organizations.

The Corporation is unable to predict the future course of federal or state health care legislation, nor foreign regulations relating to the marketing, pricing and reimbursement of pharmaceutical products. In the United Kingdom, the PPRS price reimbursement of branded medicines and the Drug Tariff price reimbursement of generic medicines remain under active review. A variety of federal and state agencies are in the process of implementing the PPACA, including through the issuance of rules, regulations or guidance that materially affect the Corporation’s business. The risk of the Corporation being found in violation of these rules and regulations is increased by the fact that many of them have not been fully interpreted by applicable regulatory authorities or the courts, and their provisions are open to a variety of different interpretations. The PPACA and further changes to health care laws or regulatory framework in any federal, state or foreign jurisdiction that reduce the Corporation’s revenues or increase the Corporation’s costs could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

The Corporation’s business is subject to limitations imposed by government regulations.

In domestic and foreign markets, the formulation, manufacturing, packaging, labeling, handling, distribution, importation, exportation, licensing, sale and storage of the Corporation’s products are affected by extensive laws, governmental regulations, administrative determinations, court decisions and other constraints, which are beyond the Corporation’s control. For example, the Corporation is required to comply with regulations and guidance provided by the FDA in regard to the Drug Supply Chain and Security Act, particularly in respect of serialization initiatives. Such laws, regulations, determinations, decisions and other constraints may exist at all levels of government. There can be no assurance that the Corporation is or will be in compliance with all of these laws, regulations, determinations, decisions and other constraints. Failure to comply with these laws, regulations, determinations, decisions and other constraints or new laws, regulations, determinations, decisions or other constraints could lead to the imposition of significant penalties or claims and could have a material adverse effect on the Corporation’s business, financial condition and results of operations. In addition, the adoption of new laws, regulations, determinations, decisions or other constraints or changes in the interpretations of such requirements may result in significant compliance costs or lead the Corporation to discontinue product sales and may have an adverse effect on the marketing of the Corporation’s products, resulting in significant loss of sales and which could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

In the United States, the FDA perceives any written or verbal statement used to promote or sell a product that associates a drug with a disease for which the drug does not have an approved indication (whether written by the Corporation, the content of a testimonial endorsement or contained within a scientific publication) to be evidence of intent to promote the drug “off-label” thereby misbranding the drug. If any such evidence is found with respect to any of the Corporation’s products, the FDA may take action against the Corporation, ranging from a warning letter necessitating cessation of use of the statement to injunctions against product sale, seizures of products so promoted, and civil and criminal prosecution of the Corporation’s executives. Similar legislation and regulation is in place in the foreign jurisdictions in which the Corporation operates. Any such actions could have a detrimental effect on sales and could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

Other legislation or regulatory proposals may affect the Corporation’s revenues and profitability.

Existing and proposed changes in the laws and regulations affecting public companies may cause the Corporation to incur increased costs as the Corporation evaluates the implications of new rules and responds to new requirements. Failure to comply with new rules and regulations could result in enforcement actions or the assessment of other penalties. New laws and regulations could make it more difficult to obtain certain types of insurance, including director’s and officer’s liability insurance, and the Corporation may be forced to accept reduced policy limits and coverage or incur

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substantially higher costs to obtain the same or similar coverage, to the extent that such coverage remains available. The impact of these events could also make it more difficult for the Corporation to attract and retain qualified persons to serve on the Board, or as executive officers. The Corporation may be required to hire additional personnel and utilize additional outside legal, accounting and advisory services, all of which could cause the Corporation’s general and administrative costs to increase beyond what the Corporation currently has planned. Although the Corporation evaluates and monitors developments with respect to new rules and laws, the Corporation cannot predict or estimate the amount of the additional costs the Corporation may incur or the timing of such costs with respect to such evaluations and/or compliance and cannot provide assurances that such additional costs will render the Corporation compliant with such new rules and laws.

If the Corporation experiences a data security breach and confidential information is disclosed, the Corporation may be subject to penalties and experience negative publicity.

The Corporation and its customers could suffer harm if personal and health information were accessed by third parties due to a system security failure. The collection of data requires the Corporation to receive and store a large amount of personally identifiable data. Recently, data security breaches suffered by well-known companies and institutions have attracted a substantial amount of media attention, prompting legislative proposals addressing data privacy and security. The Corporation may become exposed to potential liabilities with respect to the data that it collects, manages and processes, and may incur legal costs if information security policies and procedures are not effective or if the Corporation is required to defend its methods of collection, processing and storage of personal data. Future investigations, lawsuits or adverse publicity relating to its methods of handling such information could have a material adverse effect on the Corporation’s business, financial condition and results of operations due to the costs and negative market reaction relating to such developments.

The Corporation is subject to risks associated with the enforcement of anti-trust and competition laws.

Pharmaceutical companies in the United States and other countries have faced lawsuits and investigations pertaining to violations of antitrust and competition laws. The Corporation’s drug products could be subject to antitrust or competition law challenges that, if successful, could affect the Corporation’s ability to set prices for its drug products or enter into agreements with respect thereto. A successful antitrust or competition law challenge against the Corporation could result in the imposition of significant fines by one or more authorities, and/or in decisions preventing the Corporation from further expanding its business, and/or third parties (such as competitors and customers) initiating civil litigation claiming damages caused by anticompetitive practices. A violation of any such law could result in civil penalties, mitigation, significant capital expenditures or require changes in the Corporation’s business practices, which could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

On February 9, 2015, the Corporation and its subsidiary, CPI, received a CID from the FTC regarding its attention deficit hyperactivity disorder product Kapvay®. The CID was a request for documents and information relating to CPI’s agreements with Par with respect to the Par Agreements. While the Corporation maintains that the Par Agreements were lawful, the Corporation and CPI have entered into a settlement agreement with the FTC. The settlement agreement with the FTC does not constitute an admission by CPI or the Corporation that they have violated the law. Under the terms of the settlement agreement, CPI is prohibited from enforcing the provision of the Par Agreements which entitle it to a royalty payment corresponding to Par’s sales of generic Kapvay® (for any period on or after June 25, 2015) and both CPI and the Corporation from entering any future agreement with a generic company that would prevent the marketing of an authorized generic version of a branded drug after all patents have expired on the drug. The Corporation and CPI will also be subject to standard antitrust compliance and reporting requirements. On October 20, 2015, the FTC accorded final approval to the settlement agreement.

On December 5, 2014, Covis Pharma S.à.r.l, received a subpoena from the U.S. Department of Justice, Antitrust Division, requesting certain documents relating to its product Lanoxin®. Pursuant to the Covis APA, the Corporation did not assume liabilities associated with any potential action arising in connection therewith and has a right to indemnification, under certain circumstances, for losses directly arising from any such action. However, to the extent market or regulatory conditions require the Corporation to alter its pricing of Lanoxin®, it could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

Failure to obtain or maintain orphan drug exclusivity could impact revenues.

If the Corporation fails to obtain or maintain orphan drug exclusivity for some or all of the Corporation’s products, the Corporation’s competitors may sell products to treat the same conditions and the Corporation’s revenues could be reduced. As part of its business strategy, the Corporation may acquire some drugs that may be eligible for FDA and EU

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orphan drug designation. Under the ODA, the FDA may designate a product as an orphan drug if it is intended to treat a rare disease or condition, defined as a patient population of fewer than 200,000 in the United States. The company that first obtains FDA approval for a designated orphan drug for a given rare disease or condition receives marketing exclusivity for use of that drug for the stated disease or condition for a period of seven years. However, orphan drug exclusive marketing rights may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure a sufficient supply of the drug. Similar regulations exist in the EU with a ten-year period of market exclusivity. Because the extent and scope of patent protection for some of the Corporation’s drug products is limited, orphan drug designation is especially important for products that are eligible for orphan drug designation. If the Corporation does not obtain orphan drug exclusivity for drug products that do not have broad patent protection, the Corporation’s competitors may then sell the same drug to treat the same condition and this could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

Cost adjustments could negatively impact demand for the Corporation’s pharmaceutical products.

The Corporation has made cost adjustments, and may continue to make cost adjustments, to its pharmaceutical products based on market assessments. There can be no assurances that sales of the Corporation’s pharmaceutical products will be unaffected by these cost adjustments. If cost adjustments negatively affect demand for any of the Corporation’s pharmaceutical products, this could have a material adverse effect on the Corporation’s business, financial condition and results of operations. In addition, there can be no assurances that increased expenditures on marketing and promotion will lead to increased sales of the Corporation’s pharmaceutical products. Increased expenditures on promotional efforts without corresponding increases in sales could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

The Corporation may experience declines in sales volumes or prices of certain of its products as the result of the concentration of sales to wholesalers and the continuing trend towards consolidation of such wholesalers and other customer groups.

For certain of the Corporation’s products a significant portion of sales are to a relatively small number of customers. If the Corporation’s relationship with one or more of such customers is disrupted or changes adversely or if one or more of such customers experience financial difficulty or other material adverse change in their businesses, it could materially and adversely affect the Corporation’s sales and financial results, which could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

In addition, wholesalers and retail drug chains have undergone, and are continuing to undergo, significant consolidation. This consolidation may result in these groups gaining additional purchasing leverage and consequently increasing the product pricing pressures facing the Corporation’s business. The result of these developments could have a material adverse effect on the Corporation’s business, financial position and results of operations.

The markets in which the Corporation operates and proposes to operate are highly competitive and subject to rapid and significant technological change, which could render the Corporation’s products obsolete or uncompetitive.

In addition to competition from generic drugs, the Corporation’s products will face competition from new products that treat the same diseases and address some of the same conditions as the Corporation’s products. Many of the Corporation’s competitors have greater financial resources and selling and marketing capabilities. The Corporation will face further competition from pharmaceutical and drug development companies that focus their efforts on developing and marketing products that are similar in nature to its products, but that in some instances offer improvements over, or are less expensive than, the Corporation’s products. The Corporation’s competitors may succeed in developing technologies and products that are more effective or less expensive to use than any of the Corporation’s products or any products that the Corporation may acquire or license. These developments could render the Corporation’s products obsolete or uncompetitive, which could have a material adverse effect on the Corporation’s business, financial condition and results of operations. In addition, academic institutions, government agencies and other public and private organizations conducting research may seek patent protection with respect to potentially competitive products. They may also establish exclusive collaborative or licensing relationships with the Corporation’s competitors.

The successful development of the Corporation’s pipeline products is highly uncertain and requires significant expenditures and time. In addition, obtaining necessary government approvals is time consuming and not assured.

The Corporation currently has a number of pipeline products in development. The Corporation and its development partners, as applicable, conduct studies to obtain regulatory approval for the sale of the Corporation’s pipeline products.

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Such studies can be expensive and complex and can take many years and have uncertain outcomes. Only a small number of the Corporation’s pipeline products may reach the market. The Corporation will not be able to commercialize its pipeline products if applicable regulatory approvals are not obtained. If the Corporation’s development projects are not successful or are significantly delayed, the Corporation may not recover its investments in the pipeline product and the Corporation’s failure to bring these pipeline products to market on a timely basis, or at all, could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

In addition, FDA and Health Canada approval must be obtained in the U.S. and Canada, respectively, and EMA approval must be obtained in countries in the EU and similar approvals must be obtained from comparable agencies in other countries, prior to marketing or manufacturing new pharmaceutical and medical device products for use by humans. Obtaining such regulatory approvals for new products and devices and manufacturing processes can take a number of years and involves the expenditure of substantial resources. Even if such products appear promising in development stages, regulatory approval may not be achieved and no assurance can be given that the Corporation will obtain approval in those countries where it wishes to commercialize such products. Nor can any assurance be given that if such approval is secured, the approved labeling will not have significant labeling limitations, including limitations on the indications for which the Corporation can market a product, or require onerous risk management programs. Furthermore, from time to time, changes to the applicable legislation or regulations may be introduced that change these review and approval processes for the Corporation’s products, which changes may make it more difficult and costly to obtain or maintain regulatory approvals.

The Corporation faces competition for future acquisitions of products.

The Corporation’s growth strategy is partially predicated on its ability to acquire additional products at reasonable prices or for a price which the Corporation believes is lower than the accretive value to the Corporation of such products. The Corporation currently competes to acquire products with other participants in the pharmaceutical industry. Some of these companies may have greater resources than the Corporation. In addition, although the Corporation is aware of other entities that are focused on acquiring products primarily for the purpose of generating a stream of stable revenues and cash flow, there can be no assurances that additional entities will not adopt this strategy in the future. If the Corporation is unable to acquire additional products at reasonable or otherwise appropriate prices, its ability to expand its business and to pay, increase or maintain dividends, as applicable, may be adversely affected and this could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

The publication of negative results of studies or clinical trials may adversely impact the Corporation’s business.

From time to time, studies or clinical trials on various aspects of pharmaceutical products are conducted by academics or others, including government agencies. The results of these studies or trials, when published, may have a significant effect on the market for the pharmaceutical product that is the subject of the study. The publication of negative results of studies or clinical trials related to products held by Concordia North America, Concordia International or Orphan Drugs or the therapeutic areas in which the Corporation’s products compete could adversely affect the sales of, the prescription trends for, and the reputation of the Corporation’s products, which in turn could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

Unexpected product safety or efficacy concerns may arise and maintenance of expected levels of market acceptance is uncertain.

Even if the Corporation is able to obtain and maintain regulatory approvals for its products, generic or branded, the success of its products is dependent upon achieving and maintaining market acceptance. Commercializing products is time consuming, expensive and unpredictable. There can be no assurance that the Corporation will be able to, either by itself or in collaboration with its partners or through its licensees or distributors, successfully commercialize its new products or gain market acceptance for such products. New product candidates that appear promising in development may fail to reach the market or may have only limited or no commercial success. Levels of market acceptance for the Corporation’s new products could be impacted by several factors, some of which are not within the Corporation’s control, including but not limited to the:

•	safety, efficacy, convenience and cost-effectiveness of the Corporation’s products compared to products of the Corporation’s competitors;
•	scope of approved uses and marketing approval;
•	availability of patent or regulatory exclusivity;
•	timing of market approvals and market entry;
•	availability of alternative products from the Corporation’s competitors;

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•	acceptance of the price of the Corporation’s products;
•	effectiveness of the Corporation’s sales forces and promotional efforts;
•	the level of reimbursement of the Corporation’s products;
•	acceptance of the Corporation’s products on government and private formularies;
•	ability to market the Corporation’s products effectively at the retail level or in the appropriate setting of care; and
•	reputation of the Corporation’s products.

Unexpected safety or efficacy concerns can arise with respect to the Corporation’s products, whether or not scientifically justified, potentially resulting in product recalls, withdrawals and/or declining sales, as well as product liability, consumer fraud and/or other claims. Any of the foregoing could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

The market perception and reputation of the Corporation’s products and their safety and efficacy are important to the Corporation’s business and the continued acceptance of its products. Any negative publicity about any of the Corporation’s products, such as the discovery of safety issues with its products, adverse events involving its products, or even public rumours about such events, could have a material adverse effect on the Corporation’s business, financial condition and results of operation. In addition, the discovery of one or more significant problems with a product similar to one of the Corporation’s products that implicate (or are perceived to implicate) an entire class of products or the withdrawal or recall of such similar products could have an adverse effect on sales of the Corporation’s products. New data about the Corporation’s products, or products similar to its products, could cause the Corporation reputational harm and could negatively impact demand for the Corporation’s products due to real or perceived side effects or uncertainty regarding safety or efficacy and, in some cases, could result in product withdrawal. If any of the Corporation’s products fail to gain, or lose, market acceptance, the Corporation’s revenues could be adversely impacted which could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

The Corporation depends on key managerial personnel for its continued success.

The Corporation is highly dependent upon qualified managerial personnel. The Corporation’s current and anticipated growth may require additional expertise and the addition of new qualified personnel. There is intense competition for qualified personnel in the pharmaceutical field. Therefore, the Corporation may not be able to attract and retain the qualified personnel necessary for the development of the Corporation’s business. The Corporation must continue to retain and motivate executives, including the Corporation’s Chief Executive Officer, Mark Thompson, and other key employees, and the Corporation may also need to recruit additional key executives. The loss of the services of existing personnel, as well as the failure to recruit additional key executives in a timely manner, could harm the Corporation’s business development programs and the Corporation’s ability to manage day-to-day operations, attract collaboration partners, attract and retain other employees, and generate revenues, which in turn could have a material adverse effect on the Corporation’s business, financial condition and results of operations. There is no key person life insurance on any of the Corporation’s employees.

The Corporation’s ability to obtain third-party reimbursement for the cost of products and related treatment may not be adequate and the Corporation could lose the ability to obtain third-party reimbursement.

The Corporation’s ability to successfully market the Corporation’s products may depend in part on whether appropriate reimbursement levels for the cost of the products and related treatments are obtained from government authorities and private health insurers and other organizations, such as HMOs and MCOs. This reimbursement and the associated governmental healthcare reimbursement systems are under constant review. The Corporation also could lose the ability to access such reimbursement by government authorities and private health insurers and other organizations as a result of changing laws, policies and practices of such entities.

Third-party payors increasingly challenge the pricing of pharmaceutical products. In addition, the trend toward managed health care in the United States, the growth of organizations such as HMOs and MCOs and legislative proposals to reform health care and government insurance programs could significantly influence the purchase of pharmaceutical products, resulting in price changes and/or a reduction in product demand. Such cost containment measures and health care reform could affect the Corporation’s ability to sell its products, which could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

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Failure to be included in formularies developed by MCOs and other organizations may impact use of the Corporation’s products.

MCOs and other third-party payors try to negotiate the pricing of medical services and products to control their costs. MCOs and pharmacy benefit managers typically develop formularies to reduce their cost for medications. Formularies can be based on the prices and therapeutic benefits of the available products. The breadth of the products covered by formularies varies considerably from one MCO to another, and many formularies include alternative and competitive products for treatment of particular medical conditions. Failure to be included in such formularies or to achieve favourable formulary status may negatively impact the use of the Corporation’s products. If the Corporation’s products are not included within an adequate number of formularies or adequate reimbursement levels are not provided, the Corporation’s market share and gross margins could be adversely impacted, which could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

Rising insurance costs could negatively impact the Corporation’s profitability.

The cost of insurance, including director and officer, worker’s compensation, property, product liability and general liability insurance, has risen significantly in recent years and is expected to continue to increase. In response, the Corporation may increase deductibles and/or decrease certain coverage to mitigate these costs. These increases, and the Corporation’s increased risk due to increased deductibles and reduced coverage, could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

Policies regarding returns, allowances and chargebacks may reduce revenues in future fiscal periods.

The Corporation establishes estimates of the impact that policies regarding returns, allowances and chargebacks may have in subsequent periods. The Corporation cannot ensure that the reserves are adequate or that actual product returns, allowances and chargebacks will not exceed its estimates, which could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

The Corporation is exposed to fluctuations in exchange rates.

The Corporation operates in more than 100 countries and is subject to making and receiving payments in a number of foreign currencies. The Corporation reports its financial results in U.S. dollars, but significant portions of the Corporation’s costs and revenue streams may be denominated in currencies other than the U.S. dollar. To the extent that there are fluctuations in the U.S. dollar relative to other currencies, the Corporation’s revenue and operating results may be negatively impacted.

The Corporation is subject to certain risks as a holding company.

As a holding company with no material assets other than the shares of the Corporation’s operating subsidiaries, nearly all of the Corporation’s funds generated from operations are generated by the Corporation’s operating subsidiaries. Accordingly, if the Corporation’s operating subsidiaries are unable, due to regulatory restrictions or otherwise, to pay the Corporation dividends and make other payments to the Corporation when needed, the Corporation may be unable to satisfy the Corporation’s obligations when they arise.

The Corporation’s business is operated in numerous foreign countries that may be subject to a higher degree of political, social and economic risk.

The Corporation’s business is currently conducted in approximately 100 countries, whereas the business of the Corporation historically has been conducted predominantly in the United States. A number of risks are inherent in international operations, including risks associated with: (i) foreign currency fluctuations and devaluations; (ii) political, social, security and economic instability in foreign countries; (iii) changes in and compliance with local laws and regulations or uncertainty regarding the interpretation and/or application of applicable laws, including export and import control laws, sanctions regulations, tax laws, labour laws, employee benefits, currency restrictions and other requirements; (iv) differences in tax regimes and potentially adverse tax consequences of operating in foreign countries or unfavourable or arbitrary tax enforcement; (v) customizing products for foreign countries; (vi) legal uncertainties regarding liability, export and import restrictions, tariffs and other trade barriers; (vii) changes in governmental regulations regarding currency or price controls, profit repatriation, labour, or health and safety matters; (viii) hiring qualified foreign employees; and (ix) difficulty in accounts receivable collection and longer collection periods. Accordingly, the Corporation’s exposure to risks involved with operating in foreign countries has increased since the completion of the AMCo Acquisition, which could have a material adverse effect on the Corporation’s business, financial conditions and results of operations.

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The Corporation currently conducts certain of its operations through foreign subsidiaries and certain of its assets are held in such entities.

The Corporation currently conducts certain of its operations through foreign subsidiaries and certain of its assets are held in such entities. The ability of such subsidiaries to make payments to the Corporation may be constrained by certain factors including the level of taxation, particularly corporate profits and withholding taxes, in the countries in which they operate. Any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict the Corporation’s ability to fund its operations. Any such limitations, or the perception that such limitations may exist now or in the future, could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

There can be no assurance that the Corporation may not be treated as a “passive foreign investment company” under the U.S. Internal Revenue Code. If the Corporation were treated as a PFIC, such treatment could result in adverse tax consequences for investors in the United States.

There can be no assurance that the Corporation may not be treated as a PFIC under the U.S. Internal Revenue Code. If the Corporation were treated as a PFIC, such treatment could result in adverse tax consequences for investors in the United States.

Certain adverse tax consequences could apply to a U.S. holder if the Corporation were treated as a PFIC for any taxable year during which the U.S. holder owns the Corporation’s shares. The Corporation believes that it is not currently a PFIC and is not likely to become a PFIC in the foreseeable future. The determination of whether it is a PFIC, however, is made annually as of the close of each taxable year. Because the determination whether a non-U.S. corporation is a PFIC is primarily factual and there is little administrative or judicial authority on which to rely to make a determination, the U.S. Internal Revenue Service might not agree that the Corporation is not a PFIC. Moreover, no assurance can be given that the Corporation would not become a PFIC for any future taxable year if there were to be changes in Concordia’s assets, income or operations.

The majority of the Corporation’s assets and subsidiaries are incorporated outside of Canada.

The majority of the Corporation’s assets and subsidiaries are located outside of Canada. In addition, some of the Corporation’s directors and officers are nationals and/or residents of countries other than Canada, and all or a substantial portion of such persons’ assets may be located outside of Canada. As a result, it may be difficult for investors to enforce, within Canada, any judgments obtained against the Corporation or the Corporation’s non-resident officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of Canada or any province thereof. Consequently, investors effectively may be prevented from pursuing remedies against the Corporation under Canadian securities laws.

If the Corporation is deemed to be in violation of applicable sanctions laws and regulations, its reputation, business, results of operations and financial condition could be adversely affected.

Various governments and supranational organizations, including Canada, the United States and the United Kingdom, maintain economic sanctions targeting various countries, persons and entities. The various sanctions regimes vary. In some cases, the sanctions may amount to a near-absolute prohibition on trade and investment with or involving the sanctions target for persons required to comply with the sanctions laws. In other cases, only specific goods, services or other dealings may be prohibited. As a result of the AMCo Acquisition, the Corporation operates in and has sales into various jurisdictions in which the Corporation did not previously operate or have sales, including territories such as Iran, Iraq and Sudan which have been the subject of international sanctions in recent years. Further sanctions may be imposed in the future. The Corporation will seek to comply with all applicable sanctions but the Corporation cannot assure investors that its internal control policies and procedures will protect the Corporation from reckless or criminal acts committed by its employees or agents. The Corporation may have to cease certain operations or the sale of certain products if and to the extent that such operations or the export of such products would be in violation of the sanctions laws and regulations of Canada, the United States, the United Kingdom or other applicable laws and regulations with which the Corporation is required to comply. If the Corporation is deemed to be in violation of applicable sanctions laws and regulations, whether due to ongoing business or business conducted in the past, or to have engaged in any conduct that is sanctionable, the Corporation could be subject to sanctions or other governmental actions that could lead to civil or criminal penalties, including fines. In addition, such violations or engaging in such conduct could damage the Corporation’s reputation. All of the foregoing could have a material adverse effect on Concordia’s business, results of operations and financial condition.

The Corporation may not be able to secure additional financing.

The Corporation may need to raise additional funds through, among other ways, public or private debt or equity financings in order to: (i) fund ongoing operations; (ii) take advantage of opportunities, including more rapid expansion

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of the Corporation’s business or the acquisition of complementary businesses; or (iii) respond to competitive pressures. There can be no assurance that the Corporation will be able to raise the additional funding, or to raise such funding on economic or commercially reasonable terms, that it needs to fund ongoing operations, carry out its growth objectives or respond to competitive pressures. The Corporation cannot predict the size of future issuances of Common Shares or other securities or the effect, if any, that future issuances and sales of such securities will have on the market price of the Common Shares or value of other securities of the Corporation. Sales or issuances of substantial numbers of Common Shares or other securities by the Corporation, or the perception that such sales could occur, may adversely affect prevailing market prices of the Common Shares or the value of other securities of the Corporation.

In connection with the AMCo Acquisition, Cinven became a significant shareholder of the Corporation.

Upon completion of the AMCo Acquisition, Cinven held approximately 14.23% of the issued and outstanding Common Shares, which limits the ability of other shareholders to influence certain corporate matters and the direction of the Corporation. Cinven will, for the foreseeable future, have significant influence over corporate management and affairs, and, although restricted in the manner in which it may vote on certain matters pursuant to the Governance Agreement, Cinven will still be able to significantly affect the outcome of important matters affecting the Corporation that require shareholder approval, including the issuance of securities in business combination transactions, and business combinations or other transactions that have been recommended for acceptance by the Corporation’s shareholders by the Board. Cinven is also able to appoint one nominee to stand for election to the Board. As a result of its significant shareholdings, Cinven may have significant influence over the management and the strategic direction of the Corporation. It is possible that the interests of Cinven may in some circumstances conflict with the Corporation’s interests and the interests of other shareholders of the Corporation. In addition, Cinven is in the business of making or advising on investments in other companies and may hold securities of, and may from time to time in the future acquire interests in or provide advice to, businesses that directly or indirectly compete with all or a portion of the Corporation’s business or the businesses of its suppliers. Cinven has not entered into any non-competition agreements with the Corporation, or provided any covenants not to compete with the Corporation under the AMCo SPA. The specific knowledge of AMCo’s business and the Corporation’s industry that Cinven possesses and the absence of restrictions on its ability to invest in and operate businesses in direct or indirect competition with the Corporation may pose a competitive threat to the Corporation that could lead to a material adverse effect on the Corporation’s business, financial condition, and results of operations.

The Corporation has a significant amount of indebtedness and faces certain risks associated with debt financing.

The Corporation has a significant amount of indebtedness. The Corporation’s credit facilities and the agreements governing the Corporation’s existing and future indebtedness impose, or may impose, significant operating and other restrictions on the Corporation. Such facilities and agreements contain or may contain financial and non-financial covenants, such as requirements that the Corporation comply with one or more financial ratios and change of control provisions. Complying with such covenants may at times necessitate that the Corporation forego other favourable business opportunities, such as acquisitions. Moreover, the Corporation’s failure to comply with any of these covenants would likely constitute a default under such facilities and agreements and could give rise to an acceleration of some, if not all, of the Corporation’s then outstanding indebtedness, which could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

The Corporation’s indebtedness may grow as the Corporation’s business grows and/or the Corporation makes new acquisitions. The Corporation’s ability to satisfy its debt obligations will depend principally upon its future operating performance. As a result, prevailing economic conditions and financial, business and other factors, many of which are beyond the Corporation’s control, may affect its ability to make payments on its debt. If the Corporation’s income from operations underperforms, the Corporation may have to utilize cash flow or capital resources to fund its debt service payments. If the Corporation’s cash flow and capital resources are insufficient to service amounts owed under the Corporation’s current or any future indebtedness, as applicable, the Corporation may be forced to reduce or delay capital expenditures, dispose of assets, issue equity or incur additional debt to obtain necessary funds, or restructure its debt, any or all of which could have a material adverse effect on the Corporation’s business, financial condition and results of operations. In addition, the Corporation cannot guarantee that it would be able to take any of these actions on terms acceptable to it, or at all, that these actions would enable the Corporation to continue to satisfy its capital requirements or that these actions would be permitted under the terms of the Corporation’s various debt agreements.

The Corporation’s ability to restructure or refinance its debt will depend on a number of factors (including the capital markets) and the Corporation’s financial condition at such time, as well as the willingness of the Corporation’s lenders to

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allow such restructuring or refinancing. The Corporation may be downgraded by a credit rating agency, such as, Moody’s or S&P and this may have an impact on, among other things, the Corporation’s ability to raise additional debt capital. Any refinancing of the Corporation’s debt could be at higher interest rates and may require it to comply with more onerous covenants, which could further restrict its business operations.

Repayment of the Corporation’s indebtedness is dependent on the generation of cash flow by its subsidiaries and their ability to make such cash available to the Corporation, by dividend, debt repayment or otherwise. The Corporation’s subsidiaries may not be able to, or may not be permitted to, make distributions to enable it to make payments in respect of the Corporation’s indebtedness. In the event that the Corporation does not receive distributions from its subsidiaries, it may be unable to make required principal and interest payments on its indebtedness.

Additionally, a significant portion of the Corporation’s financial indebtedness is subject to cross default provisions. Breach of any of these restrictive covenants or the Corporation’s inability to comply with one or more financial ratios would result in a default under the other applicable debt instruments. If any such default occurs, the lenders may elect to declare all outstanding borrowings, together with accrued interest and other fees, to be immediately due and payable. If the Corporation is unable to repay outstanding borrowings when due, the lenders will have the right to exercise their rights and remedies against the Corporation, including taking possession of, selling, and/or liquidating the Corporation’s assets, and there can be no assurance that the Corporation’s assets would be sufficient to repay in full its obligations.

The Corporation’s credit facilities and the agreements governing the Corporation’s existing and future indebtedness may be secured by all or substantially all of the Corporation’s undertaking, property (including intellectual property) and assets. The Corporation may be required to seek additional sources of financing to satisfy liquidity needs. These additional sources of financing may not be available on commercially reasonably terms or at all. Even if they are available, these financings may result in dilution to shareholders.

The Corporation’s indebtedness could have important consequences to holders of the Common Shares. For example, the Corporation’s indebtedness:

•

requires the Corporation to dedicate a substantial portion of its cash flow from operations to payments on its indebtedness, reducing the availability of cash flow to fund working capital, capital expenditures, development activity, acquisitions and other general corporate purposes;

•	increases the Corporation’s vulnerability to adverse general economic or industry conditions;
•	limits the Corporation’s flexibility in planning for, or reacting to, changes in its business or the industries in which it operates;
•	limits the Corporation’s ability to obtain additional financing in the future for working capital or other purposes;
•	places the Corporation at a competitive disadvantage compared to competitors that have less indebtedness;
•	results in increased sensitivity of overall cash flow and profitability to changes in interest rates; and
•	places certain limits or constraints on the Corporation’s ability to pay dividends on its Common Shares.

The Corporation is exposed to risks related to changes in interest rates.

The Corporation is exposed to risks related to changes in interest rates. Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Corporation’s long term debt bears interest at floating rates and as a result is subject to interest rate cash flow risk resulting from market fluctuations in interest rates, which in turn could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

The Corporation’s operating results and financial condition may fluctuate.

The Corporation’s operating results and financial condition may fluctuate from period to period for a number of reasons, including as a result of the following events or occurrences, among others:

•	development and launch of new competitive products;
•	changes in costs and/or reimbursement for the Corporation’s products;
•	the timing and receipt of FDA, EMA or other applicable regulatory approvals or lack of approvals;
•	costs related to business development transactions;
•	changes in the amount the Corporation spends to market its products;
•	delays between the Corporation’s expenditures to acquire new products, technologies or businesses and the generation of revenues from those acquired products, technologies or businesses;
•	changes in treatment practices of physicians that currently prescribe certain of the Corporation’s products;

Concordia Healthcare Corp.	61	2015 Annual Information Form

•	increases in the cost of raw materials used to manufacture the Corporation’s products;
•	manufacturing and supply interruptions;
•	the Corporation’s responses to price competition;
•	expenditures as a result of legal actions (and settlements thereof), including the defense of the Corporation’s intellectual property;
•	market acceptance of the Corporation’s products;
•	the timing of wholesaler and distributor purchases; and
•	general economic and industry conditions, including potential fluctuations in foreign currency and interest rates.

As a result, the Corporation believes that quarter-to-quarter comparisons of results from operations, or any other similar period-to-period comparisons, should not be construed as reliable indicators of the Corporation’s future performance. The above factors may cause the Corporation’s operating results to fluctuate and could have a material adverse effect on the Corporation’s business, financial condition and results of operations. In any period, the Corporation’s results may be below the expectations of market analysts and investors, which could cause the trading price of the Common Shares to decline.

Goodwill and intangible assets represent a significant portion of the Corporation’s total assets and potential impairment of goodwill and other intangible assets may significantly impact the Corporation’s profitability. Finite-lived intangible assets are subject to an impairment analysis whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. Goodwill and indefinite-lived intangible assets are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired. If an impairment exists, the Corporation would be required to take an impairment charge with respect to the impaired asset. Events giving rise to impairment are difficult to predict and are an inherent risk in the pharmaceutical industry. As a result of the significance of goodwill and intangible assets should such an impairment of goodwill or intangible assets occur, it could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

Risk Factors Related to the Common Shares

The market price of the Common Shares is unpredictable and may be volatile, which could cause the value of a shareholder’s investment to decline.

Publicly-traded securities such as those of the Corporation will not necessarily trade at values determined by reference to the underlying value of its business. The prices at which the Common Shares will trade cannot be predicted. The market price of the Common Shares could fluctuate significantly for various reasons, many of which are beyond the Corporation’s control, including the following:

•

changes or perceived changes in the condition (including financial condition), operations, results or prospects of the Corporation’s businesses and market assessments of these changes or perceived changes;

•	the Corporation’s announcements or those of its competitors’ regarding new products or services, enhancements, significant contracts, acquisitions or strategic investments;
•

changes in the Corporation’s capital structure, such as future issuances of securities, sales of large blocks of Common Shares by the Corporation’s shareholders or the Corporation’s incurrence of additional debt;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Corporation or its competitors;
•	changes in governmental regulations or proposals, or new government regulations or proposals, affecting the Corporation;
•	the addition or departure of the Corporation’s executive officers and other key personnel;
•	expiration of lock-up periods applicable to the Corporation and its directors and executive officers;
•	the Corporation’s quarterly or annual earnings or those of other companies in the Corporation’s industry and anticipated fluctuations in respect thereof;
•	operating and stock price performance of companies that investors deem comparable to the Corporation;
•	changes in earnings estimates or recommendations by securities analysts who track the Common Shares;
•	changes in industry conditions;
•	developments related to investigations, regulatory proceedings, or litigation that involve the Corporation;
•	news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Corporation’s industry or target markets; and

Concordia Healthcare Corp.	62	2015 Annual Information Form

•

changes in general market, economic and political conditions in the United States, Canada, the EU and global economies or financial markets in which the Corporation does business, including those resulting from natural disasters, terrorist attacks, acts of war and responses to such events.

Financial markets have recently experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated or disproportionate to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Corporation’s operating results, underlying asset values or prospects have not changed. These factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. In addition, in the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against the Corporation, could result in substantial costs and diversion of management’s attention and resources.

There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Corporation’s operations could be adversely impacted and the trading price of the Common Shares may be materially adversely affected.

Future sales or issuances of the Common Shares in the public markets, or the perception of such sales, could depress the trading price of the Common Shares.

The sale of a substantial number of Common Shares or other equity-related securities in the public markets, or the perception that such sales could occur, could depress the market price of the Common Shares and impair the Corporation’s ability to raise capital through the sale of additional equity securities. The Corporation cannot predict the effect that future sales of Common Shares or other equity-related securities would have on the market price of the Common Shares.

All of the Corporation’s debt obligations, and any future indebtedness the Corporation may incur, will have priority over the Common Shares with respect to payment in the event of a liquidation, dissolution or winding up.

In any liquidation, dissolution or winding up of the Corporation, the Common Shares would rank below all debt claims against the Corporation. In addition, any convertible or exchangeable securities or other equity securities that the Corporation may issue in the future may have rights, preferences and privileges more favourable than those of the Common Shares. As a result, holders of the Common Shares will not be entitled to receive any payment or other distribution of assets upon the liquidation or dissolution until after the Corporation’s obligations to its debt holders and holders of equity securities that rank senior to the Common Shares have been satisfied.

The Corporation is subject to risks related to publication of inaccurate or unfavourable research by securities analysts or other third parties.

The trading market for the Common Shares relies in part on the research and reports that securities analysts and other third parties choose to publish about the Corporation. The Corporation does not control these analysts or other third parties. The price of the Common Shares could decline if one or more securities analysts downgrade the Common Shares or if one or more securities analysts or other third parties publish inaccurate or unfavourable research about the Corporation or cease publishing reports about the Corporation. If one or more analysts cease coverage of the Corporation or fail to regularly publish reports on the Corporation, the Corporation could lose visibility in the financial markets, which in turn could cause the price or trading volume of the Common Shares to decline.

The Corporation is subject to risks related to global financial conditions.

As widely reported, global credit and financial markets have experienced extreme disruptions in the past several years, including with respect to severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions could have a material adverse effect on the Corporation’s business, financial condition and results of operations. These factors may impact the ability of the Corporation to obtain equity or debt financing in the future and, if obtained, on terms favourable to the Corporation. Increased levels of volatility and market turmoil can adversely impact the Corporation’s operations and the value and the price of the Common Shares could be adversely affected. In addition, there is a risk that one or more of the Corporation’s current manufacturers or other service providers may themselves be adversely impacted by difficult economic circumstances, which could directly affect the Corporation’s ability to run its business as currently contemplated.

Concordia Healthcare Corp.	63	2015 Annual Information Form

The Corporation is subject to risks related to additional regulatory burden and controls over financial reporting.

The Corporation is subject to the continuous and timely disclosure requirements of Canadian and U.S. securities laws and the rules, regulations and policies of the TSX and the NASDAQ. These rules, regulations and policies relate to, among other things, corporate governance, corporate controls, internal audit, disclosure controls and procedures and financial reporting and accounting systems. The Corporation has made, and will continue to make, changes in these and other areas, including the Corporation’s internal controls over financial reporting. However, there is no assurance that these and other measures that it may take will be sufficient to allow the Corporation to satisfy its obligations as a public company on a timely basis. In addition, compliance with reporting and other requirements applicable to public companies create additional costs for the Corporation and require the time and attention of management of the Corporation. The Corporation cannot predict the amount of the additional costs that the Corporation may incur, the timing of such costs or the impact that management’s attention to these matters will have on the Corporation’s business.

In addition, Concordia’s inability to maintain effective internal controls over financial reporting could increase the risk of an error in its financial statements. Concordia’s management, with the participation of the Corporation’s Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. The Corporation’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives due to its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is therefore subject to error, improper override or improper application of the internal controls. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis, and although it is possible to incorporate into the financial reporting process safeguards to reduce this risk, they cannot be guaranteed to entirely eliminate it. If the Corporation fails to maintain effective internal control over financial reporting, then there is an increased risk of an error in the Corporation’s financial statements that could result in the Corporation being required to restate previously issued financial statements at a later date.

Future sales of Common Shares by existing shareholders could reduce market price.

Sales of a substantial number of Common Shares in the public market could occur at any time following, or in connection with, the completion of any offering. These sales, or the market perception that the holders of a large number of Common Shares intend to sell Common Shares, could reduce the market price of the Common Shares. A decline in the market price of the Common Shares could impair the Corporation’s ability to raise additional capital through the sale of securities should it desire to do so. As a result of the requirement to fund the personal income tax liability that may arise for holders of options, RSUs and DSUs of the Corporation upon the realization of certain events, holders of these securities may need to sell Common Shares purchased or issued in the same year that the realization event arises. This may result in a greater number of Common Shares being sold in the public market, and fewer long-term holders of Common Shares by the Corporation’s management and employees. In addition, the issuance of Common Shares upon the exercise of options or the vesting of RSUs/DSUs would decrease the proportionate ownership and voting power of all other shareholders. This dilution could cause the price of the Common Shares to decline and it could result in the creation of new control persons. In addition, the Corporation’s shareholders could suffer dilution in the net book value per share.

There can be no assurance of dividends and the market value of Common Shares may decline if dividends are not paid.

Management of the Corporation currently intends that the Corporation will continue to pay quarterly dividends; however, there can be no assurance that the Corporation’s revenues or earnings will enable the Corporation to continue to pay quarterly dividends or any dividends at all. The Corporation’s dividend policy could be reviewed from time to time by the Board in the context of the Corporation’s earnings, financial condition and other relevant factors. If the Corporation does not continue to pay dividends, the Corporation’s shareholders will not be able to receive a return on their Common Shares unless they sell them. In addition, any dividend to be approved by the Board may require third party consents under the Corporation’s debt facility agreements. In addition, in the event that the Corporation is not in compliance with its obligations under its debt facility agreements, the Corporation’s ability to pay dividends on its shares may be restricted by such facilities. The market value of the Common Shares may deteriorate if the Corporation is unable to meet its dividend targets in the future, and that deterioration may be material. In addition, the composition of cash dividends for Canadian tax purposes may change over time and may affect the after-tax return for certain investors.

Concordia Healthcare Corp.	64	2015 Annual Information Form

Shareholders of the Corporation could experience dilution in holdings.

The Corporation is authorized to issue an unlimited number of Common Shares for such consideration and on such terms and conditions as shall be established by the Board without shareholder approval. The Corporation’s shareholders will have no pre-emptive rights in connection with such further issues. Accordingly, future issuances of Common Shares by the Corporation could result in dilution to the shareholders of the Corporation, and such dilution may be substantial. In addition, the Corporation may in the future ask shareholders to approve the creation of a preferred class of capital stock, which could result in further dilution to shareholders of the Corporation.

There is no guarantee that an active, liquid market for Common Shares will be maintained.

There is no guarantee that an active liquid trading market for the Common Shares will be maintained on the TSX or the NASDAQ. Investors may not be able to sell their Common Shares quickly or at the latest market price if trading in the Common Shares is not active.

Shareholders could lose their entire investment.

An investment in Common Shares is speculative and may result in the loss of an investor’s entire investment. Only investors who are comfortable investing in a company with limited operating history and can afford to lose their entire investment should consider an investment in the Corporation.

Concordia Healthcare Corp.	65	2015 Annual Information Form

ADDITIONAL INFORMATION

Additional information including directors’ and officers’ remuneration and indebtedness, the executive compensation for named executive officers of the Corporation, principal holders of the Corporation’s securities, interests of insiders in material transactions, as applicable, and securities authorized for issuance under equity compensation plans will be contained in the Corporation’s management information circular for its most recent annual meeting of securityholders that involved the election of directors.

Additional financial information is provided in the Corporation’s financial statements and management’s discussion and analysis for the year ended December 31, 2015. A copy of this Annual Information Form, the management information circular, financial statements and management’s discussion and analysis may be obtained upon request from the Corporation and those documents and other information in respect of the Corporation are also available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

~~~

Concordia Healthcare Corp.	66	2015 Annual Information Form

APPENDIX “A”

GLOSSARY OF TERMS

In addition to terms defined elsewhere in this Annual Information Form, the following are defined terms used in this Annual Information Form:

2013 Private Placement	has the meaning ascribed to that term under the heading “General Development of the Business – Equity Transactions” in this Annual Information Form.

2013 Subscription Receipts	has the meaning ascribed to that term under the heading “General Development of the Business – Equity Transactions” in this Annual Information Form.

2014 Offering	has the meaning ascribed to that term under the heading “General Development of the Business – Equity Transactions” in this Annual Information Form.

2014 Underwriters	has the meaning ascribed to that term under the heading “General Development of the Business – Equity Transactions” in this Annual Information Form.

2014 Underwriting Agreement

means the underwriting agreement by and among GMP Securities L.P., Canaccord Genuity Corp., Barclays Capital Canada Inc., Beacon Securities Limited, Cormark Securities Inc. and the Corporation dated February 24, 2014, which was entered into in connection with the 2014 Offering.

AG	means authorized generic.

Agency Agreement	has the meaning ascribed to that term under the heading “General Development of the Business – Equity Transactions” in this Annual Information Form.

Agents	has the meaning ascribed to that term under the heading “General Development of the Business – Equity Transactions” in this Annual Information Form.

Agents’ Options	has the meaning ascribed to that term under the heading “General Development of the Business – Equity Transactions” in this Annual Information Form.

AMCo	means Amdipharm Mercury Limited.

AMCo Acquisition	has the meaning ascribed to that term under the heading “General Development of the Business – Acquisitions – AMCo” in this Annual Information Form.

AMCo Acquisition Closing Date	has the meaning ascribed to that term under the heading “General Development of the Business – Acquisitions – AMCo” in this Annual Information Form.

AMCo Bridge Loan Agreements	has the meaning ascribed to that term under the heading “General Development of the Business – Funding Arrangements” in this Annual Information Form.

AMCo Bridge Facilities	has the meaning ascribed to that term under the heading “General Development of the Business – Funding Arrangements” in this Annual Information Form.

AMCo Credit Agreement	has the meaning ascribed to that term under the heading “General Development of the Business – Funding Arrangements” in this Annual Information Form.

AMCo Equity Bridge Loans	has the meaning ascribed to that term under the heading “General Development of the Business – Funding Arrangements” in this Annual Information Form.

AMCo Equity Offering	has the meaning ascribed to that term under the heading “General Development of the Business – Equity Transactions” in this Annual Information Form.

AMCo Equity Underwriters

means a syndicate of underwriters led by Goldman, Sachs & Co. and RBC Capital Markets, as lead book running managers, and Credit Suisse Securities (USA) LLC and Jeffries LLC, as additional book running managers.

AMCo Extended Bridge Loans	has the meaning ascribed to that term under the heading “General Development of the Business – Funding Arrangements” in this Annual Information Form.

Concordia Healthcare Corp.	2015 Annual Information Form

AMCo Guarantors	has the meaning ascribed to that term under the heading “General Development of the Business – Funding Arrangements” in this Annual Information Form.

AMCo GBP Term Loan	has the meaning ascribed to that term under the heading “General Development of the Business – Funding Arrangements” in this Annual Information Form.

AMCo Lenders	means Goldman Sachs Bank USA, Credit Suisse Securities (USA) LLC, Jefferies LLC, and RBC Capital Markets.

AMCo Notes	has the meaning ascribed to that term under the heading “General Development of the Business – Funding Arrangements” in this Annual Information Form.

AMCo Note Indenture	has the meaning ascribed to that term under the heading “General Development of the Business – Funding Arrangements” in this Annual Information Form.

AMCo Note Purchase Agreement	has the meaning ascribed to that term under the heading “General Development of the Business – Funding Arrangements” in this Annual Information Form.

AMCo Note Purchase Underwriters	means Goldman Sachs & Co, Credit Suisse Securities (USA) LLC, Jeffries LLC, RBC Capital Markets, LLC.

AMCo SPA	has the meaning ascribed to that term under the heading “General Development of the Business – Acquisitions – AMCo” in this Annual Information Form.

AMCo Term Loans	has the meaning ascribed to that term under the heading “General Development of the Business – Funding Arrangements” in this Annual Information Form.

AMCo Underwriting Agreement	has the meaning ascribed to that term under the heading “General Development of the Business – Equity Transactions” in this Annual Information Form.

AMCO USD Term Loan	has the meaning ascribed to that term under the heading “General Development of the Business – Funding Arrangements” in this Annual Information Form.

AMCo Vendors	has the meaning ascribed to that term under the heading “General Development of the Business – Acquisitions – AMCo” in this Annual Information Form.

ANDA	means the Abbreviated New Drug Application.

Annual Information Form	means this annual information form.

Anti-Kickback Statutes	means the United States federal Foreign Corrupt Practices Act and the United States federal Anti-Kickback Statute.

Audit Committee	has the meaning ascribed to that term under the heading “Audit Committee” in this Annual Information Form.

Board	means the board of directors of the Corporation.

By-law	has the meaning ascribed to that term under the heading “Corporate Structure – Governance – Advance Notice By-Law” in this Annual Information Form.

CHUSA	means Concordia Healthcare (USA) Inc., a Delaware corporation, incorporated on April 16, 2013 and a subsidiary of the Corporation.

CID	means an FTC civil investigative demand.

Cinven	means Cinven Capital Management (V) General Partner Limited and limited partnerships comprising the Fifth Cinven Fund.

CLI

means Concordia Laboratories Inc., a société à responsabilité limitée (private limited liability company) duly continued and validly existing under the laws of the Grand-Duchy of Luxembourg which, from time to time, conducts business by way of its Barbados branch, an external company registered under the laws of Barbados and licensed as an international business company carrying on business at 5 Canewood Business Centre, St. Michaels, Barbados, BB 11005.

Concordia Healthcare Corp.	2015 Annual Information Form

CMO	means contract manufacturing organizations.

Common Shares	means the common shares in the capital of the Corporation.

Complete Medical Homecare Share Purchase Agreement

means the Share Purchase Agreement dated August 30, 2013 among CHUSA, and Complete Medical Homecare, Inc., Robert Shea, Joseph Corso and Mark Franz for the purchase by CHUSA of the issued and outstanding shares of Complete Medical Homecare Inc.

Concordia North America	means the Corporation’s North American healthcare business focused on the acquisition, management and sale of pharmaceutical products.

Concordia Private Co.	has the meaning ascribed to that term under the heading “General Development of the Business – Funding Arrangements” in this Annual Information Form.

Consolidation	has the meaning ascribed to that term under the heading “Corporate Structure – Name, Address and Incorporation” in this Annual Information Form.

Corporation or Concordia

means Concordia Healthcare Corp., a corporation incorporated pursuant to the OBCA on January 20, 2010, and unless the context otherwise requires, includes each of the subsidiaries of Concordia Healthcare Corp.

Covis	has the meaning ascribed to that term under the heading “General Development of the Business – Acquisitions – Covis Portfolio” in this Annual Information Form.

Covis Acquisition	has the meaning ascribed to that term under the heading “General Development of the Business – Acquisitions – Covis Portfolio” in this Annual Information Form.

Covis Acquisition Closing Date	has the meaning ascribed to that term under the heading “General Development of the Business – Acquisitions – Covis Portfolio” in this Annual Information Form.

Covis APA	has the meaning ascribed to that term under the heading “General Development of the Business – Acquisition – Covis Portfolio” in this Annual Information Form.

Covis Bank Facilities	has the meaning ascribed to that term under the heading “General Development of the Business – Funding Arrangements” in this Annual Information Form.

Covis Credit Agreement	has the meaning ascribed to that term under the heading “General Development of the Business – Funding Arrangements” in this Annual Information Form.

Covis Equity Offering	has the meaning ascribed to that term under the heading “General Development of the Business – Equity Transactions” in this Annual Information Form.

Covis Equity Underwriters	means RBC Dominion Securities Inc., TD Securities Inc. and GMP Securities L.P.

Covis Lenders	means the Royal Bank of Canada, Morgan Stanley Senior Funding, Inc., TD Securities (USA) LLC, GE Capital Markets, Inc., Fifth Third Bank and certain other lenders party to the Covis Credit Agreement.

Covis Portfolio	has the meaning ascribed to that term under the heading “General Development of the Business – Acquisitions – Covis Portfolio” in this Annual Information Form.

Covis Notes	has the meaning ascribed to that term under the heading “General Development of the Business – Funding Arrangements” in this Annual Information Form.

Covis Note Indenture	has the meaning ascribed to that term under the heading “General Development of the Business – Funding Arrangements” in this Annual Information Form.

Covis Note Purchase Agreement	has the meaning ascribed to that term under the heading “General Development of the Business – Funding Arrangements” in this Annual Information Form.

Covis Note Purchase Underwriters	means RBC Capital Markets, LLC, Morgan Stanley & Co. LLC and TD Securities (USA) LLC.

Concordia Healthcare Corp.	2015 Annual Information Form

Covis Revolving Facility	has the meaning ascribed to that term under the heading “General Development of the Business – Funding Arrangements” in this Annual Information Form.

Covis Subscription Receipt Agreement	has the meaning ascribed to that term under the heading “General Development of the Business – Equity Transactions” in this Annual Information Form.

Covis Subscription Receipts	has the meaning ascribed to that term under the heading “General Development of the Business – Equity Transactions” in this Annual Information Form.

Covis Term Facility	has the meaning ascribed to that term under the heading “General Development of the Business – Funding Arrangements” in this Annual Information Form.

Covis Underwriting Agreement	has the meaning ascribed to that term under the heading “General Development of the Business – Equity Transactions” in this Annual Information Form.

CPI

means Concordia Pharmaceuticals Inc., a société à responsabilité limitée (private limited liability company) duly continued and validly existing under the laws of the Grand-Duchy of Luxembourg which, from time to time, conducts business by way of its Barbados branch, an external company registered under the laws of Barbados and licensed as an international business company carrying on business at 5 Canewood Business Centre, St. Michaels, Barbados, BB 11005.

DSUs or Deferred Share Units	has the meaning ascribed to that term under the heading “Description of Capital Structure – Long Term Incentive Plan” in this Annual Information Form.

DSU Participant	has the meaning ascribed to that term under the heading “Description of Capital Structure – Long Term Incentive Plan” in this Annual Information Form.

DSU Termination Date	has the meaning ascribed to that term under the heading “Description of Capital Structure – Long Term Incentive Plan” in this Annual Information Form.

Donnatal Purchase Agreement	has the meaning ascribed to that term under the heading “General Development of the Business – Acquisitions – Donnatal®” in this Annual Information Form.

Eisai	means Eisai, Inc.

EMA	means the European Medicines Agency, a decentralised agency of the EU, located in London, England.

EU	means the European Union.

Extension Period	has the meaning ascribed to that term under the heading “Description of Capital Structure – Long Term Incentive Plan” in this Annual Information Form.

Fair Market Value

means, with respect to a Common Share on any date, the weighted average trading price of the Common Shares on the TSX for the five days on which Common Shares were traded immediately preceding that date.

FDA	means the United States Food and Drug Administration.

Final Vesting Date	has the meaning ascribed to that term under the heading “Description of Capital Structure – Long Term Incentive Plan” in this Annual Information Form.

forward-looking statements	has the meaning ascribed to that term under the heading “Cautionary Note Regarding Forward-Looking Information” in this Annual Information Form.

FTC	means the United States Federal Trade Commission.

GE Amended Credit Agreement	has the meaning ascribed to that term under the heading “General Development of the Business – Funding Arrangements” in this Annual Information Form.

Global	means Global Medical Direct, LLC and its affiliated entities.

Concordia Healthcare Corp.	2015 Annual Information Form

Global Medical Direct Asset Purchase Agreement

means the Asset Purchase Agreement dated August 30, 2013 among CHUSA and Global Medical, Inc., Global, Joseph Corso, Mark Franz and Robert Shea for the purchase of assets relating to the development, manufacturing, marketing, claims processing, distribution and selling of durable medical equipment products of Global Medical, Inc. and Global.

Global Purchase Agreement	means, collectively, the Midwest Asset Purchase Agreement, the Global Medical Direct Asset Purchase Agreement and the Complete Medical Homecare Share Purchase Agreement.

Governance Agreement	has the meaning ascribed to that term under the heading “Corporate Structure – Governance – Governance Agreement” in this Annual Information Form.

HMO	means health maintenance organizations.

IMS Health	means IMS Institute for Global Health Informatics.

ITA	means the Income Tax Act (Canada).

LIBOR	means the London Interbank Offered Rate.

LTIP or Long Term Incentive Plan	has the meaning ascribed to that term under the heading “Description of Capital Structure – Long Term Incentive Plan” in this Annual Information Form.

Mapi	has the meaning ascribed to that term under the heading “General Description of the Business – Concordia North America – Regulatory Matters”.

MCO	means managed care organization.

May 2014 Credit Facility	has the meaning ascribed to that term under the heading “General Development of the Business – Funding Arrangements” in this Annual Information Form.

MENA region	means region of Middle East and North Africa.

Midwest Asset Purchase Agreement

means the Asset Purchase Agreement dated August 30, 2013, among CHUSA and Midwest Medical Services, Joseph Corso, Mark Franz, and Robert Shea for the purchase of assets relating to the development, manufacturing, marketing, claims processing, distribution and selling of durable medical equipment products of Midwest Medical Services.

Midwest Medical Services	means Midwest Medical Services, Inc.

Moody’s	means Moody’s Investor Services, Inc.

NASDAQ	means the NASDAQ Global Select Market®.

NEX	means the NEX board of the TSX-V.

NDA	means new drug application, being a formal proposal to the FDA to approve a new pharmaceutical for sale and marketing in the United States.

NSCLC	has the meaning ascribed to that term under the heading “Orphan Drugs – Overview”.

OBCA	means the Business Corporations Act (Ontario).

ODA	means the United States federal Orphan Drug Act of 1983.

ODT	means orally disintegrating tablet.

OOPD	means the FDA Office of Orphan Products Development.

Orphan Drugs	means the Corporation’s orphan drugs reportable operating segment.

OTCQX	means the International tier of the OTCQX over-the-counter market.

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PDT	has the meaning ascribed to that term under the heading “Orphan Drugs – PDT with Photofrin® - Photodynamic Therapy with Photofrin®” in this Annual Information Form.

Par	has the meaning ascribed to that term under the heading “Legal Proceedings and Regulatory Matters” in this Annual Information Form.

Par Agreements	has the meaning ascribed to that term under the heading “Legal Proceedings and Regulatory Matters” in this Annual Information Form.

Pinnacle	means Pinnacle Biologics, Inc., a Delaware corporation incorporated on July 22, 2013 and a subsidiary of the Corporation.

Pinnacle Purchase Agreement

means the Agreement and Plan of Merger of November 8, 2013 among Pinnacle, Guillermo Herrera (as the stockholders’ representative), Concordia Private Co., Concordia Labs Inc., and Concordia Healthcare USA (Midwest Medical) Inc., pursuant to which Concordia Private Co. indirectly acquired Photofrin®.

PPACA	means the United States Patient Protection and Affordable Care Act.

PPRS	means Pharmaceutical Price Regulation Scheme.

Qualifying Transaction	has the meaning ascribed to that term under the heading “Corporate Structure – Name, Address and Incorporation” in this Annual Information Form.

Registration Rights Agreement	has the meaning ascribed to that term under the heading “Corporate Structure – Governance – Registration Rights Agreement” in this Annual Information Form.

Robins	has the meaning ascribed to that term under the heading “Risk Factors – Risk Factors Related to the Business” in this Annual Information Form.

RSUs or Restricted Share Units	has the meaning ascribed to that term under the heading “Description of Capital Structure – Long Term Incentive Plan” in this Annual Information Form.

RSU Participant	has the meaning ascribed to that term under the heading “Description of Capital Structure – Long Term Incentive Plan” in this Annual Information Form.

S&P	means Standard & Poor’s Rating Services.

SEC	means the United States Securities and Exchange Commission.

SEDAR	means the System for Electronic Document Analysis and Retrieval.

Senior Loan Agreement

means the Loan Agreement made May 6, 2013, among Concordia Private Co., CPI, CHUSA, Fulcrum Capital Partners Inc. and Windsor Private Capital Limited Partnership in respect of the provision to Concordia Private Co. of term loan facilities in the aggregate amount of $19 million.

Shionogi	means Shionogi Inc.

Shionogi Purchase Agreement	means the Asset Purchase Agreement dated May 6, 2013, between CPI and Shionogi for the purchase by CPI of the Kapvay®, Orapred ODT® and Ulesfia® legacy pharmaceutical products from Shionogi.

Specialty Healthcare Distribution Division	means the Corporation’s former Specialty Healthcare Distribution Division.

Stock Option Plan	has the meaning ascribed to that term under the heading “Description of Capital Structure - Stock Option Plan” in this Annual Information Form.

Subordinate Loan Agreement

means the Loan Agreement made May 6, 2013, among Concordia Private Co., CPI, CHUSA, BG Capital Group Limited and Universal Casualty Company in respect of the provision to Concordia Private Co. of term loan facilities in the aggregate amount of $5.15 million.

TSX	means the Toronto Stock Exchange.

Concordia Healthcare Corp.	2015 Annual Information Form

TSX-V	means the TSX Venture Exchange.

Units	has the meaning ascribed to that term under the heading “Description of Capital Structure - Long Term Incentive Plan” in this Annual Information Form.

Zonegran Purchase Agreement	has the meaning ascribed to that term under the heading “General Development of the Business - Acquisitions - Zonegran®” in this Annual Information Form.

Concordia Healthcare Corp.	2015 Annual Information Form

APPENDIX “B”

INTERCORPORATE RELATIONSHIPS

Concordia Group of Companies: Corporate Structure (by country) - as at March 23, 2016

	Legal Entity Name	Jurisdiction of Formation	Percentage of Equity Interests Owned
1	Concordia Healthcare Corp	Ontario
2	Concordia Healthcare Inc. - Merged with entity 1. on Jan 01/16	Ontario	100%
3	Concordia Laboratories Inc.	Luxembourg	100%
4	Concordia Pharmaceuticals Inc.	Luxembourg	100%
5	Concordia Financing (Jersey) Limited	Jersey	100%
6	Concordia Investments (Jersey) Limited	Jersey	100%
7	Amdipharm Mercury Ltd.	Jersey	100%
8	Amdipharm Mercury Holdco Ltd.	Jersey	100%
9	Amdipharm Mercury Midco Ltd.	Jersey	100%
10	Amdipharm Mercury Debtco Ltd.	Jersey	100%
11	Amdipharm Mercury Newco Ltd.	Jersey	100%
12	Amdipharm International Holdings Ltd.	Jersey	100%
13	Amdipharm Holdings S.á r.l.	Luxembourg	100%
14	Amdipharm AG	Switzerland	100%
15	Amdipharm BV	Netherlands	100%
16	Amdipharm Limited	Ireland	100%
17	Amdipharm Mercury Holdco UK Ltd.	United Kingdom	100%
18	Amdipharm Mercury UK Ltd.	United Kingdom	100%
19	Concordia Holdings (Jersey) Limited	Jersey	100%
20	Amdipharm Mercury International Limited	Jersey	100%
21	Concordia Investment Holdings (UK) Limited	United Kingdom	100%
22	Mercury Pharma Group Ltd.	United Kingdom	100%
23	Abcur AB	Sweden	100%
24	Focus Pharma Holdings Limited	United Kingdom	100%
25	Focus Pharmaceuticals Limited	United Kingdom	100%
26	Mercury Pharma (Generics) Ltd.	United Kingdom	100%
27	Mercury Pharmaceuticals (Ireland) Ltd.	Ireland	100%
28	Mercury Pharma International Ltd.	Ireland	100%
29	Mercury Pharmaceuticals Ltd.	United Kingdom	100%

Concordia Healthcare Corp.	2015 Annual Information Form

APPENDIX “C”

CONCORDIA HEALTHCARE CORP.

AUDIT COMMITTEE CHARTER

There shall be a committee of the board of directors (the “Board”) of Concordia Healthcare Corp. (the “Company”) known as the Audit Committee.

PURPOSE OF AUDIT COMMITTEE

The Audit Committee has been established to assist the Board in fulfilling its oversight responsibilities with respect to the following principal areas:

(a)	the Company’s external audit function; including the qualifications, independence, appointment and oversight of the work of the external auditors;

(b)	the Company’s accounting and financial reporting requirements;

(c)	the Company’s reporting of financial information to the public;

(d)	the Company’s compliance with law and regulatory requirements;

(e)	the Company’s risks and risk management policies;

(f)	the Company’s system of internal controls and management information systems; and

(g)	such other functions as are delegated to it by the Board.

Specifically, with respect to the Company’s external audit function, the Audit Committee assists the Board in fulfilling its oversight responsibilities relating to: the quality and integrity of the Company’s financial statements; the independent auditors’ qualifications; and the performance of the Company’s independent auditors.

MEMBERSHIP

The Audit Committee shall consist of as many members as the Board shall determine but, in any event not fewer than three directors appointed by the Board. Each member of the Audit Committee shall continue to be a member until a successor is appointed, unless the member resigns, is removed or ceases to be a director of the Company. The Board may fill a vacancy that occurs in the Audit Committee at any time.

Members of the Audit Committee shall be independent and selected based upon the following and in accordance with applicable laws, rules and regulations:

(a)

Financially Literate. Each member shall be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the Audit Committee. For these purposes, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

CHAIR AND SECRETARY

The Chair of the Audit Committee shall be designated by the Board. If the Chair is not present at a meeting of the Audit Committee, the members of the Audit Committee may designate an interim Chair for the meeting by majority vote of the members present. The Secretary of the Company shall be the Secretary of the Audit Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Audit

Concordia Healthcare Corp.	2015 Annual Information Form

Committee members who are present. A member of the Audit Committee may be designated as the liaison member to report on the deliberations of the Audit Committees of affiliated companies (if applicable).

MEETINGS

The Chair of the Audit Committee, in consultation with the Audit Committee members, shall determine the schedule and frequency of the Audit Committee meetings provided that the Audit Committee will meet at least four times in each fiscal year and at least once in every fiscal quarter with the management and external auditor. The Audit Committee shall have the authority to convene additional meetings as circumstances require.

Notice of every meeting shall be given to the external and internal auditors of the Company, and meetings shall be convened whenever requested by the external auditors or any member of the Audit Committee in accordance with applicable law. The Audit Committee shall meet separately and periodically with management, legal counsel and the external auditors. The Audit Committee shall meet separately with the external auditors at every meeting of the Audit Committee at which external auditors are present.

MEETING AGENDAS

Agendas for meetings of the Audit Committee shall be developed by the Chair of the Audit Committee in consultation with the management and the corporate secretary, and shall be circulated to Audit Committee members as far in advance of each Audit Committee meeting as is reasonable.

RESOURCES AND AUTHORITY

The Audit Committee shall have the resources and the authority to discharge its responsibilities, including the authority, in its sole discretion, to engage, at the expense of the Company, outside consultants, independent legal counsel and other advisors and experts as it determines necessary to carry out its duties, without seeking approval of the Board or management.

The Audit Committee shall have the authority to conduct any investigation necessary and appropriate to fulfilling its responsibilities, and has direct access to and the authority to communicate directly with the internal and external auditors, the counsel of the Company and other officers and employees of the Company.

The members of the Audit Committee shall have the right for the purpose of performing their duties to inspect all the books and records of the Company and its subsidiaries and to discuss such accounts and records and any matters relating to the financial position, risk management and internal controls of the Company with the officers and external and internal auditors of the Company and its subsidiaries. Any member of the Audit Committee may require the external or internal auditors to attend any or every meeting of the Audit Committee.

RESPONSIBILITIES

The Company’s management is responsible for preparing the Company’s financial statements and the external auditors are responsible for auditing those financial statements. The Audit Committee is responsible for overseeing the conduct of those activities by the Company’s management and external auditors, and overseeing the activities of the internal auditors.

The specific responsibilities of the Audit Committee shall include those listed below. The enumerated responsibilities are not meant to restrict the Audit Committee from examining any matters related to its purpose.

1. Financial Reporting Process and Financial Statements

The Audit Committee shall:

(a)

in consultation with the external auditors and the internal auditors, review the integrity of the Company’s financial reporting process, both internal and external, and any major issues as to the adequacy of the internal controls and any special audit steps adopted in light of material control deficiencies;

Concordia Healthcare Corp.	2015 Annual Information Form

(b)

review all material transactions and material contracts entered into between (i) the Company or any subsidiary of the Company, and (ii) any subsidiary, director, officer, insider or related party of the Company, other than transactions in the ordinary course of business;

(c)

review and discuss with management and the external auditors: (i) the preparation of the Company’s annual audited consolidated financial statements and its interim unaudited consolidated financial statements; (ii) whether the financial statements present fairly (in accordance with Canadian and United States generally accepted accounting principles) in all material respects the financial condition, results of operations and cash flows of the Company as of and for the periods presented; (iii) any matters required to be discussed with the external auditors according to Canadian and United States generally accepted auditing standards; (iv) an annual report by the external auditors describing: (A) all critical accounting policies and practices used by the Company; (B) all material alternative accounting treatments of financial information within generally accepted accounting principles that have been discussed with management of the Company, including the ramifications of the use of such alternative treatments and disclosures and the treatment preferred by the external auditors; and (C) other material written communications between the external auditors and management;

(d)

following completion of the annual audit, review with each of: (i) management; (ii) the external auditors; and (iii) the internal auditors, any significant issues, concerns or difficulties encountered during the course of the audit;

(e)	resolve disagreements between management and the external auditors regarding financial reporting;

(f)	review the interim quarterly and annual financial statements and annual and interim press releases prior to the release of earnings information; and

(g)

review and be satisfied that adequate procedures are in place for the review of the public disclosure of financial information by the Company extracted or derived from the Company’s financial statements, other than the disclosure referred to in (f), and periodically assess the adequacy of those procedures.

2.	External auditors

The Audit Committee shall:

(a)	require the external auditors to report directly to the Audit Committee;

(b)

be directly responsible for the selection, nomination, compensation, retention, termination and oversight of the work of the Company’s external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, and in such regard recommend to the Board the external auditors to be nominated for approval by the shareholders;

(c)

approve all audit engagements and must pre-approve the provision by the external auditors of all non-audit services, including fees and terms for all audit engagements and non-audit engagements, and in such regard the Audit Committee may establish the types of non-audit services the external auditors shall be prohibited from providing and shall establish the types of audit, audit related and non-audit services for which the Audit Committee will retain the external auditors. The Audit Committee may delegate to one or more of its members the authority to pre-approve non-audit services, provided that any such delegated pre-approval shall be exercised in accordance with the types of particular non-audit services authorized by the Audit Committee to be provided by the external auditor and the exercise of such delegated pre-approvals shall be presented to the full Audit Committee at its next scheduled meeting following such pre-approval;

(d)	review and approve the Company’s policies for the hiring of partners and employees and former partners and employees of the external auditors;

(e)	consider, assess and report to the Board with regard to the independence and performance of the external auditors; and

Concordia Healthcare Corp.	2015 Annual Information Form

(f)

request and review the audit plan of the external auditors as well as a report by the external auditors to be submitted at least annually regarding: (i) the external auditing firm’s internal quality-control procedures; (ii) any material issues raised by the external auditor’s own most recent internal quality-control review or peer review of the auditing firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues.

3.	Accounting Systems and Internal Controls

The Audit Committee shall:

(a)

oversee management’s design and implementation of and reporting on internal controls. The Audit Committee shall also receive and review reports from management, the internal auditors and the external auditors on an annual basis with regard to the reliability and effective operation of the Company’s accounting system and internal controls; and

(b)

review annually the activities, organization and qualifications of the internal auditors and discuss with the external auditors the responsibilities, budget and staffing of the internal audit function.

4.	Legal and Regulatory Requirements

The Audit Committee shall:

(a)	receive and review timely analysis by management of significant issues relating to public disclosure and reporting;

(b)	review, prior to finalization, periodic public disclosure documents containing financial information, including the Management’s Discussion and Analysis and Annual Information Form, if required;

(c)	prepare the report of the Audit Committee required to be included in the Company’s periodic filings;

(d)	review with the Company’s counsel legal compliance matters, significant litigation and other legal matters that could have a significant impact on the Company’s financial statements; and

(e)

assist the Board in the oversight of compliance with legal and regulatory requirements and review with legal counsel the adequacy and effectiveness of the Company’s procedures to ensure compliance with legal and regulatory responsibilities.

5.	Additional Responsibilities

The Audit Committee shall:

(a)	discuss policies with the external auditor, internal auditor and management with respect to risk assessment and risk management;

(b)	establish procedures and policies for the following

(i)	the receipt, retention, treatment and resolution of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

(ii)

the confidential, anonymous submission by directors or employees of the Company of concerns regarding questionable accounting or auditing matters or any potential violations of legal or regulatory provisions;

(c)	prepare and review with the Board an annual performance evaluation of the Audit Committee;

Concordia Healthcare Corp.	2015 Annual Information Form

(d)

report regularly to the Board, including with regard to matters such as the quality or integrity of the Company’s financial statements, compliance with legal or regulatory requirements, the performance of the internal audit function, and the performance and independence of the external auditors; and

(e)	review and reassess the adequacy of the Audit Committee’s Charter on an annual basis.

6.	Limitation on the Oversight Role of the Audit Committee

Nothing in this Charter is intended, or may be construed, to impose on any member of the Audit Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which all members of the Board are subject.

Each member of the Audit Committee shall be entitled, to the fullest extent permitted by law, to rely on the integrity of those persons and organizations within and outside the Company from whom he or she receives financial and other information, and the accuracy of the information provided to the Company by such persons or organizations.

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and in accordance with generally accepted accounting principles in Canada and the United States and applicable rules and regulations. These are the responsibility of management and the external auditors.

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Concordia Healthcare Corp.	2015 Annual Information Form

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